                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-18859

PROSPECTUS

                           OFFER FOR ALL OUTSTANDING
                   103/8% SENIOR SUBORDINATED NOTES DUE 2006
                                IN EXCHANGE FOR
                   103/8% SENIOR SUBORDINATED NOTES DUE 2006
                                       OF
                         INTERNATIONAL HOME FOODS, INC.

                      ------------------------------------

                     Interest Payable May 1 and November 1

                      ------------------------------------


         International Home Foods, Inc. (the "Company") is offering upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal") (which together constitute the "Exchange Offer") to exchange $1,000 principal amount of its registered 10-3/8% Senior Subordinated Notes due 2006 (the "New Notes") for each $1,000 principal amount of its unregistered 10-3/8% Senior Subordinated Notes due 2006 (the "Old Notes") of which an aggregate principal amount of $400,000,000 is outstanding. The form and terms of the New Notes are identical to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and will not bear any legends restricting their transfer. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the indenture (the "Indenture") governing the Old Notes. The Exchange Offer is being made in order to satisfy certain contractual obligations of the Company. See "The Exchange Offer" and "Description of New Notes." The New Notes and the Old Notes are sometimes collectively referred to herein as the "Notes."

         Interest on the New Notes will be payable semiannually on May 1 and November 1 of each year, commencing on May 1, 1997. The New Notes will mature on November 1, 2006. Except as described below, the Company may not redeem the New Notes prior to November 1, 2001. On or after such date, the Company may redeem the New Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to November 1, 2000, the Company may, subject to certain requirements, redeem up to $160 million of the aggregate principal amount of the Notes with the net cash proceeds from one or more Equity Offerings (as defined in "Description of New Notes - Certain Definitions") by the Company at a price equal to 110.375% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least $200 million of the aggregate principal amount of the Notes remains outstanding after each such redemption. The New Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined in "Description of New Notes - Change of Control"), (i) the Company will have the option, at any time on or prior to November 1, 2001, to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined in "Description of New Notes - Optional Redemption"), together with accrued and unpaid interest, if any, to the date of redemption, and (ii) if the Company does not so redeem the New Notes or if such Change of Control occurs after November 1, 2001, the Company will be required to make an offer to repurchase the New Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that the Company will have, or will have access to, funds available to repurchase the Notes upon the occurrence of a Change of Control. See "Description of New Notes."

         The New Notes will be unsecured and will be subordinated to all existing and future Senior Indebtedness (as defined in "Description of New
Notes - Ranking and Subordination") of the Company. The New Notes will rank pari passu with any future Senior Subordinated Indebtedness (as defined in "Description of New Notes - Certain Definitions") of the Company and will rank senior to all other subordinated indebtedness of the Company. The New Notes will be unconditionally guaranteed on an unsecured, senior subordinated basis by the Subsidiary Guarantors (as defined in "Summary - Terms of New Notes"). The Indenture permits the Company to incur additional indebtedness, including
Senior Indebtedness, subject to certain limitations. See "Description of New Notes." As of September 30, 1996, on a pro forma basis after giving effect to the Transaction (as defined in "Summary - The Transaction") and the Financing (as defined in "Summary - The Transaction"), the aggregate principal amount of the Company's outstanding Senior Indebtedness would have been approximately
$683 million (excluding unused commitments) and the Company would have had no Senior Subordinated Indebtedness outstanding other than the New Notes. See "Description of New Notes -- Ranking."

                                            (Cover page continued on next page)

         The Exchange Offer will expire at 5:00 p.m., New York City time, March 27, 1997, or such later date and time to which it is extended (the "Expiration Date").

         Each broker-dealer that receives New Notes for its own account pursuant to this exchange offer in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each of the Company and the Subsidiary Guarantors has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Each holder of Old Notes that receives New Notes pursuant to the exchange offer, other than a broker-dealer, must represent that they are not engaging in or intending to engage in a distribution of such New Notes. See "The Exchange Offer" and "Plan of Distribution."

         The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, holders of Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement (as defined in "Summary - The Exchange Offer") and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity in the market for the Old Notes could be adversely affected. No assurance can be given as to the liquidity of the trading market for either the Old Notes or the New Notes.

                      ------------------------------------

         FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NEW NOTES, SEE "RISK FACTORS" ON PAGE 16.

                      ------------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


February 19, 1997

         "Chef Boyardee," "PAM," "Polaner," "Franklin Crunch 'n Munch" (hereinafter "Crunch 'n Munch"), "Gulden's," "Campfire," "Marshmallow Munchie," "Ranch Style," "Luck's," "Dennison's," "Ro*Tel," "Jiffy Pop" and "G. Washington's" are registered trademarks of the Company. "Wheatena," "Maypo" and "Maltex" are registered trademarks licensed to the Company. This Prospectus also includes trademarks of companies other than the Company.

                                   SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context requires otherwise,
(i) all references to "AHFP" mean American Home Food Products, Inc. and affiliates, the branded food products business of American Home Products before completion of the Transaction, and exclude Heritage Brands Holding, Inc. ("Heritage") and (ii) all references herein to the "Company" mean International Home Foods, Inc. and its consolidated subsidiaries upon completion of the Transaction, which include the business conducted by AHFP prior to the Transaction and Heritage. For the fiscal year ended December 31, 1995, AHFP's and Heritage's sales represented 94% and 6%, respectively, of the Company's sales. Except as otherwise indicated, (i) all references to market, category and segment sales reflect the 52-week period ended August 31, 1996, and all references to market share percentages and market positions reflect the 26-week period ended August 31, 1996, in each case as gathered by A.C. Nielsen for United States markets, (ii) all market, category and segment data for national grocery and snack food products reflect U.S. grocery and mass merchandiser sales, and all market, category and segment data for southwestern cuisine reflect regional grocery sales, in each case as gathered by A.C. Nielsen for the United States markets, and (iii) all references to the Company's sales refer to sales as reported in the historical financial statements of AHFP and Heritage. Certain of the statements contained in this summary and elsewhere in this Prospectus, including, but not limited to, information with respect to the Company's business and liquidity and capital resources, are forward-looking statements.


                                 THE COMPANY

         The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names. In the United States, nine of the Company's eleven principal brands command the number one position in their defined markets and have a long history of stable revenue and cash flow. In the twelve month period ended September 30, 1996, these nine brands accounted for 64% of the Company's sales. In addition, many of the Company's largest brands also command leading market positions in Canada and Puerto Rico. The Company's strong portfolio of leading brands enables it to realize synergies in manufacturing, marketing, distribution and raw material sourcing and provides the Company with a strong presence in the United States as well as an attractive platform for international expansion, particularly in Latin America. The Company's brand name business is complemented by growing food service and private label businesses and sales to the U.S. military. For the fiscal year ended December 31, 1995, the Company's pro forma net sales and net loss were $871.8 million and $13.9 million, respectively; for the twelve months ended September 30, 1996, the Company's pro forma net sales and net income were $970.2 million and $29.1 million, respectively. For the fiscal year ended December 31, 1995, the Company's historical cash flows provided by (used in) operating, investing, and financing activities were $145.5 million, $(24.2) million, and $(121.6) million, respectively; for the twelve months ended September 30, 1996, the Company's historical cash flows provided by (used in) operating, investing, and financing activities were $142.4 million, $(10.3) million, and $(131.9) million, respectively. On a pro forma basis, earnings were insufficient to cover fixed charges by $23.1 million for the year ended December 31, 1995; for the twelve months ended September 30, 1996, the Company's pro forma ratio of earnings to fixed charges was 1.5x (For purposes of this calculation, "earnings" consists of income before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of deferred financing costs, and the component of rental expense believed by management to be representative of the interest factor thereon (deemed to be one-third of rental expense)). For the year ended December 31, 1995 and the twelve months ended September 30, 1996, the Company's pro forma EBITDA was $111.1 million and $172.5 million, respectively. (EBITDA represents operating profit before income taxes, interest, depreciation, and amortization).

         The Company groups its brands into three general categories consisting of national grocery, southwestern cuisine and snack foods. The Company's national grocery group is anchored by its largest brand, the nationally distributed family of Chef Boyardee prepared foods, which represented 41% of the Company's sales in 1995. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. The Company's strong Chef Boyardee brand is complemented by other market leading grocery products, including PAM cooking spray, Polaner fruit spreads and spices and Gulden's mustard, as well as Maypo, Wheatena and Maltex hot cereals and G. Washington's dry seasonings and broths. In the growing market for southwestern cuisine, the Company's products include strong regional brands such as Ranch Style and Luck's canned beans, Ro*Tel canned tomatoes with green chilies and Dennison's chili, and in the snack foods category, the Company's brands include Crunch 'n Munch glazed popcorn, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn.

COMPETITIVE STRENGTHS

         Management believes that the following characteristics contribute to the Company's position as a leading manufacturer and marketer of popular branded food products and serve as a foundation for the Company's business strategy.

     O LEADING MARKET POSITIONS AND BRAND NAME RECOGNITION. In the United States, nine of the Company's eleven principal brands have the number one position in their defined markets. The Company's portfolio of national grocery brands includes five national market leaders: Chef Boyardee canned pasta; PAM cooking spray; Polaner fruit-juice-sweetened spreads; Chef Boyardee pizza mix; and Gulden's mustard. In addition, three of the Company's southwestern cuisine brands command leading positions in their regional markets: Ro*Tel is the leading brand of canned tomatoes with green chilies in the Southwest; and Ranch Style and Luck's are the leading brands of canned beans in the Southwest and Southeast, respectively. In the snack food category, the Company's brands include market leader Crunch 'n Munch glazed popcorn. In today's competitive food environment, the Company's recognizable portfolio of leading brands provides a critical mass of brand name sales that (i) allows the Company to realize synergies in manufacturing, marketing, distribution and raw material sourcing, (ii) creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for existing and new brands and (iii) provides a strong platform for introducing product line extensions and new products. Collectively, U.S. sales of these nine market leading brands accounted for $618 million, or 64% of the Company's total sales, in the twelve month period ended September 30, 1996.

                    MARKET POSITION OF LEADING MAJOR BRANDS



                                                                             MARKET SHARE                 NUMBER TWO
                                                                      ----------------------------       COMPETITOR'S
BRAND                     CATEGORY/SEGMENT                             POSITION         PERCENTAGE        PERCENTAGE
-----                     ----------------                            ----------        ----------       --------------
LEADING NATIONAL GROCERY BRANDS
Chef Boyardee............ Canned Pasta...........................         #1               58%               35%
PAM...................... Cooking Spray..........................         #1               53%               12%
Polaner.................. Fruit-Juice-Sweetened Spreads..........         #1               45%               29%
Chef Boyardee............ Pizza Mixes............................         #1               69%(1)            11%
Gulden's................. Brown Mustard..........................         #1               48%               28%

LEADING SOUTHWESTERN CUISINE BRANDS
Ranch Style.............. Canned Beans(2)........................     #1 in Southwest      26%               16%
Luck's................... Canned Beans(2)........................     #1 in Southwest      34%               21%
Ro*Tel................... Canned Tomatoes with Green Chiles......     #1 in Southwest      80%               13%
Dennison's............... Canned Chili...........................     #3 in West(3)        19%               NA

LEADING SNACK FOODS BRANDS
Crunch 'n Munch.......... Glazed Popcorn.........................         #1               34%               26%
Campfire................. Marshmallow Crisp Rice Bars............         #1               12%               NA

------------

(1)  Percentage is based on the 52 week period ended March 9, 1996.

(2) The canned beans category includes both the pork and beans and miscellaneous beans categories. In their respective regions, Ranch Style leads both categories with a total market share of 26%, and Luck's leads the miscellaneous beans category with a market share of 34%.

(3) Dennison's has the #1 market share in California, which represents approximately 65% of Dennison's sales.

          O STABLE REVENUE AND CASH FLOW. The Company's portfolio of established, leading branded products enables it to generate stable revenue and cash flow. Through internal growth and selective acquisitions, AHFP's sales and operating profit from 1987 to 1996 (based on the annualized nine months ended September 30, 1996) increased at compound annual rates of 4.3% and 3.5%, respectively. During this same period, sales of AHFP's largest brand--Chef Boyardee--increased at a compound annual rate of 3.2%. Consistently stable revenue and cash flow provide resources that can be used to fund the Company's growth strategy. See "Business-- Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          O STRONG OPERATING MARGINS. Management believes that the Company benefits from one of the highest operating profit margins in the branded food products industry. From 1991 to 1995, AHFP achieved an average operating profit margin of 14.8%, and through the first nine months of 1996 AHFP realized a 17.0% operating profit margin. Management believes that its relatively high operating profit margins result from the Company's leading market position in high margin food categories as well as the cost efficiencies gained from significant investment in the Company's manufacturing and distribution network. Strong operating profit margins provide the Company with financial resources to support its marketing, sales and distribution efforts and give the Company flexibility in implementing competitive pricing strategies for its products.

         O WELL-DEVELOPED INFRASTRUCTURE. The Company's manufacturing plants and distribution network reflect significant historical capital investment. Due to this investment, management believes that the Company's capital expenditures for the foreseeable future will be limited primarily to maintenance levels.

                  Well-Maintained Manufacturing Facilities. The Company produces its products primarily in two well-maintained manufacturing facilities that are strategically located on the East Coast (Milton, Pennsylvania) and West Coast (Vacaville, California). Both plants have significant excess capacity, with the Milton and Vacaville facilities operating at only 55% and 28% of their respective capacities (based on a five-day, two-shift work schedule). In addition, the Company operates five smaller regional plants that are capable of producing significant additional volume. This excess capacity can be utilized to support the (i) growth of the Company's existing branded and non-branded businesses,
                  (ii) introduction of new products and entry into new markets and (iii) integration of strategic acquisitions.

                  Comprehensive Sales and Distribution Network. The Company has a comprehensive U.S. direct sales force of approximately 110 people in nine regional offices, a national network of approximately 90 food brokers, and 12 distribution points throughout the United States. Management believes this comprehensive sales and distribution network enables the Company to deliver 85% of its sales volume to customers within 24 hours and 100% within 48 hours. Management believes that the Company's sales and distribution network has the capacity to support substantial increases in volume.

         O WELL-POSITIONED PRODUCTS IN GROWING MARKETS. The Company's diversified portfolio of branded products are well-positioned to meet the growing demand for convenient and healthy food products. Many of the Company's products--such as Chef Boyardee canned pasta--are quick and easy to prepare and nutritionally sound. As such, management believes they are particularly appealing to families with children. Several of the Company's other brands also benefit from trends toward healthier eating, including PAM, Polaner and Ranch Style. Furthermore, the Company's strong regional presence in the market for southwestern cuisine provides a platform to capitalize on this cuisine's growing national popularity.

BUSINESS STRATEGY

         The Company's strategy is to enhance its operating margins and strengthen its position as a leading manufacturer and marketer of popular branded food products. The Company plans to improve its profitability by rationalizing its cost structure and consolidating suppliers. Furthermore, the Company has identified several opportunities for revenue growth, including line extending existing brands, expanding into attractive new markets and completing strategic acquisitions. The Company intends to implement its strategy through the following measures:

          O ACHIEVE COST SAVINGS. Management believes that it can achieve annual cost savings of approximately $21 million. These savings are anticipated to be obtained through a reduction in salaries and benefits of various departments throughout the Company
               (plant locations, corporate office and administrative support departments), $8.8 million; elimination of selected outside warehouse facilities by consolidating and shipping product direct to the customer, $1.5 million; implementation of a distribution routing system, $2.6 million; benefits of a heat recovery system recently installed, $1.0 million; consolidation of suppliers of raw and packaging materials to obtain more favorable prices, $5.0 million; and elimination of other identified general and administrative costs, $2.1 million. Elimination of less profitable SKU's and managing trade promotion programs more efficiently are expected to add to the savings identified. The estimated cost of achieving the identified savings is approximately $2.0 million, primarily related to the distribution routing system. In addition, estimated increased stand alone overhead costs amount to $4.5 million. In addition, management believes that it can further reduce unit manufacturing costs by increasing the capacity utilization rate of its facilities by expanding into new markets (as discussed below). Furthermore, as the Company implements further cost saving measures and strategic acquisitions, management believes that the Company's excess production capacity will enable it to eliminate production facilities and thereby generate incremental profits.

          O LEVERAGE LEADING BRANDS. The Company intends to expand its product offerings by leveraging its existing portfolio of leading brands. Management believes that Chef Boyardee can serve as a strong platform to expand the Company's canned pasta product line into other quick meal products, that Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business, and that Dennison's, Ranch Style, Luck's and Ro*Tel can be utilized to develop a broader southwestern cuisine business.

               Management also believes that many of these recognized brand names can serve as a platform for expanding into new product categories.

          O PROMOTE CONSUMER-BASED MARKETING STRATEGY. The Company intends to continue to refocus its marketing efforts towards building brand equity through consumer advertising, primarily utilizing television (a "pull" strategy), rather than focusing promotion efforts on trade spending and discounting (a "push" strategy). Advertising as a percentage of AHFP's total marketing expenses increased from 16.3% in 1994 to 30.7% in the first nine months of 1996. In addition, the Company intends to utilize its advertising and marketing campaigns to increase brand usage, including promoting Chef Boyardee canned pasta as an ideal "fourth meal" product to be served after school and PAM cooking spray as a healthier alternative to cooking oils, butter and margarine.

          O EXPAND INTO ATTRACTIVE NEW MARKETS. Management believes that attractive opportunities exist to expand the Company's sales in international markets with growing economies and attractive demographics. In particular, management believes that the Company's southwestern cuisine products (principally Dennison's, Ranch Style and Ro*Tel) and its Chef Boyardee canned pasta products can be efficiently and successfully expanded into the growing Latin American markets. In addition, management believes that it can utilize the Company's excess plant capacity to facilitate further development of the Company's food service and private label businesses.

          O COMPLETE STRATEGIC ACQUISITIONS. The Company will pursue opportunities to make acquisitions that complement and expand its core businesses or that enable the Company to enter new markets for its products. Since 1983, the Company has successfully integrated six businesses into its existing operations. The acquired businesses have enabled the Company to enter or increase its presence in a number of key markets. Management believes that additional strategic acquisition opportunities exist and that incremental revenue and cash flow can be generated by leveraging the Company's production, distribution and administrative capabilities.


                          RECENT OPERATING PERFORMANCE

         From 1987 to 1994, AHFP's sales and operating profit increased at compound annual rates of 6.4% and 4.4%, respectively. In 1995, however, AHFP experienced a substantial decline in sales and operating profit. AHFP's sales and operating profit decreased from $997 million and $159 million, respectively, in 1994 to $819 million and $69 million, respectively, in 1995. The specific causes of these declines, however, have been subsequently addressed by AHFP, as evidenced by the fact that during the first nine months of 1996 versus the same period in 1995, sales increased to $704 million from $609 million and operating profit increased to $120 million from $46 million.

         The decline in sales and profitability in 1995 stemmed largely from a prior "push" marketing strategy that relied heavily on trade promotions and sales discounting. In the fourth quarter of 1994, AHFP offered significant trade incentives to its customers, a practice similarly pursued in the fourth quarter of 1993. These trade incentives resulted in forward buying by customers in advance of consumer purchases, thereby significantly increasing customer inventories of AHFP's products by the end of 1994. The reliance on trade incentives as well as consumer promotions reduced marketing funds available to support advertising, which builds brand equity and consumer loyalty, for AHFP's core brands. Advertising funds available for AHFP's core products were further diminished by the introduction in 1994 of Chef Boyardee Sesame Street canned pasta. AHFP directed approximately $3 million, or 10% of its total advertising expense in 1994, to the launch and support of this product.

         During the first quarter of 1995, AHFP's sales were significantly reduced as retailers sold the excess inventory of AHFP products that they held at the end of 1994. This reduction was compounded by the effects of an industry-wide reduction in inventory levels by the supermarket trade. In addition, the Chef Boyardee Sesame Street product line proved unsuccessful and was discontinued in 1995. To reduce costs and maintain profitability in the face of declining sales, AHFP significantly reduced advertising spending during the first half of 1995. This action, coupled with lower advertising spending for AHFP's core brands in 1994, resulted in market share losses which further depressed sales.

         In response to the sharp declines in sales and profitability in the first half of 1995, AHFP undertook a number of initiatives, including installing a new management team in July of 1995. In addition, advertising spending was substantially increased beginning in the fourth quarter of 1995 to strengthen consumer brand support. Advertising expense in the fourth quarter of 1995 was approximately $14 million, which represented approximately one-third of total advertising expense for all of 1995. The significant increase in advertising spending in the fourth quarter of 1995 further depressed profitability in that year, but provided the foundation for AHFP's growth in sales and profitability in 1996. Management believes that the marked improvement in sales and operating profit for the nine months ended September 30, 1996 over the same period in 1995 reflects the early success of these initiatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                            OWNERSHIP AND MANAGEMENT

         Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") is a private investment firm based in Dallas, New York, St. Louis and Mexico City that specializes in acquisitions, recapitalizations and other principal investing activities. Since the firm's inception in 1989, Hicks Muse has completed approximately 50 transactions having a combined transaction value exceeding $6 billion. Hicks Muse is combining its financial expertise with the operating management experience of C. Dean Metropoulos & Co. ("Metropoulos & Co."). Organized in 1993 by C. Dean Metropoulos, Metropoulos & Co. consists of a group of senior operating executives who manage a portfolio of companies in the branded food products business. Between 1983 and 1993, Mr. Metropoulos built Stella Foods, Inc. ("Stella") into the nation's largest specialty cheese manufacturer and marketer by growing Stella's revenues from $20 million to $800 million during the period. Hicks Muse and Metropoulos & Co. have established an exclusive relationship to pursue acquisitions of food companies that Metropoulos & Co. will manage. Hicks Muse is the controlling stockholder of, and Metropoulos & Co. manages, the Company, Ghirardelli Chocolate Company and Productos Del Monte S.A. de C.V. See "Management."

                                THE TRANSACTION

         The Old Notes were offered in connection with the purchase of an 80% beneficial interest in American Home Food Products, Inc., based on a total enterprise value of approximately $1.28 billion, and the purchase of Heritage for $70 million.

         In connection with the offering of Old Notes, AHFP Acquisition Corporation (the "Merger Sub"), an indirect subsidiary of Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Hicks Muse Fund III"), was merged (the "Merger") with and into AHFP. As the surviving corporation in the Merger, AHFP redeemed (the "Redemption") certain shares of its common stock held by a subsidiary of American Home Products Corporation ("American Home Products") and changed its name to International Home Foods, Inc. (which has been defined herein as the "Company"). Immediately following the Merger, International Home Foods, Inc. purchased Heritage (the acquisition of Heritage, collectively with the Merger and the Redemption, is referred to herein as the "Transaction"). On the closing date of the Transaction (the "Closing Date"), Hicks Muse Fund III, together with certain other investors, and American Home Products owned 80% and 20%, respectively, of the Company's common stock. See "The Transaction" and "Stock Ownership and Certain Transactions."


         The Company required approximately $1,347 million (assuming a Net Asset Adjustment (as defined in "The Transaction") of $13 million) to consummate the Transaction, consisting of $264 million paid to American Home Products in the Merger, $958 million paid to American Home Products in the Redemption, $70 million used in connection with the Company's acquisition of Heritage and $55 million in fees and expenses. The funds required to consummate the Transaction were provided by (i) the $400 million in gross proceeds from the offering of Old Notes, (ii) the borrowing by the Company of $670 million in connection with a new term loan facility with The Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc., each as agent-lender (the "Term Loan Facilities"), (iii) the borrowing by the Company of $13 million in connection with a new $100 million revolving credit facility with The Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc., each as agent-lender (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Bank Facilities") and (iv) the proceeds of $264 million of equity financing (the "Equity Proceeds") to be paid to a subsidiary of American Home Products by an affiliate of Hicks Muse in the Merger (items
(i), (ii), (iii) and (iv) being referred to herein as the "Financing"). See "Description of Senior Bank Facilities" and "The Transaction."

         The following table sets forth the sources and uses of funds in connection with the Transaction, assuming a Net Asset Adjustment of $13 million:

                                                                                   AMOUNT
                                                                            ---------------------
                                                                            (DOLLARS IN MILLIONS)
SOURCES:
Senior Bank Facilities:
             Revolving Credit Facility..................................          $   13
             Term Loan Facilities:
                 Tranche A..............................................             300
                 Tranche B..............................................             200
                 Tranche C..............................................             170
The Notes...............................................................             400
Equity Proceeds (1).....................................................             264
                                                                                  ------
                     Total sources......................................          $1,347
                                                                                  ======

USES:
Payments to American Home Products:
        Effect of equity proceeds for distribution
        to AHP Subsidiary in connection with the Merger.................          $  264
        Redemption Amount...............................................             958
                                                                                  ------
                                                                                   1,222

Purchase of Heritage (2)................................................              70
Fees and expenses (3)...................................................              55
                                                                                  ------
                     Total uses.........................................          $1,347
                                                                                  ======

-------------

(1) Amount used by Hicks Muse Holding to acquire 80% of the equity interest of the Company, which implies a total equity value of $330 million.

(2) Includes approximately $40 million to repay existing debt of Heritage and approximately $30 million to acquire the equity of Heritage.

(3) Includes the discount to the Initial Purchasers, expenses in connection with the offering of Old Notes, fees and expenses in connection with the Senior Bank Facilities, and other legal and accounting fees and expenses incurred in connection with the Transaction.

                               THE EXCHANGE OFFER

     The Exchange Offer applies to $400 million aggregate principal amount of the Old Notes. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture pursuant to which the Old Notes were issued. See "Description of New Notes."


The Exchange Offer..................    $1,000 principal amount of New Notes in
                                        exchange for each $1,000 principal
                                        amount of Old Notes. As of the date
                                        hereof, Old Notes representing $400
                                        million aggregate principal amount were
                                        outstanding. The terms of the New Notes
                                        and the Old Notes are substantially
                                        identical.

                                        Based on an interpretation by the
                                        Commission's staff set forth in
                                        no-action letters issued to third
                                        parties unrelated to the Company, the
                                        Company believes that, with the
                                        exceptions discussed herein, New Notes
                                        issued pursuant to the Exchange Offer
                                        in exchange for Old Notes may be
                                        offered for resale, resold and
                                        otherwise transferred by any person
                                        receiving the New Notes, whether or not
                                        that person is the holder (other than
                                        any such holder or such other person
                                        that is an "affiliate" of the Company
                                        within the meaning of Rule 405 under
                                        the Securities Act), without compliance
                                        with the registration and prospectus
                                        delivery provisions of the Securities
                                        Act, provided that (i) the New Notes
                                        are acquired in the ordinary course of
                                        business of that holder or such other
                                        person, (ii) neither the holder nor
                                        such other person is engaging in or
                                        intends to engage in a distribution of
                                        the New Notes, and (iii) neither the
                                        holder nor such other person has an
                                        arrangement or understanding with any
                                        person to participate in the
                                        distribution of the New Notes. However,
                                        the Company has not sought, and does
                                        not intend to seek, its own no-action
                                        letter, and there can be no assurance
                                        that the Commission's staff would make
                                        a similar determination with respect to
                                        the Exchange Offer. See "The Exchange
                                        Offer -- Purpose and Effect." Each
                                        broker-dealer that receives New Notes
                                        for its own account in exchange for Old
                                        Notes, where those Old Notes were
                                        acquired by the broker-dealer as a
                                        result of its market-making activities
                                        or other trading activities, must
                                        acknowledge that it will deliver a
                                        prospectus in connection with any
                                        resale of those New Notes. See "Plan of
                                        Distribution."



Exchange and Registration Rights
  Agreement...........................  The Old Notes were sold by the Company on November 1, 1996 in a private
                                        placement. In connection with the sale,
                                        the Company entered into an Exchange
                                        and Registration Rights Agreement with
                                        the initial purchasers of the Old Notes
                                        (the "Registration Rights Agreement")
                                        providing for the Exchange Offer. See
                                        "The Exchange Offer -- Purpose and
                                        Effect."


Expiration Date.......................  The Exchange Offer will expire at 5:00
                                        P.M., New York City time,
                                        March 27, 1997, or such later date
                                        and time to which it is extended.



Withdrawal Rights.....................  The tender of Old Notes pursuant to the
                                        Exchange Offer may be withdrawn at any
                                        time prior to 5:00 p.m., New York City
                                        time, on the Expiration Date. Any Old
                                        Notes not accepted for exchange for any
                                        reason will be returned without expense
                                        to the tendering holder thereof as
                                        promptly as practicable after the
                                        expiration or termination of the
                                        Exchange Offer.

Interest on the New Notes
  and Old Notes......................   Interest on each New Note will accrue
                                        from November 1, 1996, the date of
                                        issuance of the Old Notes. No interest
                                        will be paid on the Old Notes accepted
                                        for exchange.



Conditions to the Exchange
  Offer..............................   The Exchange Offer is subject to
                                        certain customary conditions, certain
                                        of which may be waived by the Company.
                                        See "The Exchange Offer -- Conditions."



Procedures for Tendering
  Old Notes..........................   Each holder of Old Notes wishing to
                                        accept the Exchange Offer must
                                        complete, sign and date the Letter of
                                        Transmittal, or a copy thereof, in
                                        accordance with the instructions
                                        contained herein and therein, and mail
                                        or otherwise deliver the Letter of
                                        Transmittal, or the copy, together with
                                        the Old Notes and any other required
                                        documentation, to the Exchange Agent at
                                        the address set forth herein. Persons
                                        holding Old Notes through the
                                        Depository Trust Company (the "DTC")
                                        and wishing to accept the Exchange
                                        Offer must do so pursuant to the DTC's
                                        Automated Tender Offer Program, by
                                        which each tendering Participant (as
                                        defined) will agree to be bound by the
                                        Letter of Transmittal. By executing or
                                        agreeing to be bound by the Letter of
                                        Transmittal, each holder will represent
                                        to the Company that, among other
                                        things, (i) any Exchange Notes to be
                                        received by it will be acquired in the
                                        ordinary course of its business, (ii)
                                        it has no arrangement with any person
                                        to participate in the distribution of
                                        the Exchange Notes and (iii) it is not
                                        an "affiliate," as defined in Rule 405
                                        of the Securities Act, of the Company
                                        or any of the Subsidiary Guarantors, or
                                        if it is an affiliate, it will comply
                                        with the registration and prospectus
                                        delivery requirements of the Securities
                                        Act to the extent applicable. If the
                                        holder is not a broker-dealer, it will
                                        be required to represent that it is not
                                        engaged in, and does not intend to
                                        engage in, the distribution of the
                                        Exchange Notes. If the holder is a
                                        broker-dealer that will receive
                                        Exchange Notes for its own account in
                                        exchange for Notes that were acquired
                                        as a result of market-making activities
                                        or other trading activities, it will be
                                        required to acknowledge that it will
                                        deliver a prospectus in connection with
                                        any resale of such Exchange Notes.

                                        Pursuant to the Registration Rights
                                        Agreement, the Company is required to
                                        file a registration statement for a
                                        continuous offering pursuant to Rule
                                        415 under the Securities Act in respect
                                        of the Old Notes if existing Commission
                                        interpretations are changed such that
                                        the New Notes received by holders in
                                        the Exchange Offer are not or would not
                                        be, upon receipt, transferable by each
                                        such holder (other than an affiliate of
                                        the Company or any of the Subsidiary
                                        Guarantors) without restriction under
                                        the Securities Act. See "The Exchange
                                        Offer -- Purpose and Effect."



Acceptance of Old Notes and
  Delivery of New Notes..............   The Company will accept for exchange
                                        any and all Old Notes which are
                                        properly tendered in the Exchange Offer
                                        prior to 5:00 p.m., New York City time,
                                        on the Expiration Date. The New Notes
                                        issued pursuant to the Exchange Offer
                                        will be delivered promptly following
                                        the Expiration Date. See "The Exchange
                                        Offer -- Terms on the Exchange Offer."



Exchange Agent.......................   United States Trust Company of New York
                                        is serving as Exchange Agent in
                                        connection with the Exchange Offer.

Federal Income Tax
  Considerations.....................   The exchange pursuant to the Exchange
                                        Offer will not be a taxable event for
                                        federal income tax purposes. See
                                        "Certain United States Federal Income
                                        Tax Considerations."



Effect of Not Tendering..............   Old Notes that are not tendered or that
                                        are tendered but not accepted will,
                                        following the completion of the
                                        Exchange Offer, continue to be subject
                                        to the existing restrictions upon
                                        transfer thereof. The Company will have
                                        no further obligation to provide for
                                        the registration under the Securities
                                        Act of such Old Notes.

                             TERMS OF NEW NOTES




Issuer...............................   International Home Foods, Inc.



Securities Offered...................   $400 million aggregate principal amount
                                        of 10 3/8% Senior Subordinated Notes
                                        due 2006 (the "New Notes").



Maturity.............................   November 1, 2006.



Interest Payment Dates...............   May 1 and November 1 of each year,
                                        commencing on May 1, 1997.



Sinking Fund.........................   None.



Optional Redemption..................   Except as described below, the Company
                                        may not redeem the New Notes prior to
                                        November 1, 2001. On or after such
                                        date, the Company may redeem the New
                                        Notes, in whole or in part, at the
                                        redemption prices set forth herein,
                                        together with accrued and unpaid
                                        interest, if any, to the date of
                                        redemption. In addition, at any time
                                        and from time to time on or prior to
                                        November 1, 2000, the Company may
                                        redeem up to $160 million of the
                                        aggregate principal amount of the Notes
                                        with the net cash proceeds of one or
                                        more Equity Offerings by the Company,
                                        so long as there is a Public Market (as
                                        defined in "Description of New Notes -
                                        Certain Definitions") at the time of
                                        redemption, at a redemption price equal
                                        to 110.375% of the principal amount to
                                        be redeemed, together with accrued and
                                        unpaid interest, if any, to the date of
                                        redemption, provided that at least $200
                                        million of the aggregate principal
                                        amount of the Notes remains outstanding
                                        after each such redemption. See
                                        "Description of New Notes -- Optional
                                        Redemption."


Change of Control....................   Upon the occurrence of a Change of
                                        Control, (i) the Company will have the
                                        option, at any time on or prior to
                                        November 1, 2001, to redeem the New
                                        Notes in whole but not in part at a
                                        redemption price equal to 100% of the
                                        principal amount thereof plus the
                                        Applicable Premium set forth herein,
                                        plus accrued and unpaid interest, if
                                        any, to the date of redemption, and
                                        (ii) if the Company does not so redeem
                                        the New Notes or if such Change of
                                        Control occurs after November 1, 2001,
                                        the Company will be required to make an
                                        offer to repurchase the New Notes at a
                                        price equal to 101% of the principal
                                        amount thereof, together with accrued
                                        and unpaid interest, if any, to the
                                        date of purchase.  There can be no
                                        assurance that the Company will have,
                                        or will have access to, funds available
                                        to repurchase the Notes upon the
                                        occurence of a Change of Control. See
                                        "Description of New Notes -- Change of
                                        Control."

Subsidiary Guarantees................   The New Notes will be unconditionally
                                        guaranteed (the "Subsidiary
                                        Guarantees") on an unsecured, senior
                                        subordinated basis by each of the
                                        Company's Subsidiaries existing on the
                                        issue date of the Old Notes and by each
                                        Subsidiary of the Company (other than
                                        foreign Subsidiaries and Unrestricted
                                        Subsidiaries) created or acquired
                                        thereafter (collectively, the
                                        "Subsidiary Guarantors"). See
                                        "Description of New Notes -- Subsidiary
                                        Guarantees."



Ranking..............................   The New Notes will be unsecured and
                                        will be subordinated in right of
                                        payment to all existing and future
                                        Senior Indebtedness of
                                        the Company. The New Notes will rank
                                        pari passu with any future Senior
                                        Subordinated Indebtedness of the
                                        Company and will rank senior to all
                                        other subordinated indebtedness of the
                                        Company. The Subsidiary Guarantees will
                                        be general, unsecured obligations of
                                        the Subsidiary Guarantors, subordinated
                                        in right of payment to all existing and
                                        future Guarantor Senior Indebtedness
                                        (as defined in "Description of New
                                        Notes - Certain Definitions") of the
                                        Subsidiary Guarantors. As of September
                                        30, 1996, on a pro forma basis after
                                        giving effect to the Transaction and
                                        the Financing, the aggregate principal
                                        amount of the Company's outstanding
                                        Senior Indebtedness would have been
                                        $683 million (excluding unused
                                        commitments) and the Company would have
                                        had no Senior Subordinated Indebtedness
                                        outstanding other than the Notes. As of
                                        the same date, the aggregate principal
                                        amount of Guarantor Senior Indebtedness
                                        of the Subsidiary Guarantors
                                        outstanding would have been $683
                                        million (all of which would have
                                        represented guarantees under the Senior
                                        Bank Facilities). See "Description of
                                        New Notes -- Ranking and
                                        Subordination."


Restrictive Covenants................   The Indenture under which the New Notes
                                        will be issued limits (i) the
                                        incurrence of additional indebtedness
                                        by the Company and its Restricted
                                        Subsidiaries, (ii) the payment of
                                        dividends on, and redemption of,
                                        capital stock of the Company and its
                                        Restricted Subsidiaries and the
                                        redemption of certain subordinated
                                        obligations of the Company and its
                                        Restricted Subsidiaries, (iii)
                                        investments, (iv) sales of assets and
                                        Restricted Subsidiary stock, (v)
                                        transactions with affiliates and (vi)
                                        consolidations, mergers and transfers
                                        of all or substantially all of the
                                        Company's assets. The Indenture also
                                        prohibits certain restrictions on
                                        distributions from Restricted
                                        Subsidiaries. However, all of these
                                        limitations and prohibitions are
                                        subject to a number of important
                                        qualifications and exceptions. See
                                        "Description of New Notes -- Certain
                                        Covenants."

                                  RISK FACTORS

         Holders of Old Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the New Notes.

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA

         The following table sets forth certain unaudited summary pro forma combined financial data of the Company for the periods ended and as of the dates indicated. The unaudited summary pro forma combined statement of operations data give effect to the Transaction and Financing as if they had occurred on January 1, 1995. The unaudited summary pro forma combined balance sheet data give effect to the Transaction and Financing as if they had occurred on September 30, 1996. The unaudited summary pro forma combined financial data do not purport to represent what the Company's results of operations or financial condition would have actually been had the Transaction and Financing been consummated as of such date or to project the Company's results of operations or financial condition for any future period. The unaudited summary pro forma combined financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto. See "Unaudited Pro Forma Combined Financial Statements" and the separate historical financial statements of AHFP and the notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                          TWELVE
                                                   YEAR ENDED      NINE MONTHS ENDED    MONTHS ENDED
                                                   DECEMBER 31,      SEPTEMBER 30,      SEPTEMBER 30,
                                                      1995         1995         1996         1996
                                                   ----------   ----------   ----------   ----------
                                                                 (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
    Net sales ..................................   $ 871.8       $ 647.1       $ 745.5     $  972.2
    Cost of goods sold .........................     427.9         320.0         355.5        463.4
                                                   -------       -------       -------     --------
    Gross profit................................     443.9         327.1         390.0        506.8
    Total marketing expenses ...................     188.5         141.9         145.1        191.7
    Total other operating expenses .............     177.1         132.7         122.2        166.6
                                                   -------       -------       -------     --------

    Operating profit ...........................   $  78.3       $  52.5       $ 122.7     $  148.5
                                                   =======       =======       =======     ========

    Net income (loss)...........................   $ (13.9)      $ (14.2)      $  28.8     $   29.1
                                                   =======       =======       =======     ========


BALANCE SHEET DATA (END OF PERIOD):

    Total Assets................................                                           $  930.9
    Long-term debt (including current portion)                                              1,082.7


OTHER FINANCIAL DATA:

    EBITDA(1)...................................   $ 111.1  $       77.2       $ 138.6     $  172.5

    Historical cash flows provided by (used in):
       Operating activities.....................     145.5         102.1          99.0        142.4
       Investing activities.....................     (24.2)        (22.4)         (8.5)       (10.3)
       Financing activities.....................    (121.6)        (80.3)        (90.6)      (131.9)

    Depreciation and amortization...............      32.8          24.7          15.9         24.0
    Capital expenditures........................      30.1          27.7          12.9         15.3
    Cash interest expense (2)...................      96.4          72.5          71.1         95.0

    Ratio of earnings to fixed charges (3)......        (3)           (3)         1.6x         1.5x
    Ratio of EBITDA to cash interest
       expense..................................                                               1.8x
    Ratio of EBITDA less capital
       expenditures to cash interest
       expenditures.............................                                               1.7x



----------------------

(1) EBITDA represents operating profit before income taxes, interest, depreciation and amortization. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

(2) Excludes non-cash amortization of debt issuance cost. See note (c) to the Unaudited Pro Forma Combined Statements of Operations.

(3) For purposes of this calculation, "earnings" consists of income before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of deferred financing costs and the component of rental expense believed by management to be representative of the interest factor thereon (deemed to be one-third of rental expense). On a pro forma basis, earnings were insufficient to cover fixed charges by $23.1 million and $23.7 million for the year ended December 31, 1995 and the nine months ended September 30, 1995, respectively.

                       SUMMARY HISTORICAL FINANCIAL DATA

         The following table sets forth summary historical financial data of AHFP for the periods ended and as of the dates indicated. The summary historical statement of operations data for the years ended December 31, 1993, 1994 and 1995 and the summary historical balance sheet data as of December 31, 1994 and 1995 are derived from the audited financial statements of AHFP included elsewhere in this Prospectus. The summary historical statement of operations data for the nine month periods ended September 30, 1995 and September 30, 1996 and the summary historical balance sheet data as of September 30, 1996 are derived from the unaudited financial statements of AHFP included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The summary historical statement of operations data for the years ended December 31, 1991 and 1992 and the summary historical balance sheet data as of September 30, 1995 and December 31, 1991, 1992 and 1993 are derived from the unaudited financial statements of AHFP which are not included in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. This information should be read in conjunction with AHFP's historical combined financial statements and related notes thereto appearing elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." See also "Selected Historical Financial and Operating Information."

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                               YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                                   -------------------------------------------------------  -----------------
                                                     1991       1992       1993        1994        1995        1995        1996
                                                   -------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                            (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
    Net sales...................................   $ 859.1     $ 865.8     $ 935.7     $  997.3    $ 818.9    $ 609.1      $704.1
    Cost of goods sold..........................     411.9       402.6       432.0        463.1      398.2      297.0       333.9
                                                   -------     -------     -------     --------    -------    -------      ------
    Gross profit................................     447.2       463.2       503.7        534.2      420.7      312.1       370.2
    Marketing expenses:
       Advertising..............................      39.8        36.8        33.2         32.8       42.4       28.6        43.0
       Consumer promotion.......................      22.7        26.2        21.5         25.5       23.5       20.3        13.3
       Trade promotion..........................     105.2       101.0       118.7        127.6      102.0       76.3        74.6
       Other....................................      15.2        15.2        16.5         14.9       18.5       14.7         9.3
                                                   -------     -------     -------     --------    -------    -------      ------
    Total marketing expenses....................     182.9       179.2       189.9        200.8      186.4      139.9       140.2

    Other operating expenses:
       Selling..................................      39.7        43.3        47.2         52.3       45.9       36.9        33.6
       Storage, packing and shipping............      52.6        51.0        57.6         63.4       55.3       41.4        41.2
       Administrative...........................      14.3        17.0        20.5         23.2       23.6       18.4        14.2
       General and other........................      27.9        16.4        35.2         35.3       40.9       29.3        21.3
                                                   --------    -------     -------     --------    -------    -------      ------
    Total other operating expenses..............     134.5       127.7       160.5        174.2      165.7      126.0       110.3

    Operating profit ...........................   $ 129.8     $ 156.3     $ 153.3     $  159.2    $  68.6    $  46.2      $119.7
                                                   =======     =======     =======     ========    =======    =======      ======
    Net income .................................   $  81.1     $  99.6     $  92.4     $   95.9    $  39.2    $  25.8      $ 74.2
                                                   =======     =======     =======     ========    =======    =======      ======


BALANCE SHEET DATA (END OF PERIOD):
    Inventories.................................   $ 117.6     $ 108.7     $ 134.2     $  148.0    $ 139.9    $ 146.8      $130.5
    Property, plant and equipment, net..........     132.5       140.5       152.0        169.7      176.8      179.3       173.5
    Total assets................................     326.8       387.3       496.0        540.5      463.6      493.0       457.2


OTHER FINANCIAL DATA:
    EBITDA(1)...................................   $ 148.8     $ 168.0     $ 178.3     $  185.6    $  98.7    $  68.8      $133.4
    Cash flows provided by (used in):
            Operating activities................     103.3       113.5        88.5         83.4      145.5      102.1        99.0
            Investing activities................     (14.6)      (75.6)      (89.6)       (31.1)     (24.2)     (22.4)       (8.5)
            Financing activities................     (88.8)      (37.9)        1.6        (51.6)    (121.6)     (80.3)      (90.6)

    Depreciation and amortization...............      19.2        11.8        25.0         26.4       30.1       22.6        13.7
    Capital expenditures........................      14.6        18.6        22.0         31.1       24.2       22.4         8.5
    Ratio of earnings to fixed charges (2)......      95.3x      102.7x       92.0x        92.8x      35.5x      34.6x       84.5x

----------------------
(1) EBITDA represents operating profit before income taxes, interest, depreciation and amortization. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) For purposes of this calculation, "earnings" consists of income before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of deferred financing costs and the component of rental expense believed by management to be representative of the interest factor thereon (deemed to be one-third of rental expense).

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the New Notes offered by this Prospectus.

SUBSTANTIAL LEVERAGE

         The Company is highly leveraged. As of September 30, 1996, on a pro forma basis after giving effect to the Transaction and the Financing as if they had occurred on such date, the Company and its consolidated subsidiaries would have had an aggregate of $1,083 million of outstanding indebtedness and a stockholder's deficit of $251 million. The Indenture permits the Company to incur additional indebtedness, including Senior Indebtedness, subject to certain limitations. See "Capitalization" and "Description of New Notes."

         The Company's high degree of leverage could have important consequences to the holders of the New Notes, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings are at variable rates of interest (including borrowings under the Senior Bank Facilities), which expose the Company to the risk of increased interest rates; (iv) the indebtedness outstanding under the Senior Bank Facilities is secured and matures prior to the maturity of the Notes; (v) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (vi) the Company's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business. See "Description of Senior Bank Facilities" and "Description of New Notes."

INABILITY TO SERVICE DEBT

         The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which in turn will be subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure its debt. On a pro forma basis, the Company's income before income taxes and fixed charges was insufficient to cover fixed charges by $23.1 million and $23.7 million for the year ended December 31, 1995 and the nine month period ended September 30, 1995, respectively. Fixed charges consist of interest, amortization of deferred financing costs and the component of rental expense believed by management to be representative of the interest factor thereon (deemed to be one-third of rental expense). There can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom. In addition, because the Company's obligations under the Senior Bank Facilities bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations. The Company will be required to make scheduled principal payments under the Senior Bank Facilities commencing in May 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Senior Bank Facilities."

SUBORDINATION OF NOTES TO SENIOR INDEBTEDNESS

         The payment of principal of and interest on, and any premium or other amounts owing in respect of, the Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness of the Company, including all amounts owing under the Senior Bank Facilities. As of September 30, 1996, on a pro forma basis after giving effect to the Transaction and Financing, the aggregate amount of such Senior Indebtedness of the Company would have been approximately $683 million. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company, assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due on all or any of the Notes. Similarly, the Indebtedness evidenced by the Subsidiary Guarantees of the Notes by the Subsidiary Guarantors will be subordinated to the prior payment in full of all existing and future Guarantor Senior Indebtedness (as defined under "Description of New Notes"), including all amounts owing pursuant to the Subsidiary Guarantors' guarantees of the Senior Bank Facilities. As of September 30, 1996, on a pro forma basis after giving effect to the Transaction and the Financing, there would have been approximately $683 million of Guarantor Senior Indebtedness outstanding (all of which would have represented guarantees under the Senior Bank Facilities). See "Description of New Notes -- Ranking and Subordination" and "-- Subsidiary Guarantees."

FRAUDULENT CONVEYANCE

         As part of the Transaction, American Home Products received $264 million in cash in the Merger and $945 million (not including an estimated Net Asset Adjustment of $13 million) in cash in the Redemption, and American Home Products' beneficial ownership in the Company was reduced to 20% of the outstanding shares of common stock.
See "The Transaction."

         The incurrence of indebtedness (such as the Notes) in connection with the Transaction and payments to consummate the Transaction with the proceeds thereof are subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of the Company. Under these statutes, if a court were to find that obligations (such as the Notes) were incurred with the intent of hindering, delaying or defrauding present or future creditors or that the Company received less than a reasonably equivalent value or fair consideration for those obligations and, at the time of the occurrence of the obligations, the obligor either (i) was insolvent or rendered insolvent by reason thereof,
(ii) was engaged or was about to engage in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or
(iii) intended to or believed that it would incur debts beyond its ability to pay such debts as they matured or became due, such court could void the Company's obligations under the Notes, subordinate the Notes to other indebtedness of the Company or take other action detrimental to the holders of the Notes. Some courts have held that an obligor's purchase of its own capital stock does not constitute reasonably equivalent value or fair consideration for indebtedness incurred to finance that purchase.

         The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. The Company believes that, after giving effect to the Transaction and the Financing, the Company was (i) neither insolvent nor rendered insolvent by the incurrence of indebtedness in connection with the Transaction and the Financing, (ii) in possession of sufficient capital to run its business effectively and (iii) incurring debts within its ability to pay as the same mature or become due.

         There can be no assurance, however, as to what standard a court would apply to evaluate the parties' intent or to determine whether the Company was insolvent at the time of, or rendered insolvent upon consummation of, the Transaction and Financing or that, regardless of the standard, a court would not determine that the Company was insolvent at the time of, or rendered insolvent upon consummation of, the Transaction and Financing.

         In addition, the Subsidiary Guarantees may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of any of the Subsidiary Guarantors. In such a case, the analysis set forth above would generally apply, except that the Subsidiary Guarantees could also be subject to the claim that, since the Subsidiary Guarantees were incurred for the benefit of the Company (and only indirectly for the benefit of the Subsidiary Guarantors), the obligations of the Subsidiary Guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could avoid a Subsidiary Guarantor's obligation under its Subsidiary Guarantee, subordinate the Subsidiary Guarantee to other indebtedness of a Subsidiary Guarantor or take other action detrimental to the holders of the Notes.

RESTRICTIVE DEBT COVENANTS

         The Senior Bank Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities, the Company is required to comply with specified financial ratios and tests, including minimum consolidated interest coverage (as defined; 1.50 to 1.00 for the period from March 31, 1997 through March 31, 1998), minimum consolidated fixed charge coverage (as defined; 1.00 to 1.00 for the period from March 31, 1997 through December 31, 2000) and maximum consolidated leverage ratios (as defined; 6.50 to 1.00 for the period from March 31, 1997 through December 31, 1997). The Company believes that, on a combined pro forma basis as of and for the twelve months ended September 30, 1996, the Company would have been in compliance with these financial ratios. See "Description of Senior Bank Facilities."

         Since consummation of the Transaction and the Financing, the Company has been in compliance with the covenants and restrictions contained in the Senior Bank Facilities and in the Indenture. However, its ability to continue to comply with such agreements may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Senior Bank Facilities and/or the Indenture, which would permit the senior lenders or the holders of the Notes, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the senior lenders to make further extensions of credit under the Senior Bank Facilities could be terminated. If the Company were unable to repay its indebtedness to its senior lenders, such lenders could proceed against the collateral securing such indebtedness as described under "Description of Senior Bank Facilities."

LIMITATION ON CHANGE OF CONTROL

         Upon a Change of Control (as defined under "Description of New Notes"), the Company will be required to offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof to the date of repurchase plus accrued and unpaid interest, if any, to the date of repurchase. The Change of Control purchase feature of the Notes may in certain circumstances discourage or make more difficult a sale or takeover of the Company. In particular, a Change of Control may cause an acceleration of, or require an offer to repurchase under, the Senior Bank Facilities and certain other indebtedness, if any, of the Company and its subsidiaries, in which case such indebtedness would be required to be repaid in full before repurchase of the Notes. See "Description of Senior Bank Facilities" and "Description of New Notes -- Change of Control." The inability to repay such indebtedness, if accelerated, and to purchase all of the tendered Notes would constitute an event of default under the Indenture. There can be no assurance that the Company will have, or will have access to, funds available to repurchase the Notes upon the occurrence of a Change of Control.

GENERAL RISKS OF FOOD INDUSTRY

         The food products manufacturing industry is subject to the risk of adverse changes in general economic conditions; adverse changes in local markets resulting in greater risks inherent in the limited shelf life of food products in case of oversupply; lack of attractiveness of a particular food product line after its novelty has worn off; evolving consumer preferences and nutritional and health-related concerns; federal, state and local food processing controls; consumer product liability claims; the risk of product tampering; and the availability and expense of liability insurance.
See "Business."

DEPENDENCE ON RAW MATERIALS

         The primary raw materials used in the Company's operations include tin cans, flour, meat, tomatoes, fruit and fruit-juice concentrates, beans and peanuts. The Company purchases its raw materials, all of which are widely available, from numerous suppliers. The prices of many of these raw materials are affected by, among other things, agricultural policies of the United States government and weather conditions. Movement in the price level of these raw materials can have a corresponding impact on finished product costs, and hence, gross margins. The ability of the Company to pass through increases in costs of raw materials to its customers is dependent upon competitive conditions and pricing methodologies employed in the various markets where the Company operates. See "Business -- Raw Materials."

RISKS RELATING TO IMPLEMENTATION OF BUSINESS STRATEGY

         The Company intends to pursue a business strategy of increasing cash flow and revenue in its core business through a combination of cost savings, marketing efforts, expansion of certain markets and lines of business, and strategic acquisitions. No assurance can be given that the Company will be successful in implementing this strategy.
See "Business -- Business Strategy."

GOVERNMENTAL REGULATION

         The Company's operations are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture and other state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of the Company's products and environmental compliance. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company believes that it is currently in substantial compliance with all material governmental laws and regulations and maintains all material permits and licenses relating to its operations. Nevertheless, there can be no assurance that the Company is in compliance with such laws and regulations or that it will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on the Company. See "Business -- Certain Legal and Regulatory Matters."

COMPETITION

         The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on price, quality and convenience. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them and lower fixed costs, and there can be no assurance that the Company can compete successfully with such other companies. In addition, many of the Company's competitors may be substantially less leveraged. Competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion, which could have a material adverse effect on the Company. See "Business."

CONTROLLING STOCKHOLDER

         An affiliate of Hicks Muse owns of record 80% of the common stock of the Company and is able to direct the election of a majority of the members of the Board of Directors of the Company and therefore direct the management and policies of the Company. See "Stock Ownership and Related Transactions."

ENVIRONMENTAL MATTERS

         The past and present business operations of the Company and the past and present ownership and operation of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with such laws and regulations is not expected to have a material impact on the Company's capital expenditures, earnings or competitive position. No assurance can be given, however, that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures. See "Business -- Certain Legal and Regulatory Matters."

ABSENCE OF PUBLIC MARKET

         The Old Notes are designated for trading in the PORTAL market. There is no established trading market for the New Notes. Although the initial purchasers of the Old Notes have advised the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and they may discontinue such market-making at any time without notice. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development of any market or the liquidity of any market that may develop for the New Notes. If such a market were to exist, no assurance can be given as to the trading prices of the New Notes. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities.


                                THE TRANSACTION

         The Old Notes were offered in connection with (i) the purchase of an 80% beneficial interest in AHFP, formerly the food products segment of American Home Products Corporation, based on a total enterprise value of $1.28 billion, and (ii) the purchase of Heritage for $70 million.

         Hicks Muse Fund III and certain other investors own all of the capital stock of AHFP Holding Corporation ("Hicks Muse Holding") and American Home Products owns all of the capital stock of AHP Subsidiary Holding

Corporation ("AHP Subsidiary"). Prior to the Closing, Hicks Muse Holding owned all of the capital stock of Merger Sub and AHP Subsidiary owned all of the capital stock of AHFP. Hicks Muse Holding, Merger Sub, American Home Products, AHP Subsidiary and AHFP entered into an Agreement of Sale and Plan of Merger (the "Merger Agreement") pursuant to which Hicks Muse Holding acquired an 80% interest in AHFP. The Merger Agreement contains customary representations, warranties, covenants, conditions and indemnities by American Home Products, AHP Subsidiary and Hicks Muse Holding.

         Hicks, Muse, Tate & Furst Equity Fund II, L.P. and certain other investors owned all of the capital stock of Heritage and sold Heritage to International Home Foods, Inc. on the Closing Date immediately following completion of the Merger and the Redemption.

         On the Closing Date, (i) Merger Sub was merged into AHFP, with AHFP being the surviving corporation, resulting in Hicks Muse Holding and AHP Subsidiary holding 264,000,000 and 1,011,000,000 common shares of AHFP, respectively, (ii) AHFP redeemed 945,000,000 common shares held by AHP Subsidiary pursuant to the Redemption and changed its name to International Home Foods, Inc. (which has been defined herein as the "Company") and (iii) International Home Foods, Inc. acquired Heritage. As a result of the Transaction, Hicks Muse Holding and AHP Subsidiary now own 80% (264 million shares) and 20% (66 million shares), respectively, of the Company's common stock.

         Hicks Muse Holding and the Company required approximately $1,347 (assumes a Net Asset Adjustment of $13 million) to consummate the Transaction, consisting of (i) $264 million paid by Hicks Muse Holding to AHP Subsidiary in the Merger, (ii) $958 million, which includes a Net Asset Adjustment of $13 million, paid by the Company to AHP Subsidiary in the Redemption (the "Redemption Amount"), (iii) $70 million paid by the Company in connection with the acquisition of Heritage and (iv) $55 million in fees and expenses. The funds required to consummate the Transaction were provided by (i) a $264 million equity contribution from Hicks Muse Fund III and certain other investors to Hicks Muse Holding and (ii) the borrowing by the Company of $1,083 million, consisting of $400 million of gross proceeds from the offering of the Old Notes, $670 million under the Term Loan Facility and $13 million under the Revolving Credit Facility. The Redemption Amount is subject to increase or decrease (the "Net Asset Adjustment"), on a dollar for dollar basis, to the extent that the value of certain assets less certain liabilities ("Net Assets") of the Company on the Closing Date were less than or greater than, as the case may be, the higher of (i) the value of the Net Assets at June 30, 1996, or (ii) the difference between the average value of the Net Assets over the immediately preceding twelve months and $13 million.

         The following charts depict (i) the organizational structure of the parties immediately prior to the Transaction and (ii) the organizational structure of the Company upon completion of the Transaction:



           [Organizational chart showing the organizational structure of the parties immediately prior to the Transaction.]




         [Organizational chart showing the organizational and ownership structure of the Company upon completion of the Transaction.]

         The following table sets forth the sources and uses of funds in connection with the Transaction.

                                                                      AMOUNT
                                                              ---------------------
                                                              (DOLLARS IN MILLIONS)
SOURCES:
Senior Bank Facilities:
  Revolving Credit Facility (1) .................................   $       13
  Term Loan Facilities:
      Tranche A .................................................          300
      Tranche B .................................................          200
      Tranche C .................................................          170
The Notes .......................................................          400
Equity Proceeds (2) .............................................          264
                                                                    ----------
          Total sources .........................................   $    1,347
                                                                    ==========

USES:
Payments to American Home Products:
  Effect of equity proceeds for
  distribution to AHP Subsidiary
  in connection with the Merger .................................   $      264
  Redemption Amount .............................................          958
                                                                    ----------
                                                                         1,222
Purchase of Heritage:
  Purchase of equity interests ..................................           30
  Repayment of indebtedness .....................................           40
                                                                    ----------
                                                                            70

Fees and expenses (3) ...........................................           55
                                                                    ----------
          Total uses ............................................   $    1,347
                                                                    ==========

----------

(1) The Revolving Credit Facility provides for borrowings of up to $100 million. See "Description of Senior Bank Facilities."

(2) Amount used by Hicks Muse Holding to acquire 80% of the equity interest of the Company, which implies a total equity value of approximately $330 million.

(3) Includes the discounts to the Initial Purchasers, expenses in connection with the Offering, fees and expenses in connection with the Senior Bank Facilities, and other legal and accounting fees and expenses incurred in connection with the Transaction.

                                USE OF PROCEEDS

         There will be no cash proceeds to the Company from the Exchange Offer.

         The Company used the $400 million of gross proceeds from the Old Note Offering, together with borrowings of approximately $683 million under the Senior Bank Facilities, as follows: (i) $958 million to complete the Redemption; (ii) $40 million to repay existing indebtedness of Heritage; (iii) $30 million to purchase all of the equity of Heritage; and (iv) approximately $55 million to pay fees and expenses. In addition, Hicks Muse Holding paid AHP Subsidiary $264 million in the Merger. See "The Transaction."


                                 CAPITALIZATION

         The following table sets forth the unaudited pro forma capitalization of the Company as of September 30, 1996, after giving effect to the Transaction and the Financing, assuming the Transaction and the Financing were consummated on such date. This table should be read in conjunction with "The Transaction" and "Unaudited Pro Forma Combined Financial Statements" included elsewhere herein.

                                                                               PRO FORMA AS OF
                                                                              SEPTEMBER 30, 1996
                                                                              ------------------
                                                                             (DOLLARS IN MILLIONS)
            Long-term debt (including current maturities):
              Revolving Credit Facility (1)...............................        $   13
              Term Loan Facilities:
                  Tranche A...............................................           300
                  Tranche B...............................................           200
                  Tranche C...............................................           170
              The Notes...................................................           400
                                                                                  ------

                  Total long-term debt....................................         1,083

            Total stockholders' deficit (2)...............................          (251)
                                                                                  ------

            Total capitalization..........................................        $  832
                                                                                  ======


---------------

(1) The Revolving Credit Facility provides for borrowings of up to $100 million. See "Description of Senior Bank Facilities."

(2) As a result of the Transaction, the Company has a stockholder's deficit for accounting purposes. However, Hicks Muse Holding paid $264 million for 80% of the common stock of the Company, which implies a total equity value of $330 million.

            SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION

         The following table sets forth selected historical financial and operating information of AHFP for the periods ended and as of the dates indicated. The selected historical statement of operations data for the years ended December 31, 1993, 1994 and 1995 and the historical balance sheet data as of December 31, 1994 and 1995 are derived from the audited financial statements of AHFP included elsewhere in this Prospectus. The selected historical statement of operations data for the nine months ended September 30, 1995 and 1996 and the selected historical balance sheet data as of September 30, 1996 are derived from the unaudited financial statements of AHFP included elsewhere in this Prospectus and, which in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of operations data for the years ended December 31, 1991 and 1992 and the selected historical balance sheet data as of September 30, 1995 and December 31, 1991, 1992 and 1993 are derived from the unaudited financial statements of AHFP which are not included in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. This table should be read in conjunction with AHFP's historical combined financial statements and related notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                              YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                           --------------------------------------------------------------   -----------------------
                                              1991         1992         1993         1994         1995         1995         1996
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                           (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales ................................ $      859.1 $      865.8 $      935.7 $      997.3 $      818.9 $      609.1 $    704.1
Cost of goods sold .......................        411.9        402.6        432.0        463.1        398.2        297.0      333.9
                                           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Gross profit .............................        447.2        463.2        503.7        534.2        420.7        312.1      370.2
Marketing expenses:
    Advertising ..........................         39.8         36.8         33.2         32.8         42.4         28.6       43.0
    Consumer promotion ...................         22.7         26.2         21.5         25.5         23.5         20.3       13.3
    Trade promotion ......................        105.2        101.0        118.7        127.6        102.0         76.3       74.6
    Other ................................         15.2         15.2         16.5         14.9         18.5         14.7        9.3
                                           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Total marketing expenses .................        182.9        179.2        189.9        200.8        186.4        139.9      140.2

Other operating expenses:
    Selling ..............................         39.7         43.3         47.2         52.3         45.9         36.9       33.6
    Storage, packing and shipping ........         52.6         51.0         57.6         63.4         55.3         41.4       41.2
    Administrative .......................         14.3         17.0         20.5         23.2         23.6         18.4       14.2
    General and other ....................         27.9         16.4         35.2         35.3         40.9         29.3       21.3
                                           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Total other operating expenses ...........        134.5        127.7        160.5        174.2        165.7        126.0      110.3


    Operating profit ..................... $      129.8 $      156.3 $      153.3 $      159.2 $       68.6 $       46.2 $    119.7
                                           ============ ============ ============ ============ ============ ============ ==========
    Net income ........................... $       81.1 $       99.6 $       92.4 $       95.9 $       39.2 $       25.8 $     74.2
                                           ============ ============ ============ ============ ============ ============ ==========

BALANCE SHEET DATA (END OF PERIOD):
    Inventories........................... $      117.6 $      108.7 $      134.2 $      148.0 $      139.9 $      146.8 $    130.5
    Property, plant and equipment, net....        132.5        140.5        152.0        169.7        176.8        179.3      173.5
    Total assets..........................        326.8        387.3        496.0        540.5        463.6        493.0      457.2


OTHER FINANCIAL DATA:
    EBITDA(1)............................. $      148.8 $      168.0 $      178.3 $      185.6 $       98.7 $       68.8 $    133.4
    Cash flows provided by (used in):
            Operating activities..........        103.3        113.5         88.5         83.4        145.5        102.1       99.0
            Investing activities..........        (14.6)       (75.6)       (89.6)       (31.1)       (24.2)       (22.4)      (8.5)
            Financing activities..........        (88.8)       (37.9)         1.6        (51.6)      (121.6)       (80.3)     (90.6)

    Depreciation and amortization.........         19.2         11.8         25.0         26.4         30.1         22.6       13.7
    Capital expenditures..................         14.6         18.6         22.0         31.1         24.2         22.4        8.5
    Ratio of earnings to fixed
      charges (2).........................         95.3x       102.7x        92.0x        92.8x        35.5x        34.6x      84.5x

----------------------

(1) EBITDA represents operating profit before interest, income taxes, depreciation and amortization. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) For purposes of this calculation, "earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of deferred financing costs and the component of rental expense believed by management to be representative of the interest factor thereon (deemed to be one-third of rental expense).

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

         The following unaudited pro forma combined financial statements (the "Unaudited Pro Forma Combined Financial Statements") of the Company are based on the audited and unaudited financial statements of AHFP which are included elsewhere in this Prospectus and the financial statements of Heritage, as adjusted to illustrate the estimated effects of the Transaction and the Financing. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Combined Financial Statements and accompanying notes should be read in conjunction with the historical financial statements of AHFP, and other financial information pertaining to the Company including "The Transaction," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

         The Unaudited Pro Forma Combined Financial Statements have been prepared to give effect to the Transaction and the Financing (and the application of the net proceeds therefrom) as though such transactions had occurred as of September 30, 1996, for the balance sheet and for the periods beginning January 1, 1995, for the statements of operations. The Merger and Redemption were treated as a taxable asset purchase for federal and state income tax purposes and as a recapitalization for financial accounting purposes. The subsequent acquisition of Heritage by the Company was accounted for using the purchase method of accounting. The total purchase price of Heritage was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. The allocation of the Heritage purchase price reflected in the Unaudited Pro Forma Combined Financial Statements is preliminary, but is not expected to differ materially from the purchase price allocation reflected herein.

         The Unaudited Pro Forma Combined Financial Statements do not purport to be indicative of what the Company's financial position or results of operation would actually have been had the Transaction and Financing been completed on such date or at the beginning of the periods indicated or to project the Company's results of operations for any future period.

                         INTERNATIONAL HOME FOODS, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                             (DOLLARS IN MILLIONS)


                                                                       Historical
                                                                  ------------------------        Pro Forma
                                                                     AHFP        Heritage        Adjustments         Pro Forma
                                                                  ---------      ---------       -----------         ---------
ASSETS
Current Assets
     Cash and cash equivalents..............................      $   --          $  0.5          $   --              $  0.5
     Accounts receivable, net...............................        55.7             4.6              --                60.3
     Inventories............................................       130.5             4.3              --               134.8
     Other current assets...................................         1.9             4.4              --                 6.3
                                                                  ------          ------          ------              ------
           Total current assets.............................       188.1            13.8              --               201.9
Property, plant & Equipment, net............................       173.5            13.1              --               186.6
Intangible assets, net......................................        95.6            34.2            50.6    (a)        180.4
Deferred taxes..............................................                                       362.0    (b)        362.0
                                                                  ------          ------          ------              ------
           Total assets.....................................      $457.2          $ 61.1          $412.6              $930.9
                                                                  ======          ======          ======              ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts payable.......................................      $ 17.0          $  5.9          $   --              $ 22.9
     Accrued liabilities....................................        61.4             1.6             2.0    (c)         65.0
     Current portion of long-term obligations...............                        39.6           (13.6)   (d)         26.0
                                                                  ------          ------          -----               ------
           Total current liabilities........................        78.4            47.1           (11.6)              113.9
Long-term obligations, less current maturities..............                                     1,056.7    (d)      1,056.7
Other long-term liabilities.................................        10.2             0.6              --                10.8
Stockholders' equity (deficit)..............................       368.6            13.4          (632.5)   (e)       (250.5)
                                                                  ------          ------          ------              ------
           Total liabilities and stockholders' equity.......      $457.2          $ 61.1          $412.6              $930.9
                                                                  ======          ======          ======              ======










      See Accompanying Notes to Unaudited Pro Forma Combined Balance Sheet

                         INTERNATIONAL HOME FOODS, INC.

            NOTES TO THE UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             (DOLLARS IN MILLIONS)


(a) Adjustment reflects the allocation of the purchase price of Heritage to the fair value of the assets acquired and liabilities assumed resulting in an increase of $17 million in goodwill. Adjustment also reflects the capitalized portion of deferred financing fees of $33.6 million associated with the Notes and the Senior Bank Facilities.

(b) Adjustment reflects the increase in the deferred tax assets of the Company since, for federal and state income tax purposes, the Merger and Redemption is a taxable business combination. The Merger and Redemption is a qualified stock purchase for income tax purposes. The buyer and seller have jointly elected to treat the transaction as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. As a result, there is a step-up in tax basis which will provide future tax deductions of $952.7 million which are expected to reduce future tax payments by approximately $362.0 million as shown below:

AHFP total enterprise value ................................   $ 1,275.0
Plus:  Net Asset Adjustment ................................        12.7
Plus:  tax deductible transaction fees (1) .................        33.6
Less:  AHFP historical stockholder's equity ................       368.6
                                                               ---------
Excess of purchase price over net assets acquired ..........       952.7
Statutory tax rate .........................................        38.0%
                                                               ---------
Deferred tax asset(2).......................................   $   362.0
                                                               =========

---------------

     (1) Tax deductible transaction fees which are included in the estimated $55.0 million of fees and expenses associated with the Transaction.

     (2) Components of temporary differences will be determined upon final purchase price allocation for income tax purposes; such allocation is expected to relate principally to intangible assets which, for income tax purposes, will be amortized over 15 years.

(c) Adjustment reflects management's estimate of accruals for non-recurring expenses related to rationalizing general and administrative functions following the consummation of the Transaction. The accruals relate to estimated involuntary termination benefits for nonunion employees. Benefit arrangements were communicated to the employee group prior to September 30, 1996. The item will result in an expense in the period in which the Transaction is consummated. In connection with the rationalization, 36 management personnel (primarily at the Company's corporate headquarters and Milton, Pennsylvania administrative facility), 13 marketing and sales personnel (primarily at the Company's corporate headquarters and field locations, respectively), 24 technical personnel (primarily at the Milton, Pennsylvania facility), and 30 administrative staff (primarily at the Milton, Pennsylvania and Canada facilities) were terminated. See note (a) to the International Home Foods, Inc. Unaudited Pro Forma Combined Statements of Operations included herein.

(d) Adjustments reflect indebtedness incurred under (i) the Notes of $400.0 million and (ii) the Senior Bank Facilities of $682.7 million, less repayment of the existing indebtedness of Heritage of $39.6 million.

(e)  Adjustments reflect the net effect of the items discussed below:


     Historical stockholders' equity:
        AHFP stockholders' equity as of September 30, 1996 ................   $  368.6
        Heritage stockholders' equity as of September 30, 1996 ............       13.4
                                                                              --------
              Total historical stockholders' equity .......................      382.0
     Pro forma adjustments to historical stockholders' equity:
        Elimination of Heritage historical stockholders' equity (1) .......      (13.4)
        Effect of the Merger, Redemption and related fees (2) .............   (1,243.1)
        Effect of equity proceeds for distribution
          to AHP Subsidiary in connection with the Merger(3) ..............      264.0
        Tax effect of business combination (4) ............................      362.0
        Effect of non-recurring expenses (see note (c) above) .............       (2.0)
                                                                              --------
     Net pro forma adjustment to historical stockholders' equity...........     (632.5)
                                                                              --------
     Pro forma stockholders' deficit ......................................   $ (250.5)
                                                                              ========

---------------

(1) Adjustment reflects the elimination of the net stockholders' equity of Heritage based upon the purchase method of accounting.

(2) The Merger and Redemption was treated as a recapitalization for financial accounting purposes. The adjustment reflects (i) $264.0 million paid to AHP Subsidiary in the Merger, (ii) $957.7 million paid to AHP Subsidiary in the Redemption and (iii) fees of $21.4 million (including $19.0 million paid to Hicks Muse Partners as a cash financial advisory fee, pursuant to the "Financial Advisory Agreement") associated with the Redemption, which are included in the estimated $55.0 million of fees and expenses associated with the Transaction and Financing.

(3) Adjustment reflects the equity contribution by Hicks Muse Holding of $264.0 million in connection with the Merger.

(4) Recording the deferred tax asset described in (b) results in an increase in paid-in capital.

                         INTERNATIONAL HOME FOODS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN MILLIONS)

                                                                          HISTORICAL
                                                                    ----------------------       PRO FORMA
                                                                     AHFP        HERITAGE       ADJUSTMENTS       TOTAL
                                                                    -------      ---------      -----------      --------
Net sales....................................................       $ 818.9      $   52.9       $      --       $  871.8
Cost of goods sold...........................................         398.2          29.7              --          427.9
                                                                    -------      --------       ---------       --------
Gross profit.................................................         420.7          23.2              --          443.9
Marketing expenses...........................................         186.4           2.1              --          188.5
Selling, general and administrative expenses.................         151.2          12.8            (4.3)(a)      159.7
Other expenses, net..........................................          14.5           2.5             0.4 (b)       17.4
                                                                    -------      --------       ---------       --------
Operating profit.............................................          68.6           5.8             3.9           78.3
Interest expense.............................................                         2.8            98.6 (c)      101.4
                                                                    -------      --------       ---------       --------
Income (loss) before provision for income taxes..............          68.6           3.0           (94.7)         (23.1)
Provision for (benefit from) income taxes....................          29.4           1.1           (39.7)(d)       (9.2)
                                                                    -------      --------       ---------       --------
Net income (loss)............................................       $  39.2      $    1.9       $   (55.0)      $  (13.9)
                                                                    =======      ========       =========       ========


 See Accompanying Notes to Unaudited Pro Forma Combined Statements of Operations

                         INTERNATIONAL HOME FOODS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                             (DOLLARS IN MILLIONS)


                                                                     HISTORICAL
                                                               ---------------------          PRO FORMA
                                                                AHFP        HERITAGE         ADJUSTMENTS         TOTAL
                                                               ------       --------         -----------         -----
Net sales....................................................  $ 609.1      $   38.0       $          --       $ 647.1
Cost of goods sold...........................................    297.0          23.0                  --         320.0
                                                               -------      --------       -------------      --------
Gross profit.................................................    312.1          15.0                  --         327.1
Marketing expenses...........................................    139.9           2.0                  --         141.9
Selling, general and administrative expenses.................    115.8           7.8                (3.1)(a)     120.5
Other expenses, net..........................................     10.2           1.7                 0.3 (b)      12.2
                                                               -------      --------       -------------      --------
Operating profit.............................................     46.2           3.5                 2.8          52.5
Interest expense.............................................                    2.1                74.1 (c)      76.2
                                                               -------      --------       -------------      --------
Income (loss) before provision for income taxes..............     46.2           1.4               (71.3)        (23.7)
Provision for (benefit from) income taxes....................     20.4           0.7               (30.6)(d)      (9.5)
                                                               -------      --------       -------------      --------
Net income (loss)............................................  $  25.8      $    0.7       $       (40.7)     $  (14.2)
                                                               =======      ========       =============      ========


 See Accompanying Notes to Unaudited Pro Forma Combined Statements of Operations

                         INTERNATIONAL HOME FOODS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                             (DOLLARS IN MILLIONS)

                                                                          HISTORICAL
                                                                    ---------------------          PRO FORMA
                                                                     AHFP        HERITAGE         ADJUSTMENTS       TOTAL
                                                                    -------      --------         -----------      ---------
Net sales....................................................       $ 704.1      $   41.4       $         --       $   745.5
Cost of goods sold...........................................         333.9          21.6                 --           355.5
                                                                    -------      --------       ------------       ---------
Gross profit.................................................         370.2          19.8                 --           390.0
Marketing expenses...........................................         140.2           4.9                 --           145.1
Selling, general and administrative expenses.................         108.1          12.5               (2.7)(a)       117.9
Other expenses, net..........................................           2.2           1.8                0.3 (b)         4.3
                                                                    -------      --------       ------------       ---------
Operating profit.............................................         119.7           0.6                2.4           122.7
Interest expense.............................................                         2.5               72.2 (c)        74.7
                                                                    -------      --------       ------------       ---------
Income (loss) before provision for income taxes..............         119.7          (1.9)             (69.8)           48.0
Provision for (benefit from) income taxes....................          45.5          (0.7)             (25.6)(d)        19.2
                                                                    -------      --------        -----------       ---------
Net income (loss)............................................       $  74.2      $   (1.2)       $     (44.2)      $    28.8
                                                                    =======      ========        ===========       =========



 See Accompanying Notes to Unaudited Pro Forma Combined Statement of Operations

                         INTERNATIONAL HOME FOODS, INC.

       NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                             (DOLLARS IN MILLIONS)


(a) Adjustment reflects cost savings net of increases in corporate overhead as follows:

                                                                                                  NINE MONTHS
                                                                                                      ENDED
                                                                          YEAR ENDED              SEPTEMBER 30,
                                                                         DECEMBER 31,      ----------------------------
                                                                             1995              1995            1996
                                                                      -------------------  -------------   -------------
DESCRIPTION OF SAVINGS
Reduction of salaries and benefits (1)...............                       $ 8.8             $  6.7          $  6.2
Increase in corporate overhead (2)...................                        (4.5)              (3.6)           (3.5)
                                                                              ---             ------          ------
                 Net cost savings (3)................                       $ 4.3             $  3.1          $  2.7
                                                                            =====             ======          ======

---------------

          (1) The reduction of salaries and benefits relates to certain general and administrative headcount reductions. In connection with the rationalization, 36 management personnel (primarily at the Company's corporate headquarters and Milton, Pennsylvania administrative facility), 13 marketing and sales personnel (primarily at the Company's corporate headquarters and field locations, respectively), 24 technical personnel (primarily at the Milton, Pennsylvania facility), and 30 administrative staff (primarily at the Milton, Pennsylvania and Canada facilities) were terminated.


          (2) Increase in corporate overhead reflects certain estimated costs related to services to be provided by C. Dean Metropoulos & Co. related to the development and maintenance of investment banking relationships, long-term strategic planning, reviews of potential acquisition candidates, communications with the financial community, and other services which are beyond the required stand alone corporate overhead costs included in the historical results of operations of AHFP and Heritage. Historical stand alone costs include an amount equivalent to the $1.0 million annual oversight and monitoring services fee to be paid to Hicks Muse Partners.

          (3) Net cost savings relate to selling, general and administrative expenses.

         In addition to the cost savings above, management anticipates achieving additional cost savings of approximately $12.5 million annually. However, there can be no assurance that these additional cost savings will be realized. There can be no assurance that other costs and expenses of the Company will not increase, thereby lowering or offsetting management's estimated cost savings. See "Business --

         Business Strategy -Achieve Cost Savings."

(b) Adjustment reflects the increase in amortization of goodwill associated with the acquisition of Heritage. Goodwill is amortized over 40 years.

(c) Adjustment reflects interest expense associated with the Notes, the Senior Bank Facilities and amortization of deferred financing fees, net of interest related to the existing indebtedness of Heritage.


                                                                               NINE MONTHS
                                                                                   ENDED
                                                                  YEAR ENDED    SEPTEMBER 30,
                                                                  DECEMBER 31,----------------
                                                                     1995     1995       1996
                                                                    ------    ------    ------
         Senior Bank Facilities:
              Revolving Credit Facility at 8 1/4 ................   $  1.0    $  0.8    $  0.8
              Term Loan Facilities:
                 Tranche A at 7 7/8% ............................     22.4      17.0      15.6
                 Tranche B at 8 3/8% ............................     16.6      12.4      12.4
                 Tranche C at 8 7/8% ............................     14.9      11.2      11.2
         The Notes at 103/8% ....................................     41.5      31.1      31.1
                                                                    ------    ------    ------
         Cash interest expense ..................................     96.4      72.5      71.1
         Amortization of deferred financing fees (1) ............      5.0       3.7       3.6
                                                                    ------    ------    ------
         Pro forma interest expense .............................    101.4      76.2      74.7
         Elimination of historical interest expense .............     (2.8)     (2.1)     (2.5)
                                                                    ------    ------    ------
         Net adjustment .........................................   $ 98.6    $ 74.1    $ 72.2
                                                                    ======    ======    ======

         ---------------

     (1) Adjustment reflects the amortization of deferred financing fees associated with the Notes and the Senior Bank Facilities. Deferred financing fees are amortized by the effective interest method over the term of the related debt.

     (2) The effects of a 1/8% increase or decrease in interest rates would increase or decrease total interest expense by approximately $0.8 million and would increase or decrease net income (loss) by approximately $0.5 million in each of the periods represented.

(d) The tax effect of the pro forma adjustments is based on the estimated applicable combined effective tax rate of 40% for the periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


GENERAL

         AHFP is a manufacturer and marketer of branded food products. The following analysis discusses the results of operations of AHFP for the years ended December 31, 1993, 1994 and 1995, all derived from the financial statements of AHFP.

RECENT OPERATING PERFORMANCE

         From 1987 to 1994, AHFP's sales and operating profit increased at compounded annual rates of 6.4% and 4.4%, respectively. In 1995, however, AHFP experienced a substantial decline in sales and operating profit. AHFP's sales and operating profit decreased from $997.3 million and $159.2 million, respectively, in 1994 to $818.9 million and $68.6 million, respectively, in 1995. The specific causes of these declines, however, have been subsequently addressed by AHFP, as evidenced by the fact that during the first nine months of 1996, versus the same period in 1995, sales increased to $704.1 million from $609.1 million and operating profit increased to $119.7 million from $46.2 million.

         The decline in sales and profitability in 1995 stemmed largely from a prior "push" marketing strategy that relied heavily on trade promotions and sales discounting. In the fourth quarter of 1994, AHFP offered significant trade incentives to its customers, a practice similarly pursued in the fourth quarter of 1993. These trade incentives resulted in forward buying by customers in advance of consumer purchases, thereby significantly increasing customer inventories of AHFP's products by the end of 1994. The reliance on trade incentives as well as consumer promotions reduced marketing funds available to support advertising, which builds brand equity and consumer loyalty, for AHFP's core brands. Advertising funds available for AHFP's core products were further diminished by the introduction in 1994 of Chef Boyardee Sesame Street canned pasta. AHFP directed approximately $3 million, or 10% of its total advertising expense in 1994, to the launch and support of this product.

         During the first quarter of 1995, AHFP's sales were significantly reduced as retailers sold the excess inventory of AHFP's products that they held at the end of 1994. This reduction was compounded by the effects of an industry-wide reduction in inventory levels by the supermarket trade. In addition, the Chef Boyardee Sesame Street product line proved unsuccessful and was discontinued in 1995. To reduce costs and maintain profitability in the face of declining sales, AHFP significantly reduced advertising spending during the first half of 1995. This action, coupled with lower advertising spending for AHFP's core brands in 1994, resulted in market share losses which further depressed sales.

         In response to the sharp declines in sales and profitability in the first half of 1995, AHFP undertook a number of initiatives, including installing a new management team in July 1995. In addition, advertising spending was substantially increased beginning in the fourth quarter of 1995 to strengthen consumer brand support. Advertising expense in the fourth quarter of 1995 was approximately $14 million, which represented approximately one-third of total advertising expense for all of 1995. The significant increase in advertising spending in the fourth quarter of 1995 further depressed profitability in that year, but provided the foundation for AHFP's growth in sales and profitability in 1996. Management believes that the marked improvement in sales and operating profit for the nine months ended September 30, 1996 over the same period in 1995 reflects the early success of these initiatives.

RESULTS OF OPERATIONS

                                                                                              NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                          --------------------------------------------------------    -----------------------------------
                                1993                1994                1995               1995               1996
                          ----------------    ----------------    ----------------    ---------------   ------------------
                         AMOUNT  % OF TOTAL  AMOUNT % OF TOTAL  AMOUNT  % OF TOTAL  AMOUNT  % OF TOTAL  AMOUNT  % OF TOTAL
                         ------  ----------  ------ ----------  ------  ----------  ------  ----------  ------  ----------
                                                               (DOLLARS IN MILLIONS)
Net sales...............  $935.7     100.0%   $997.3     100.0%   $818.9     100.0%   $609.1    100.0%   $704.1    100.0%
Cost of goods sold......   432.0      46.2%    463.1      46.4%    398.2      48.6%    297.0     48.8%    333.9     47.4%
                          ------    ------    ------     -----    ------     -----    ------    -----    ------    -----
Gross profit............   503.7      53.8%    534.2      53.6%    420.7      51.4%    312.1     51.2%    370.2     52.6%
Marketing expenses:
Advertising.............    33.2       3.5%     32.8       3.3%     42.4       5.2%     28.6      4.7%     43.0      6.1%
Consumer promotion......    21.5       2.3%     25.5       2.5%     23.5       2.9%     20.3      3.3%     13.3      1.9%
Trade promotion.........   118.7      12.7%    127.6      12.8%    120.0      12.4%     76.3     12.5%     74.6     10.6%
Other...................    16.5       1.8%     14.9       1.5%     18.5       2.3%     14.7      2.4%      9.3      1.3%
                          ------    ------    ------     -----    ------     -----    ------    -----    ------    -----
Total marketing
expenses................   189.9      20.3%    200.8      20.1%    186.4      22.8%    139.9     22.9%    140.2     19.9%
Other operating expense:
Selling.................    47.2       5.0%     52.3       5.3%     45.9       5.6%     36.9      6.1%     33.6      4.8%
Storage, Packing and
  shipping..............    57.6       6.1%     63.4       6.4%     55.3       6.7%     41.4      6.8%     41.2      5.9%
Administrative..........    20.5       2.2%     23.2       2.3%     23.6       2.9%     18.4      3.0%     14.2      2.0%
General and other.......    35.2       3.8%     35.3       3.5%     40.9       5.0%     29.3      4.8%     21.3      3.0%
                          ------    ------    ------     -----    ------     -----    ------    -----    ------    -----
Total other operating
expenses................   160.5      17.1%    174.2      17.5%    165.7      20.2%    126.0     20.7%    110.3     15.7%
Operating profit........   153.3      16.4%    159.2      16.0%     68.6       8.4%     46.2      7.6%    119.7     17.0%
Provision for
income taxes............    60.9       6.5%     63.3       6.4%     29.4       3.6%     20.4      3.4%     45.5      6.5%
                          ------    ------    ------     -----    ------     -----    ------    -----    ------    -----
Net income..............  $ 92.4       9.9%   $ 95.9       9.6%   $ 39.2       4.8%   $ 25.8      4.2%   $ 74.2     10.5%
                          ======    ======    ======     =====    ======     ======   ======    =====    ======    =====


  Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

         Sales. AHFP's sales were $704.1 million for the nine months ended September 30, 1996, as compared to $609.1 million for the same period in 1995, an increase of $95.0 million, or 15.6%. In 1995, sales were depressed, particularly in the first quarter, as retailers sold the excess inventory of AHFP's products that they held at the end of 1994. The sales weakness in 1995 was compounded by the effects of an industry wide reduction in inventory levels by the supermarket trade. In contrast, during the 1996 period, AHFP's customers did not have excess inventory of AHFP's products and the general inventory reductions pursued by the retail trade in 1996 were not as significant as those pursued in 1995. As a result, during the 1996 period, AHFP's sales to the retail trade more closely matched the retail trade's actual sales to consumers. AHFP's sales in the 1996 period also benefited from new management's emphasis on improving merchandising and building brand awareness through increased media advertising. Management believes that these efforts have begun to yield market share gains across most of AHFP's major product lines, in comparison to market share losses experienced in 1995, which further depressed sales in that year.

         Cost of Goods Sold. Cost of goods sold was $333.9 million for the nine months ended September 30, 1996, as compared to $297.0 million for the same period in 1995, an increase of $36.9 million, or 12.4%. Expressed as a percentage of sales, cost of goods sold decreased to 47.4% in the 1996 period from 48.8% in the 1995 period. The decrease in cost of goods sold as a percentage of sales was primarily attributable to a higher absorption of overhead charges as a result of higher sales volume.

         Total Marketing Expenses. Total marketing expenses were $140.2 million for the nine months ended September 30, 1996, as compared to $139.9 million for the same period in 1995, an increase of $0.3 million, or 0.2%. Expressed as a percentage of sales, total marketing expense declined from 22.9% in the 1995 period to 19.9% in the 1996 period, primarily as a result of a reduction in consumer and trade promotion spending as a percentage of sales. AHFP's total marketing expenses, excluding media advertising, declined from 18.2% of sales in the 1995 period to 13.8% of sales in the 1996 period as a result of a reduction in coupon promotions and improved management of trade spending. Media advertising during the 1996 period increased by approximately 50%, to $43.0 million, or 6.1% of sales, from $28.6 million, or 4.7% of sales, during the 1995 period as a result of management's renewed emphasis on consumer advertising to build brand equity and consumer loyalty.

         Other Operating Expenses. Other operating expenses were $110.3 million for the nine months ended September 30, 1996, as compared to $126.0 million for the same period in 1995, a decrease of $15.7 million, or 12.5%. Expressed as a percentage of sales, other operating expenses declined to 15.7% in the 1996 period from 20.7% in the 1995 period. This decrease was principally due to (i) a reduction in the commission percentage paid to brokers, (ii) improved efficiencies in logistics and (iii) administrative headcount reductions.

         Cash Flows. For the nine months ended September 30, 1996 and 1995, cash flows from operations were $99.0 million and $102.1 million respectively. Comparing the 1996 to 1995 periods, the material changes in operating cash flows were from increases in net income ($48.4 million), changes in inventories ($8.3 million), accounts payable and accruals ($2.9 million). These were offset by lower depreciation and amortization of $8.9 million (approximately $7.8 million of this decline was due to a three year non-compete agreement that was fully amortized in 1995) and material working capital sources related to lower accounts receivable ($54.8 million). The significant sales loading that occurred in the fourth quarter of 1994 resulted in unusually high accounts receivable balances as of December 31, 1994, and this created a significant inflow of cash in 1995 as these receivables were collected. Investing activities consisted of purchases of plant and equipment of $8.5 million and $22.4 million for the respective 1996 and 1995 periods. The financing activities consisted of a reduction of $10.3 million in dividends paid and changes in the parent company's investment and advances account which, in aggregate, represent the net change in the Company's cash flow for the two comparable 1996 and 1995 periods ($3.1 reduction in cash from operations offset by a decrease in investing activities of $13.9 million).

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Sales. AHFP's sales were $818.9 million in 1995, as compared to $997.3 million in 1994, a decrease of $178.4 million, or 17.9%. Of the $178.4 million decrease, management believes $104 million was attributable to retailers selling excess inventory of AHFP products during 1995 that they accumulated by the end of 1994 and to management's strategy of reducing discounts and incentives which had been offered by AHFP to its retail customers in the fourth quarters of 1994 and 1993. Of the $104 million decrease, (i) approximately $90 million related to excess sales to grocery retailers in the fourth quarters of 1993 and 1994 and (ii) approximately $14 million was due to unusual discounts and incentives given to mass merchandisers in 1994 which were not repeated in 1995. In addition, management believes that $56 million of the 1995 sales decrease was due to (i) market share erosion across many of AHFP's major product lines caused by a significant reduction in media advertising support for these brands in 1994 and the first half of 1995 and (ii) the failure of Chef Boyardee Sesame Street canned pasta. Moreover, management believes $18 million was due to an industry-wide reduction in inventory levels by the supermarket trade.

         Cost of Goods Sold. Cost of goods sold was $398.2 million in 1995, as compared to $463.1 million in 1994, a decrease of $64.9 million, or 14.0%. Expressed as a percentage of sales, cost of goods sold increased to 48.6% in 1995 from 46.4% in 1994. The increase in cost of goods sold as a percentage of sales was primarily attributable to underabsorbed overhead charges as a result of lower sales. In addition, the Company estimates that 1995 margins were negatively impacted by approximately $5 million related to the discontinuation of Chef Boyardee Sesame Street canned pasta. This $5 million amount reflects inventory write-offs of $0.7 million, accrued contractual royalty payments of $1.0 million and a $3.3 million estimate of the reduced margins realized on sales of the product resulting from price discounting following its termination.

         Total Marketing Expenses. Total marketing expenses were $186.4 million in 1995, as compared to $200.8 million in 1994, a decrease of $14.4 million, or 7.2%. This decrease was primarily due to a decrease in trade and consumer promotions of $27.6 million, offset in part by an increase in media advertising of $9.6 million. Expressed as a percentage of sales, however, total marketing expenses increased to 22.8% in 1995 from 20.1% in 1994, primarily as a result of the increase in media advertising expenditures. Management increased media advertising expenditures by $9.5 million, or 121%, during the last three months of 1995 over the corresponding 1994 period in an effort to reverse the erosion in market share of AHFP's major product lines.

         Other Operating Expenses. Other operating expenses were $165.7 million in 1995, as compared to $174.2 million in 1994, a decrease of $8.5 million, or 4.9%. Expressed as a percentage of sales, other operating expenses increased to 20.2% in 1995 from 17.5% in 1994, primarily as a result of lower sales, and an increase in general and other expenses of $5.6 million principally related to an increase in post retirement benefits costs and severance for administrative headcount reductions.

         Cash Flows. For the twelve months ended December 31, 1995 and 1994, cash flows from operations were $145.5 million and $83.4 million respectively, or an increase of $62.1 million. Comparing the 1995 to 1994 periods, the significant changes in operating cash flows were from increased depreciation and amortization ($3.8 million), sources due to changes in working capital related to lower accounts receivable ($86.4 million), lower inventories and other assets ($24.2 million), and higher accounts payable and accruals ($5.1 million). These were offset by lower net income ($56.7 million). Investing activities consisted of purchases of plant and equipment of $24.2 million and $31.1 million for the respective 1995 and 1994 periods. The financing activities consisted of a net increase of $70.0 million in dividends paid and changes in the parent company's investment and advances account which, in aggregate, represent the change in the Company's net cash flow for the two comparable 1995 and 1994 periods ($62.1 increase in cash from operations plus the decrease in investing activities of $6.9 million).

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

         Sales. AHFP's sales were $997.3 million in 1994, as compared to $935.7 million in 1993, an increase of $61.6 million, or 6.6%. This increase was primarily attributable to the introduction of Chef Boyardee Sesame Street canned pasta in 1994, which had sales of $19.2 million in 1994, and the combined growth in PAM and Polaner sales of $45.8 million, which was partially offset by an $8.2 million decline in Crunch 'n Munch sales caused by fewer promotions to mass merchandisers. Sales of PAM products increased $14.7 million to $85.8 million in 1994 from $71.1 million in 1993, an increase of 20.6%, primarily as the result of certain trade incentives that were offered to the retail trade in the fourth quarter of 1994. Sales of Polaner products increased $31.1 million to $72.2 million in 1994 from $41.1 million in 1993, an increase of 75.7%. Polaner sales in 1994 reflected a full year of sales based on nationwide distribution, while sales in 1993 included only ten months of sales (Polaner was acquired by AHFP in February 1993) that were primarily limited to regional distribution.

         Cost of Goods Sold. Cost of goods sold was $463.1 million in 1994, as compared to $432.0 million in 1993, an increase of $31.1 million, or 7.2%. Expressed as a percentage of sales, cost of goods sold remained relatively constant at 46.4% in 1994 compared to 46.2% in 1993.

         Total Marketing Expenses. Total marketing expenses were $200.8 million in 1994, as compared to $189.9 million in 1993, an increase of $10.9 million, or 5.7%. Expressed as a percentage of sales, marketing expenses were 20.1% in 1994, essentially unchanged from 20.3% in 1993.

         Other Operating Expenses. Other operating expenses were $174.2 million in 1994, as compared to $160.5 million in 1993, an increase of $13.7 million, or 8.5%. Expressed as a percentage of sales, other operating expenses increased to 17.5% in 1994 from 17.1% in 1993, primarily as a result of modest increases in selling expenses and storage, packing and shipping costs as a percentage of sales.

         Cash Flows. For the twelve months ended December 31, 1994 and 1993, cash flows from operations were $83.5 million and $88.5 million respectively, or a decrease of $5.0 million. Comparing the 1994 to 1993 periods the material increases in operating cash flows were from higher net income ($3.6 million) and increased depreciation and amortization ($1.4 million). Working capital changes represented a net use of funds totaling $10.0 million (working capital assets increased by $6.4 million and liabilities decreased by $4.3 million). Investing activities decreased by $58.5 million due to the purchase of Polaner in 1993 for $67.6 million reduced by higher purchases of plant and equipment in 1994 of $9.1 million. The financing activities consisted of a net increase of $53.2 million in dividends paid and changes in the parent company's investment and advances account which, in aggregate, represent the change in the Company's net cash flow for the two comparable 1994 and 1993 periods ($5.0 decrease in cash from operations offset by the decrease in investing activities of $58.5 million).

HERITAGE

         The following table sets forth certain historical financial information with respect to Heritage.

                                                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                                                      YEAR ENDED          --------------------------------------
                                                                   DECEMBER 31, 1995             1995               1996
                                                                   ------------------     ------------------  ------------------
                                                                   AMOUNT PERCENTAGE      AMOUNT  PERCENTAGE  AMOUNT  PERCENTAGE
                                                                   ------ ----------      ------  ----------  ------ -----------
                                                                                        (DOLLARS IN MILLIONS)
Net sales .......................................................   $53.0    100.0%        $38.1    100.0%     $41.4    100.0%
Cost of sales ...................................................    29.7     56.0%         23.0     60.4%      21.6     52.2%
                                                                    -----    -----         -----    -----      -----    -----
Gross Profit ....................................................    23.3     44.0%         15.1     39.6%      19.8     47.8%
Operating expenses:
    Selling .....................................................     2.8      5.3%          2.7      7.1%       2.7      6.5%
    Trade promotion .............................................     4.9      9.2%          1.3      3.4%       5.3     12.8%
    Marketing ...................................................     2.1      4.0%          2.0      5.2%       4.9     11.8%
    Distribution ................................................     3.6      6.8%          2.7      7.1%       3.2      7.7%
    General and administrative ..................................     2.3      4.3%          1.5      3.9%       1.7      4.1%
    Amortization ................................................     1.8      3.4%          1.4      3.7%       1.4      3.4%
                                                                    -----    -----         -----    -----      -----    -----
Total operating expenses ........................................    17.5     33.0%         11.6     30.4%      19.2     46.4%
Operating profit ................................................     5.8     10.9%          3.5      9.2%       0.6      1.4%
Interest expense.................................................     2.8      5.3%          2.1      5.5%       2.4      5.8%
                                                                    -----    -----         -----    -----      -----    -----
Income (loss) before income taxes ...............................     3.0      5.6%          1.4      3.6%      (1.8)   (4.4)%
Provision for (benefit from) income taxes .......................     1.1      2.1%          0.7      1.8%      (0.7)   (1.7)%
                                                                    -----    -----         -----    -----      -----    -----
Net income (loss) ...............................................   $ 1.9      3.5%        $ 0.7      1.8%     $(1.1)   (2.7)%
                                                                    =====    =====         =====    =====      =====    =====

         Sales of Heritage were $41.4 million for the nine months ended September 30, 1996, as compared to $38.1 million for the same period in 1995, an increase of $3.3 million, or 8.7%. This growth was primarily due to the introduction of Campfire Marshmallow Munchie marshmallow crisp rice bars in supermarkets in late 1995, which was partially offset by lower sales of this product to convenience stores and warehouse clubs. Cost of sales was $21.6 for the nine months ended September 30, 1996, as compared to $23.0 million for the same period in 1995, a decrease of $1.4 million, or 6.1%. Expressed as a percentage of sales, cost of sales decreased to 52.2% in the 1996 period from 60.4% in the 1995 period. The decrease in cost of sales as a percentage of sales was primarily attributable to significant improvements in manufacturing efficiency as a result of the installation of a new marshmallow crisp rice bar manufacturing line in mid-1995. Operating expenses were $19.2 million for the nine months ended September 30, 1996, as compared to $11.6 million for the same period in 1995, an increase of $7.6 million, or 65.5%. Expressed as a percentage of sales, operating expenses increased to 46.4% in the 1996 period from 30.4% in the 1995 period. The increase in operating expenses as a percentage of sales was primarily due to an increase in trade promotions and marketing expenses related to the introduction of Campfire Marshmallow Munchie in supermarkets in late 1995.

SEASONALITY

         AHFP's inventory levels are moderately seasonal and affected by the growing season for commodity products such as tomatoes, fruits, beans and peanuts. As these products are harvested in August through October, inventory levels tend to grow during this period.

LIQUIDITY AND CAPITAL RESOURCES

         Interest payments on the Notes and interest and principal payments under the Senior Bank Facilities represent significant cash requirements for the Company. The Notes will require semiannual interest payments of $20.8 million commencing in May 1997. Borrowings under the Senior Bank Facilities bear interest at floating rates and require interest payments on varying dates depending on the interest rate option selected by the Company. Borrowings under the Senior Bank Facilities consist of $670 million under the Term Loan Facilities, comprised of a $300 million Tranche A Term Loan Facility maturing in 2003, a $200 million Tranche B Term Loan Facility maturing in 2004, and a $170 million Tranche C Term Loan Facility maturing in 2005. In addition, the Senior Bank Facilities include a $100 million Revolving Credit Facility. The Term Loan Facilities required periodic principal repayments in increasing amounts prior to the maturity of each Term Loan Facility. The Revolving Credit Facility terminates and all amounts outstanding thereunder mature on November 1, 2003 or the date on which the Tranche A Term Loans are repaid in full. See "Description of Senior Bank Facilities."

        The Company's remaining liquidity demands will be for capital expenditures and for working capital needs. For 1996, the Company has made capital expenditures of approximately $ 12,000,000 million. The Company expects to spend approximately $20 million on capital projects in 1997 primarily to maintain facilities and equipment. For the foreseeable future, the Company expects that its capital expenditures will be limited primarily to maintenance levels. The Senior Bank Facilities impose annual limits on the Company's capital expenditures and investments. In addition, to achieve cost savings in excess of the $21 million described herein (see "Business -- Business Strategy -- Achieve Cost Savings," and "Unaudited Pro Forma Financial Statements"), the Company has incurred approximately $4.2 million of expenditures related to the restructuring of its operations in the period in which the Transaction was consummated.

         The Company's primary sources of liquidity are cash flows from operations and borrowings under the Revolving Credit Facility. As of December 31, 1996, the Company had $100 million available for borrowings under the Revolving Credit Facility. See "Description of Senior Bank Facilities."

                                  BUSINESS


OVERVIEW

         The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names. In the United States, nine of the Company's eleven principal brands command the number one position in their defined markets and have a long history of stable revenue and cash flow. In the twelve month period ended September 30, 1996, these nine brands accounted for 64% of the Company's sales. In addition, many of the Company's largest brands also command leading market positions in Canada and Puerto Rico. The Company's strong portfolio of leading brands enables it to realize synergies in manufacturing, marketing, distribution and raw material sourcing and provides the Company with a strong presence in the United States as well as an attractive platform for international expansion, particularly in Latin America. The Company's brand name business is complemented by growing food service and private label businesses and sales to the U.S. military. For the fiscal year ended December 31, 1995 and the twelve months ended September 30, 1996, the Company's sales and net income (loss) were $872 million and ($14 million), respectively, and $970 million and $29 million, respectively.

         The Company groups its brands into three general categories consisting of national grocery, southwestern cuisine and snack foods. The Company's national grocery group is anchored by its largest brand, the nationally distributed family of Chef Boyardee prepared foods, which represented 41% of the Company's sales in 1995. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. The Company's strong Chef Boyardee brand is complemented by other market leading grocery products, including PAM cooking spray, Polaner fruit spreads and spices and Gulden's mustard, as well as Maypo, Wheatena and Maltex hot cereals and G. Washington's dry seasonings and broths. In the growing market for southwestern cuisine, the Company's products include strong regional brands such as Ranch Style and Luck's canned beans, Ro*Tel canned tomatoes with green chilies and Dennison's chili, and in the snack foods category, the Company's brands include Crunch 'n Munch glazed popcorn, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn.

COMPETITIVE STRENGTHS

         Management believes that the following characteristics contribute to the Company's position as a leading manufacturer and marketer of popular branded food products and serve as a foundation for the Company's business strategy.

          O LEADING MARKET POSITIONS AND BRAND NAME RECOGNITION. In the United States, nine of the Company's eleven principal brands command the number one position in their defined markets. The Company's portfolio of national grocery brands includes five national market leaders: Chef Boyardee canned pasta; PAM cooking spray; Polaner fruit-juice-sweetened spreads; Chef Boyardee pizza mix; and Gulden's mustard. In addition, three of the Company's southwestern cuisine brands command leading positions in their regional markets: Ro*Tel is the leading brand of canned tomatoes with green chilies in the Southwest; and Ranch Style and Luck's are the leading brands of canned beans in the Southwest and Southeast, respectively. In the snack food category, the Company's brands include market leader Crunch 'n Munch glazed popcorn. In today's competitive food environment, the Company's recognizable portfolio of leading brands provides a critical mass of brand name sales that (i) allows the Company to realize synergies in manufacturing, marketing, distribution and raw material sourcing, (ii) creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for existing and new brands and
               (iii) provides a strong platform for introducing product line extensions and new products. Collectively, U.S. sales of these nine market leading brands accounted for $618 million, or 64%, of the Company's total sales in the twelve month period ended September 30, 1996.

                   MARKET POSITION OF LEADING MAJOR BRANDS


                                                                               MARKET SHARE               NUMBER TWO
                                                                       ---------------------------       COMPETITOR'S
BRAND                     CATEGORY/SEGMENT                             POSITION         PERCENTAGE        PERCENTAGE
-----                     ----------------                             --------         ----------       ------------
LEADING NATIONAL GROCERY BRANDS
Chef Boyardee............ Canned Pasta...........................           #1              58%                35%
PAM...................... Cooking Spray..........................           #1              53%                12%
Polaner.................. Fruit-Juice-Sweetened Spreads..........           #1              45%                29%
Chef Boyardee............ Pizza Mixes............................           #1              69%(1)             11%
Gulden's................. Brown Mustard..........................           #1              48%                28%

LEADING SOUTHWESTERN CUISINE BRANDS
Ranch Style.............. Canned Beans(2)........................     #1 in Southwest       26%                16%
Luck's................... Canned Beans(2)........................     #1 in Southwest       34%                21%
Ro*Tel................... Canned Tomatoes with Green Chiles......     #1 in Southwest       80%                13%
Dennison's............... Canned Chili...........................      #3 in West(3)        19%                NA

LEADING SNACK FOODS BRANDS
Crunch 'n Munch.......... Glazed Popcorn.........................           #1              34%                26%
Campfire................. Marshmallow Crisp Rice Bars............           #1              12%                NA

------------

(1)  Percentage is based on the 52 week period ended March 9, 1996.

(2) The canned beans category includes both the pork and beans and miscellaneous beans categories. In their respective regions, Ranch Style leads both categories with a total market share of 26%, and Luck's leads the miscellaneous beans category with a market share of 34%.

(3) Dennison's has the #1 market share in California, which represents approximately 65% of Dennison's sales.

     O STABLE REVENUE AND CASH FLOW. The Company's portfolio of established, leading branded products enables it to generate stable revenue and cash flow. Through internal growth and selective acquisitions, AHFP's sales and operating profit from 1987 to 1996 (based on the annualized nine months ended September 30, 1996) increased at compound annual rates of 4.3% and 3.5%, respectively. During this same period, sales of AHFP's largest brand -- Chef Boyardee -- increased at a compound annual rate of 3.2%. Consistently stable revenue and cash flow provide resources that can be used to fund the Company's growth strategy. See "Business Strategy."

     O STRONG OPERATING MARGINS. Management believes that the Company benefits from one of the highest operating profit margins in the branded food products industry. From 1991 to 1995, AHFP achieved an average operating profit margin of 14.8% and through the first nine months of 1996 AHFP realized a 17.0% operating profit margin. Management believes that its relatively high operating profit margins result from the Company's leading market position in high margin food categories as well as the cost efficiencies gained from significant investment in the Company's manufacturing and distribution network. Strong operating profit margins provide the Company with financial resources to support its marketing, sales and distribution efforts and give the Company flexibility in implementing competitive pricing strategies for its products.

     O WELL-DEVELOPED INFRASTRUCTURE. The Company's manufacturing plants and distribution network reflect significant historical capital investment. Due to this investment, management believes that the Company's capital expenditures for the foreseeable future will be limited primarily to maintenance levels.

              Well-Maintained Manufacturing Facilities. The Company produces its products primarily in two well-maintained manufacturing facilities that are strategically located on the East Coast (Milton, Pennsylvania) and West Coast (Vacaville, California). Both plants have significant excess capacity, with the Milton and Vacaville facilities operating at only 55% and 28% of their respective capacities (based on a five-day, two-shift work schedule). In addition, the Company operates five smaller regional plants that are capable of producing significant additional volume. This excess capacity can be utilized to support the (i) growth of the Company's existing branded and nonbranded businesses, (ii) introduction of new products and entry into new markets and (iii) integration of strategic acquisitions.

              Comprehensive Sales and Distribution Network. The Company has a comprehensive U.S. direct sales force of approximately 110 people in nine regional offices and a national network of approximately 90 food brokers, and 12 distribution points located throughout the United States. Management believes this comprehensive sales and distribution network enables the Company to deliver 85% of its sales volume to customers within 24 hours and 100% within 48 hours. Management believes that the Company's sales and distribution network has the capacity to support substantial increases in volume.

     O WELL-POSITIONED PRODUCTS IN GROWING MARKETS. The Company's diversified portfolio of branded products are well-positioned to meet the growing demand for convenient and healthy food products. Many of the Company's products--such as Chef Boyardee canned pasta--are quick and easy to prepare and nutritionally sound. As such, management believes they are particularly appealing to families with children. Several of the Company's other brands also benefit from trends toward healthier eating, including PAM, Polaner and Ranch Style. Furthermore, the Company's strong regional presence in the market for southwestern cuisine provides a platform to capitalize on this cuisine's growing national popularity.

BUSINESS STRATEGY

         The Company's strategy is to enhance its operating margins and strengthen its position as a leading manufacturer and marketer of popular branded food products. The Company plans to improve its profitability by rationalizing its cost structure and consolidating suppliers. Furthermore, the Company has identified several opportunities for revenue growth, including line extending existing brands, expanding into attractive new markets and completing strategic acquisitions. The Company intends to implement its strategy through the following measures:

     O ACHIEVE COST SAVINGS. Management believes that it can achieve annual cost savings of approximately $21 million. These savings are anticipated to be obtained through a reduction in salaries and benefits of various departments throughout the Company (plant locations, corporate office and administrative support departments), $8.8 million; elimination of selected outside warehouse facilities by consolidating and shipping product direct to the customer, $1.5 million; implementation of a distribution routing system, $2.6 million; benefits of a heat recovery system recently installed, $1.0 million; consolidation of supplier of raw and packaging materials to obtain more favorable prices, $5.0 million; and elimination of other identified general and administrative costs, $2.1 million. Elimination of less profitable SKU's and managing trade promotion programs more efficiently are expected to add to the savings identified. The estimated cost of achieving the identified savings is approximately $2.0 million, primarily related to the distribution routing system. In addition, estimated increased stand alone overhead costs amount to $4.5 million. In addition, management believes that it can further reduce unit manufacturing costs by increasing the capacity utilization rate of its facilities by expanding into new markets (as discussed below). Furthermore, as the Company implements further cost saving measures and strategic acquisitions, management believes that the Company's excess production capacity will enable it to eliminate production facilities and thereby generate incremental profits.

     O LEVERAGE LEADING BRANDS. The Company intends to expand its product offerings by leveraging its existing portfolio of leading brands. Management believes that Chef Boyardee can serve as a strong platform to expand the Company's canned pasta product line into other quick meal products, that Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business, and that Dennison's, Ranch Style, Luck's and Ro*Tel can be utilized to develop a broader southwestern cuisine business. Management also believes that many of these recognized brand names can serve as a platform for expanding into new product categories.

     O PROMOTE CONSUMER-BASED MARKETING STRATEGY. The Company intends to continue to refocus its marketing efforts towards building brand equity through consumer advertising, primarily utilizing television (a "pull" strategy), rather than focusing promotion efforts on trade spending and discounting (a "push" strategy). Advertising as a percentage of AHFP's total marketing expenses increased from 16.3% in 1994 to 30.7% in the first nine months of 1996. In addition, the Company intends to utilize its advertising and marketing campaigns to increase brand usage, including promoting Chef Boyardee canned pasta as an ideal "fourth meal" product to be served after school and PAM cooking spray as a healthier alternative to cooking oils, butter and margarine.

     O EXPAND INTO ATTRACTIVE NEW MARKETS. Management believes that attractive opportunities exist to expand the Company's sales in international markets with growing economies and attractive demographics. In particular, management believes that the Company's southwestern cuisine (particularly Dennison's, Ranch Style and Ro*Tel) and its Chef Boyardee canned pasta products can be efficiently and successfully expanded into the growing Latin American markets. In addition, management believes that it can utilize the Company's excess plant capacity to facilitate further development of the Company's food service and private label businesses.

     O COMPLETE STRATEGIC ACQUISITIONS. The Company will pursue opportunities to make acquisitions that complement and expand its core businesses or that enable the Company to enter new markets for its products.

         Since 1983, the Company has successfully integrated six businesses into its existing operations. The acquired businesses have enabled the Company to enter or increase its presence in a number of key markets. Management believes that additional strategic acquisition opportunities exist and that incremental revenue and cash flow can be generated by leveraging the Company's production, distribution and administrative capabilities.

INDUSTRY

         The U.S. food industry is characterized by relatively stable growth based on modest price and population increases. Over the last ten years, the industry has experienced consolidation as competitors have shed non-core business lines and made strategic acquisitions to complement category positions, maximize economies of scale in raw material sourcing and production and expand retail distribution. The importance of sustaining strong relationships with retailers has become a critical success factor for food companies and is driving many initiatives such as category management. Food companies with category leadership positions and strong retail relationships have increasingly benefited from these initiatives as a way to maintain shelf space and maximize distribution efficiencies.

         Consumer demand for food products in the United States is being strongly influenced by the growth of the "baby boomer" population. The changing lifestyles and needs of these individuals--now between the ages of 31 and 50--have driven the introduction of nutritious foods that are convenient to prepare and provide quick family meal alternatives. The primary target market for convenience foods includes baby boomer parents and approximately 42 million children between the ages of 3 and 12.

         In addition to the U.S. market, certain international markets with above-average population growth and expanding economies (such as Latin America) offer substantial growth potential for the industry, especially for companies with existing international sales of popular U.S. brands. Moreover, the food service and private label markets provide alternative opportunities for growth by branded food companies.

PRODUCTS AND MARKETS

         In the United States, the Company manufactures and markets popular branded food products that are leaders within their respective markets. The Company's domestic branded food business is complemented by a strong presence in Canada and Puerto Rico, growing food service and private label businesses and sales to the U.S. military.

         The Company groups its brands into three general categories consisting of national grocery, southwestern cuisine and snack foods. The following table sets forth sales for each of the Company's brands for the periods indicated.

                                           YEAR ENDED DECEMBER 31,                             Nine Months Ended September 30,
                             -------------------------------------------------------------------------------------------------------
                                  1993                   1994                 1995                 1995               1996
                             ------------------  -------------------   -------------------  -------------------  -------------------
                             Amount  % of Total  Amount   % of Total   Amount   % of Total  Amount  % of Total   Amount   % of Total
                             ------  ----------  ------   ----------   ------   ----------  ------  ----------   ------   ----------
                                                                (Dollars in Millions)
NATIONAL GROCERY GRANDS
Chef Boyardee...........     $  437     45.0%    $   452     43.6%       354     40.6%      $  265     40.9%     $  306     41.0%
PAM.....................         71      7.3%         86      8.3%        67      7.7%          46      7.1%         62      8.3%
Polaner.................         41      4.2%         72      6.9%        60      6.9%          46      7.1%         46      6.2%
Gulden's................         17      1.8%         18      1.7%        17      1.9%          14      2.2%         13      1.7%
All Other (1)...........          8      0.8%          5      0.5%         4      0.5%                  0.4%          3      0.4%
                             ------     ----     -------     ----     ------     ----       ------     ----      ------     ----
Total Grocery...........        574     59.1%        633     61.0%       502     57.6%         374     57.7%        430     57.6%

SOUTHWESTERN CUISINE BRANDS
Ranch Style.............         44      4.5%         47      4.5%        41      4.7%          32      4.9%         34      4.6%
Luck's..................         28      2.9%         28      2.7%        27      3.1%          19      2.9%         21      2.8%
Dennison's..............         29      3.0%         27      2.6%        19      2.2%          14      2.2%         16      2.1%
Ro*Tel..................         22      2.3%         26      2.5%        19      2.2%          12      1.9%         18      2.4%
                             ------     ----     -------     ----     ------     ----       ------     ----      ------     ----
Total Southwestern......        123     12.7%        128     12.3%       106     12.2%          77     11.9%         89     11.9%

SNACK FOODS BRANDS
Crunch 'n Munch.........         62      6.4%         53      5.1%        40      4.6%          31      4.8%         36      4.8%
Campfire................         36      3.7%         40      3.9%        53      6.0%          39      6.0%         41      5.6%
Jiffy Pop...............          8      8.0%          6      0.6%         5      0.6%           3      0.5%          4      0.5%
                             ------     ----     -------     ----     ------     ----       ------     ----      ------     ----
Total Snack.............        106     10.9%         99      9.6%        98     11.2%          73     11.3%         81     10.9%

OTHER MARKETS
Canada..................         57      5.8%         55      5.3%        53      6.1%          41      6.3%         38      5.1%
Food service............         34      3.5%         40      3.9%        37      4.2%          27      4.2%         34      4.6%
Private label...........         30      3.1%         31      3.0%        32      3.7%          24      3.7%         29      3.9%
Puerto Rico and                  25
International...........                 2.6%         30      2.9%        24      2.7%          17      2.6%         29      3.9%
Military................         22      2.3%         21      2.0%        20      2.3%          15      2.3%        146     19.6%
                             ------     ----     -------     ----     ------     ----       ------     ----      ------     ----
TOTAL SALES.............     $  971              $ 1,037              $  872                $  648               $  746
                             ======              =======              ======                ======               ======

---------------

(1)      Includes Wheatena, Maypo and Maltex.


NATIONAL GROCERY BRANDS (57.6% of 1995 Sales). The Company's portfolio of national grocery brands consists primarily of Chef Boyardee, PAM, Polaner and Gulden's, each of which commands leading national positions in their defined markets. These brands have broad consumer recognition that has been developed through strong marketing and advertising support.

         Chef Boyardee. Created by Hector Boiardi in 1929 and acquired by the Company in 1946, Chef Boyardee is one of the nation's most recognizable brand names. The Chef Boyardee product line consists of canned pasta, microwave pasta, pizza kits, dry dinners and pizza and spaghetti sauces. Chef Boyardee products are found in over half of all American homes with children. Management believes that Chef Boyardee products appeal to families with children because they are generally convenient, easy to prepare and inexpensive relative to other quick meal and snacking alternatives. Canned pasta is purchased most frequently by women with children between the ages of 3 and 12.

         Chef Boyardee has consistently held the number one share in the $520 million canned pasta market. The Company separates the canned pasta category into two segments: "All Family" and "Kids." The "All Family" segment represents canned pasta products primarily consumed by children over the age of six as well as adults. The "Kids" segment represents canned pasta products typically in the shapes of popular cartoon and comic book characters that are primarily consumed by children age six and under. The Company's "All Family" canned pasta line consists primarily of Beef Ravioli, Mini-Ravioli, Spaghetti & Meatballs and Beefaroni, and accounts for approximately 80% of the Company's canned pasta sales. The Company's "Kids" canned pasta line features Spiderman, X-Men, Teenage Mutant Ninja Turtles, the ABC's and dinosaurs and accounts for approximately 20% of the Company's canned pasta sales.

         As the table below indicates, Chef Boyardee is the leading brand in the canned pasta category with a 58% market share, followed by the Campbell Soup Company's Franco American brand at 35%. The remaining seven percent of this category is fragmented, with private label accounting for approximately five percent.

                                                                                                         MARKET SHARE
                                                                                              ---------------------------------
                                                                                                CHEF        FRANCO
                 SEGMENT                                                     SIZE             BOYARDEE     AMERICAN      OTHER
                 -------                                            ---------------------     --------     --------      ------
                                                                    (DOLLARS IN MILLIONS)

"All Family" ....................................................          $ 297                 83%          9%             8%
"Kids" ..........................................................            223                 24%         71%             5%
                                                                           -----
               Total Canned Pasta ...............................          $ 520                 58%         35%             7%


         As indicated in the table above, Chef Boyardee holds a dominant position in its core "All Family" category while Franco American products have the number one position in the "Kids" category. Management believes that its "All Family" products compete primarily within the broader category of prepared or quick meals.

         Management intends to continue to build Chef Boyardee's brand equity through strong advertising support and packaging that aggressively promotes the Chef Boyardee brand name. In addition, management believes that sales of Chef Boyardee products can be enhanced by (i) leveraging the Company's dominant position in the "All Family" category by targeting advertising campaigns toward children ages 9 to 13, the older segment of the brand's traditional consumer base, (ii) encouraging greater use of Chef Boyardee products, particularly as an after school snack, and (iii) promoting the nutritional benefits of Chef Boyardee versus other quick meal alternatives.

         PAM. PAM established the market for non-stick cooking spray with its introduction in the 1960's. The Company's PAM products include Original, Butter and Olive Oil flavored non-stick cooking sprays. The Company's advertising and marketing strategy for PAM emphasizes PAM's image as a superior product in comparison to other cooking sprays. Management believes that consumers perceive PAM to be a pure, high quality, non-stick spray that does not interfere with the taste of food. As a result of PAM's image and performance, the brand enjoys a loyal customer base and a premium price.

         In grocery outlets, the non-stick cooking spray category has grown at a compound annual rate of approximately 13% from 1993 to 1995. Management believes that this rapid sales growth has been driven by a trend toward healthier eating and cooking. Several well-known chefs and numerous cookbooks and magazine recipes have advocated cooking sprays in lieu of fattier oils and spreads. PAM is the market leader in the $161 million non-stick cooking spray category with 53% of the market, while CPC International, Inc.'s Mazola, Procter & Gamble Co.'s Crisco and ConAgra, Inc.'s Wesson have market shares of 12%, 5% and 4%, respectively. Private label accounts for most of the remaining market share with approximately 18%.

         Management intends to capitalize on PAM's premium image and the trend toward healthier eating by identifying and promoting new usage occasions through advertising campaigns and on-package and in-store recipe suggestions.

         Polaner. The Polaner brand is comprised of a broad array of products competing within the general fruit spread (including jams, jellies, preserves and fruit-juice-sweetened spreads) and wet spices markets. The focal point of the Company's Polaner marketing efforts are the "All-Fruit" fruit-juice-sweetened line of spreads that accounted for approximately 74% of all Polaner brand sales in 1995. The Company emphasizes Polaner's premium image and quality in order to differentiate the brand from its competitors.

         Fruit spreads are a $705 million category, with the fruit-juice-sweetened segment representing $110 million of the category. The fruit-juice-sweetened segment consists of premium products that contain less sugar than other spreads such as jams and preserves. The primary consumers of fruit-juice-sweetened spreads are women over the age of 35 with higher incomes. Since the Polaner brand was acquired by the Company and expanded to national distribution less than three years ago, its market share in the fruit-juice-sweetened segment has increased from 32% in 1993 to 45% currently (grocery only). Polaner's nearest competitor in this segment is J.M. Smucker Co.'s Simply Fruit at 29%. Management believes that Polaner's market share will continue to grow as a result of the Company's successful advertising campaign.

         Gulden's. Charles Gulden created Gulden's mustard in New York City in 1862 and received a number of awards in international food competitions. The Company acquired the brand in 1962. Gulden's mustard is the leader in the brown mustard segment with a 48% market share, followed by French's Deli Style with a 28% market share. Brown mustard is a $39 million segment of the $271 million mustard category. The brown mustard grocery segment grew at a compound annual rate of 8.5% between 1993 and 1995.

         Other Grocery Brands. A number of smaller brands complete the Company's national grocery brand portfolio, including Maypo, Wheatena and Maltex hot cereals and G. Washington's dry seasonings and broths.

SOUTHWESTERN CUISINE BRANDS (12.2% of 1995 Sales). On a regional basis, the Company offers products in the growing southwestern cuisine market for beans, chili and tomato-based items. Canned beans and canned chili are $970 million and $300 million categories, respectively, in grocery outlets, with the West and Southwest representing approximately two-thirds of total U.S. canned chili volume. Tomatoes with green chilies is a $35 million category, with the Southwest representing approximately two-thirds of total U.S. volume.

         A number of the Company's products in the southwestern cuisine categories, including Dennison's black bean chili with chorizo sausage and beef and Ro*Tel diced tomatoes with green chilies, are targeted at the U.S. Hispanic population which is expected to increase 30% between 1995 and 2005 according to the most recent Bureau of Census report. In addition, management believes that the growing national market for beans, which is being driven by trends toward healthier eating, will benefit the Company's Ranch Style brand. In general, southwestern cuisine products have enjoyed above average growth over the past five years.

         Ranch Style. Ranch Style beans were created in the early 1930's and soon became known for their authentic western-style flavor. The Company purchased the brand in 1983. The Ranch Style line consists of barbecue beans, refried beans, other beans and chili. The brand is marketed primarily in the southwestern United States where it led the region with a 24% share of the miscellaneous canned bean market and 35% share of the pork and beans market. With ingredients that are low in fat and high in protein, Ranch Style products are positioned to satisfy the growing trend toward healthy eating. While Ranch Style has a strong brand loyalty in the Southwest, management believes the brand can be expanded into adjacent markets, including Mexico, and into other Latin American markets. On a combined basis, Ranch Style leads the canned beans category in the Southwest with a 26% market share.

         Luck's. Luck's was created in the early 1950's in Seagrove, North Carolina. The Company acquired the product line in 1967. Luck's is the leader in the $62 million miscellaneous bean market in the Southeast with a 34% market share. The Luck's product family primarily includes bean products known for their traditional southern-style flavor.

         Dennison's. The Company's Dennison's product line was originated by Mrs. May Belle Dennison in 1915 and was purchased by the Company in 1954. The Dennison's line consists primarily of chili with beans, chili without beans, extra hot chili and recently introduced black bean and vegetarian chili. These products are marketed as the "Stand Up" chili with a distinctly extra thick and hearty profile. The brand has traditionally been marketed in the West where it has a 19% share of the region's $106 million canned chili market.

         Ro*Tel. The Company's Ro*Tel brand, which consists of diced tomatoes with green chilies and whole tomatoes with green chilies, has an 80% market share in the Southwest. The Company acquired Ro*Tel in 1992. The brand is known as a zesty, robust and flavorful tomato ingredient used primarily in combination with processed cheese as a dip for tortilla chips. The Company's marketing strategy for Ro*Tel has primarily consisted of print advertising campaigns and on-package recipes which feature Ro*Tel as the secret ingredient that can be used to enhance traditional dishes. The Company recently introduced two product extensions, "mild" and "extra hot." In addition, management has initiated a program to expand Ro*Tel sales outside the Southwest and is planning to market Ro*Tel in Mexico.

SNACK FOODS BRANDS (11.2% of 1995 Sales). In the snack food category, the Company's brands include Crunch 'n Munch glazed popcorn, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn.

         Crunch 'n Munch. Crunch 'n Munch, a combination of popcorn and fresh dry roasted peanuts coated with a butter toffee glaze, was created in 1966. Crunch 'n Munch, which holds the number one position in the glazed popcorn segment, is now offered in three flavors (Buttery Toffee, Caramel and Fat Free Buttery Toffee) with a fourth flavor (Almond Supreme) currently being test marketed. Crunch 'n Munch is positioned as a snack to satisfy the salty and sweet cravings of consumers. The Company believes that the brand's new package design, which emphasizes the Crunch 'n Munch brand name, and its new fat free product, as well as further product extensions, will allow it to increase its consumer base. Moreover, management believes that the brand can achieve significantly higher levels of sales with greater marketing support.

         Glazed popcorn is an $82 million segment within the $5 billion snack category, a category which grew at an annual rate of five percent from 1992 to 1995. Glazed popcorn products are purchased by consumers of all ages. Younger households are more likely to purchase Borden, Inc.'s Cracker Jack due to its appeal to kids, while older households are more likely to purchase Crunch 'n Munch due to its appeal to adults. Crunch 'n Munch commands a 34% market share, followed by Cracker Jack at 26%. No other competitor accounts for more than 10% of the market.

         Campfire. The Company's Campfire product line consists of marshmallows and marshmallow crisp rice bars. The Campfire brand name enjoys broad consumer recognition, as it is the oldest brand name in the marshmallow category. Campfire Marshmallow Munchie is the second leading marshmallow crisp rice bar with a 12% market share of this $127 million market, behind Kellogg Company's Rice Krispies brand with an 85% market share. Campfire marshmallow is the second leading brand in the $105 million grocery marshmallow market with a 8.0% market share for the twelve weeks ended August 11, 1996. Favorite Brands, Inc.'s Kraft Jet Puff brand is the market leader with a 41.0% market share for the same period, with private label accounting for the balance of the market.

         Management believes that Campfire sales will continue to grow over the next several years due to (i) growth in the marshmallow crisp rice bar category, and (ii) gaining a larger share of the retail marshmallow and marshmallow crisp rice bar markets through enhanced distribution.

OTHER MARKETS (19.0% of 1995 Sales). The Company's branded business in the United States is complemented by a strong presence in Canada and Puerto Rico, growing food service and private label businesses, and sales to the U.S. military.

         Canada. The Company markets Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn and certain other products in Canada. The Company commands the number one market share position in canned pasta, cooking spray and glazed popcorn sales in Canada, with Chef Boyardee canned pasta, PAM and Crunch 'n Munch having 56%, 68% and 53% shares of their respective markets.

         Food Service. The Company supplies many of its products to restaurants, institutions, schools, ballparks, the vending trade, distributors and chain accounts. Management believes that opportunities exist to utilize the Company's excess plant capacity to facilitate expansion of this line of business.

         Private Label. The primary products manufactured by the Company under private labels are prepared pasta and jams and jellies. Private label represents an additional opportunity for growth and the utilization of excess plant capacity.

         Puerto Rico and International. The Company markets Chef Boyardee canned pasta, Jiffy Pop and Crunch 'n Munch in Puerto Rico. Chef Boyardee, with over 25 years of sales in Puerto Rico, commands 98% of the Puerto Rican canned pasta market. In addition, the Company's products are exported to over 35 countries.

         Military. The Company sells many of its products to U.S. military bases both domestically and abroad. Products sold to the military include Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn, Polaner fruit spreads and Ranch Style beans.

MARKETING, SALES AND DISTRIBUTION

         The Company's marketing programs consist of advertising, consumer promotions and trade promotions. The Company's advertising program is comprised of television, newspaper and magazine advertising aimed at increasing consumer awareness of the Company's brands and building customer loyalty. Consumer promotions include targeted coupons and on-package offers designed to generate trial usage and increase purchase frequency. The Company's trade promotions focus on obtaining retail display support and achieving key price points. For 1996, the Company's budgeted marketing expenditures are $170 million, which consists of $100 million for trade promotions, $58 million for advertising and $12 million for consumer marketing. The Company intends to continue to refocus its marketing efforts towards building brand equity through consumer advertising rather than trade spending and discounting. See "Business Strategy."

         The Company sells its products in the United States through its direct sales force and a network of food brokers. The Company maintains regional sales offices in New Jersey, North Carolina, Georgia, Illinois, Texas, California, Utah, Ohio and Florida. The Company's products reach all major classes of trade, including grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. The Company distributes its products in the United States through 12 distribution points, four of which are owned by the Company and eight of which are leased. The Company operates three full-service distribution centers, two of which are owned by the Company, that distribute substantially all of the Company's product lines. The Company's distribution system uses a combination of common carrier trucking, Company trucks and inter-modal rail transport. In Canada, the Company operates six distribution points, one of which is Company-owned. Management believes that the Company's comprehensive U.S. sales and distribution network enable the Company to deliver 85% of its sales volume to customers with 24 hours and 100% within 48 hours. Management believes that the Company's sales and distribution network has the capacity to support substantial increases in volume.

         None of the Company's customers represent more than ten percent of the Company's sales.

COMPETITION

         The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on price, quality and convenience. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them.

RAW MATERIALS

         The primary raw materials used in the Company's operations include tin cans, flour, meat, tomatoes, fruit and fruit-juice concentrates, beans and peanuts. The Company purchases its raw materials, all of which are widely available, from numerous suppliers.

PRODUCTION AND FACILITIES

         The Company operates the manufacturing plants described in the following table. All of these plants are owned by the Company, other than the Utah facility, which the Company leases under an operating lease with an initial term that expires in 1999 and containing a renewal option for an additional five year term. Management believes that the Company's manufacturing plants have sufficient capacity to accommodate the Company's planned growth over the next five years.

LOCATION                                SQUARE FEET   PRODUCTS MANUFACTURED
--------                                -----------   ---------------------
Milton, Pennsylvania.................     895,000     Canned pasta, microwave products,
                                                      mustard, glazed popcorn, pizza kits, dinner
                                                      kits and sauces
Vacaville, California................     354,800     Canned pasta, microwave products,
                                                      tomatoes with green chilies, chili and
                                                      tomato paste
Fort Worth, Texas....................     204,800     Beans and chili
Seagrove, North Carolina.............     198,000     Beans, vegetables, fruit and popcorn
Niagara Falls, Canada................     165,500     Canned pasta, pizza kits, dinner kits, sauces
                                                      and glazed popcorn
Highspire, Pennsylvania..............      29,000     Cereals
Clearfield, Utah.....................     210,000     Marshmallows and marshmallow crisp rice
                                                      bars


         The Company has also entered into co-packing (third party manufacturing) agreements with several manufacturers for Polaner fruit spreads and spices, PAM cooking spray and G. Washington's dry seasonings and broths. In 1995, these plants produced approximately eight million cases of finished product for the Company, as compared to approximately 50 million cases of products produced by the Company. All of these co-packing plants produce for other companies except for a co-packer in Roseland, New Jersey that exclusively produces Polaner fruit spreads for the Company.

         In addition to the manufacturing facilities described above, the Company owns or leases 12 distribution points throughout North America. See "Marketing, Sales and Distribution."

TRADEMARKS

         The Company owns a number of registered trademarks, including Chef Boyardee, PAM, Franklin Crunch 'n Munch, Polaner, Gulden's, Jiffy Pop, Dennison's, Luck's, Ranch Style, Ro*Tel, Campfire, Marshmallow Munchie and G. Washington's. Wheatena, Maypo and Maltex are registered trademarks licensed to the Company. Management is not aware of any fact that would have a materially adverse impact on the continuing use of these trademarks.

EMPLOYEES

         As of September 30, 1996, the Company employed approximately 3,000 people. Approximately 68% of the Company's employees are unionized. Of the unionized employees, approximately 81% are represented by the United Food & Commercial Workers International Union (part of the AFL-CIO-CLC) and have collective bargaining agreements which extend into the year 2001. Approximately 18% of such unionized employees were covered by an agreement which expires or is subject to renegotiation during the next 12 months. The Company intends to renegotiate this agreement.

CERTAIN LEGAL AND REGULATORY MATTERS

         Public Health. The Company is subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the Food and Drug Administration (the "FDA"). This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food. For example, the FDA regulates manufacturing practices for foods through its current "good manufacturing practices" regulations and specifies the recipes for certain foods. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. The Company is subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture. Although the Company has voluntarily recalled products from time to time in the past, no such recall has had a material effect on the Company's results of operations.

         The operations and products of the Company are also subject to state and local regulation through such measures as licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. Enforcement actions for violations of federal, state and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions or monetary penalties. Management believes that the Company's facilities and practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

         Federal Trade Commission. The Company is subject to certain regulations by the Federal Trade Commission ("FTC"). Advertising of the Company's products is subject to regulation by the FTC pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder.

         Employee Safety Regulations. The Company is subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require the Company to comply with certain manufacturing, health and safety standards to protect its employees from accidents.

         Environmental. The Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental matters.

         The Company has been named as a potentially responsible party
(a "PRP") at two federal Superfund sites. At the first site, the United States Environmental Protection Agency ("EPA") has concluded that the Company is a de minimis party, but EPA has withdrawn a de minimis settlement offer it made to the Company and other de minimis parties at the site. However, a PRP group at the site has recently made a de minimis settlement offer similar to the one previously made by EPA. Under the PRP group's offer, the Company would be credited for monies it had previously contributed toward the performance of a Remedial Investigation/Feasibility Study, and it would not be required to make any additional payments to resolve its liability at this site. The Company is presently evaluating this offer. At the second site, the Company has received a de minimis settlement offer from EPA under which the Company could resolve its liability at the site for a payment of approximately $200,000. The Company has not accepted EPA's offer, because it is contesting the assumptions under the EPA's calculation of the Company's liability share.

         Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws and regulations, and liability for known environmental claims, will not have a material adverse effect on the Company's financial statements as a whole. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

         Insurance. The Company maintains general liability, product liability, property, workers' compensation and other insurance in amounts and on terms that it believes are customary for companies similarly situated.

         Litigation. The Company, in the ordinary course of business, is involved in various legal proceedings in which its exposure is not considered material to the Company.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

         The following table provides information concerning the directors and executive officers of the Company. All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. All officers serve at the discretion of the Board of Directors.

                NAME                    AGE                            POSITION
                ----                    ---                            --------
C. Dean Metropoulos.................    49    Chairman of the Board and Chief Executive Officer
N. Michael Dion.....................    39    Senior Vice President and Chief Financial Officer
William J. Feeney...................    44    Senior Vice President of Sales
Scott D. Foos.......................    34    Executive Vice President
Albert J. Soricelli, Jr. ...........    43    Senior Vice President of International, New Ventures,
                                              Canada and Food Service
Stephen Van Tassell.................    41    Senior Vice President of New Product Development
Thomas O. Hicks.....................    50    Director
Charles W. Tate.....................    51    Director
Alan B. Menkes......................    37    Director
Michael J. Levitt...................    37    Director
M. L. Lowenkron.....................    65    Director
Roger T. Staubach...................    54    Director
L. Hollis Jones.....................    42    Director

         A brief biography of each director and executive officer follows:

         C. Dean Metropoulos has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since the closing of the Transaction. Mr. Metropoulos is the Chief Executive Officer of C. Dean Metropoulos & Co., a management services company. From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella Foods, Inc. Before then, Mr. Metropoulos served in a variety of U.S. and international executive positions with GTE Corporation, including Vice President and General Manager-Europe and Vice President and Controller, GTE International. Mr. Metropoulos also serves as a director of The Morningstar Group Inc. and Ghiradelli Chocolate Company.

         N. Michael Dion joined the Company as a Senior Vice President and its Chief Financial Officer in December 1996. Prior to joining the Company, Mr. Dion was the Vice President of Finance for C. Dean Metropoulos & Co., a management services company, and for LBJ Holdings, Inc., a Connecticut based baking company controlled by the principals of C. Dean Metropoulos & Co. In connection with his capacity with C. Dean Metropoulos & Co., Mr. Dion served as a financial advisor to The Morningstar Group Inc. and to Ghiradelli Chocolate Company. Prior to joining C. Dean Metropoulos & Co., Mr. Dion was the Vice President of Finance for Stella Foods, Inc. from 1990 through December 1994. Before joining Stella Foods, Mr. Dion held various positions with Aquatech, Inc., Karl Suss America and Coopers & Lybrand, L.L.P. Mr. Dion holds a B.S. in Business Administration and Finance and Accounting from the University of Vermont.

         William J. Feeney has been the Company's Senior Vice President of Sales since 1995. He has a total of 24 years of experience with the Company, primarily in sales management, as well as senior positions in marketing. Mr. Feeney received his B.S. from the State University of New York.

         Scott D. Foos has served as the Executive Vice President of the Company since 1994. He joined the Company in 1992 and, before becoming Senior Vice President, was Vice President and Chief Information Officer. Before joining the Company, Mr. Foos was a Consulting Senior Manager with Andersen Consulting. Mr. Foos received a B.S. from the State University of New York at Albany.

         Albert J. Soricelli joined the Company in 1979 and was promoted to Senior Vice President of International, New Ventures, Canada and Food Service in 1989. Before joining the Company, Mr. Soricelli held positions with International Playtex, P.R. Mallory and International PepsiCo. Mr. Soricelli received his M.B.A. and his B.B.A. from Iona College.

         Stephen Van Tassel has been the Company's Senior Vice President of New Product Development since August 1, 1995. He joined the Company in 1992, and before becoming Senior Vice President, held various positions with the

Company, primarily in product management. Before joining the Company, Mr. Van Tassel held positions with General Mills and ConAgra. Mr. Van Tassel received his B.A. from Bowdoin College and his M.B.A. from Dartmouth College.

         Thomas O. Hicks has been a director of the Company since the closing of the Transaction. Mr. Hicks has been Chairman and Chief Executive Officer of Hicks Muse since co-founding the firm in 1989. Prior to forming Hicks Muse, Mr. Hicks co-founded Hicks & Haas Incorporated in 1983 and served as its Co-Chairman and Co-Chief Executive Officer through 1989. Mr. Hicks also serves as a director of Chancellor Broadcasting Company, Berg Electronics Corp., Sybron International Corporation and Neodata Corporation.

         Charles W. Tate has been a director of the Company since the closing of the Transaction. Mr. Tate is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse in 1991, Mr. Tate had been at Morgan Stanley & Co. since 1972, most recently as a Managing Director in the merchant banking division and prior thereto in the mergers and acquisitions department. Mr. Tate also serves as a director of The Morningstar Group Inc., International Wire Group, Inc., Berg Electronics Corp., DESA Holdings Corporation, Hat Brands Holding Corporation and Heritage Brands Holdings, Inc.

         Alan B. Menkes has been a director of the Company since the closing of the Transaction. Mr. Menkes is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse in 1992, Mr. Menkes was employed by The Carlyle Group, a Washington D.C.-based private investment firm, most recently as a Senior Vice President. Mr. Menkes also serves as a director of Hedstrom Holdings, Inc.

         Michael J. Levitt has been a director of the Company since the closing of the Transaction. Mr. Levitt is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse, Mr. Levitt was a Managing Director and Deputy Head of Investment Banking with Smith Barney Inc. from 1993 through 1995. From 1986 through 1993, Mr. Levitt was with Morgan Stanley & Co. Incorporated, most recently as a Managing Director responsible for the New York based Financial Entrepreneurs Group. Mr. Levitt also serves as a director of Ghirardelli Chocolate Company.

         M. L. Lowenkron has been a director of the Company since November 1996. From January 1995 through May 1996, Mr. Lowenkron served as President and Chief Executive Officer of G. Heileman Brewing Co. Mr. Lowenkron served as Chairman of the Board and Chief Executive Officer of A&W Brands, Inc. ("A&W") from December 1991 to October 1993, had served as President of A&W and its predecessors from 1980 to October 1993. Mr. Lowenkron serves as a Director of Hat Brands, Inc., Triarc Companies Inc., Depuy Inc. and 7 Up/RC Bottling Company of Southern California Inc. Mr. Lowenkron also serves as First Vice Chairman of the National Easter Seal Society.

         Roger T. Staubach has been a director of the Company since November 1996. Since 1983, Mr. Staubach has served as the Chairman and Chief Executive Officer of The Staubach Company, a diversified real estate company. Mr. Staubach also serves as a director of Halliburton Company, Brinker International, Inc., Columbus Realty Trust and First USA, Inc., and as a trustee of American AAdvantage Funds.

         L. Hollis Jones became a director of the Company on January 3, 1997. Since August of 1995, Mr. Jones has been the President and Chief Operating Officer of The Morningstar Group Inc. From January 1994 until July 1995, Mr. Jones was President of his own management consulting firm, Hollis Jones, Inc. From February 1983 until forming his own management consulting firm, Mr. Jones held various positions of increasing responsibility at Campbell Taggart, Inc., a subsidiary of Anheuser-Busch, including President of its diversified division (June 1991 - June 1992) and Vice President-General Manager of its bakery division (June 1992 - January 1994).

COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth for 1996 and 1995 the compensation awarded to or earned by each person serving as the Company's Chief Executive Officer during 1996 and the four most highly compensated executive officers of the Company other than the Company's Chief Executive Officer at the end of 1996 (the "Named Executive Officers").

                         SUMMARY COMPENSATION TABLE

                                                                                         LONG TERM
                                                                                       COMPENSATION
                                                                                       -------------
                                                            ANNUAL COMPENSATION         SECURITIES
                                                        -------------------------       UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION                     YEAR     SALARY ($)     BONUS ($)         OPTIONS      COMPENSATION ($) (1)
---------------------------                     ----    ------------ ------------      -------------   --------------------
C. Dean Metropoulos
       Chief Executive Officer(5).............. 1996       150,000           --         18,750,000(4)              --
                                                1995            --           --                --                  --

Kenneth J. Martin
       President(3)............................ 1996       309,616    1,233,333          7,033,400(4)           7,108
                                                1995       280,000      230,000 (2)         30,000              7,528

Stephen Van Tassel
       Senior Vice President of New Products
          Development.......................... 1996       179,900       60,000            505,000(4)           4,500
                                                1995       174,800           --              7,000              5,240

Albert J. Soricelli, Jr.
       Senior Vice President of International,
          New Ventures, Canada and Food
          Service.............................. 1996       166,904      100,000            410,000(4)           4,547
                                                1995       162,000           --             10,000              4,868

William J. Feeney
       Senior Vice President of Sales.......... 1996       164,808      120,000            710,000(4)           4,500
                                                1995       155,000           --              6,000              4,126


---------------

(1) Amounts represent employer contributions to savings and retirement plans.

(2) Includes cash in the amount of $115,000 and stock of American Home Products in the amount of $115,000.

(3)      Kenneth J. Martin resigned from the Company in January 1997.

(4) Messrs. Metropoulos, Martin, Van Tassel, Soricelli and Feeney were granted options to acquire 18,750,000, 7,000,000, 500,000, 400,000 and
         700,000 shares of the Company's common stock, respectively, and 0, 33,400, 5,000, 10,000 and 10,000 shares of American Home Products common stock, respectively, during 1996. See "Option Grants in Last Fiscal Year" below.

(5) Mr. Metropoulos has an annual base salary of $900,000 and is eligible to receive an annual bonus of up to the same amount.

         The following table contains information about stock options granted by the Company and by American Home Products to the Named Executive Officers in 1996.

                      OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                    POTENTIAL REALIZABLE
                                                                                                      VALUE AT ASSUMED
                                                                                                       Annual Rates of
                                Number of       % of Total                                               Stock Price
                               Securities         Options                                             Appreciation for
                               Underlying       Granted to                                          Option Terms ($) (1)
                                 Option        Employees in     Exercise Price     Expiration    ---------------------------
Name                             Granted           1996            Per Share        Date (1)          5%            10%
----                         --------------- ----------------- ----------------- --------------  ------------- -------------
Options Granted by the Company

C. Dean Metropoulos.........   18,750,000          48.22%            $1.00          11-01-2006      11,791,774    29,882,671
Kenneth J. Martin...........    7,000,000          18.00%            $1.00          11-01-2006       4,402,262    11,156,197
Stephen Van Tassel..........      500,000           1.29%            $1.00          11-01-2006         314,450       796,850
Albert J. Soricelli, Jr.....      400,000           1.03%            $1.00          11-01-2006         251,560       637,480
William J. Feeney...........      700,000           1.80%            $1.00          11-01-2006         440,230     1,115,590

Options Granted by American Home Products

C. Dean Metropoulos                   --              --                --                  --              --            --
Kenneth J. Martin                 33,400             .42%         $53.0625          05-23-2006          60,462(2)    121,039(2)
Stephen Van Tassel                 5,000               *          $53.0625          05-23-2006           9,126(2)     18,120(2)
Albert J. Soricelli, Jr.          10,000             .13%         $53.0625          05-23-2006          18,252(2)     36,239(2)
William J. Feeney                 10,000             .13%         $53.0625          05-23-2006          18,252(2)     36,239(2)

---------------

(1) These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the option was granted through November 1, 2006, the expiration date of the options.

(2) The initial expiration of these options was May 23, 2006. By their terms, however, these options terminated on January 31, 1997, three months following consummation of the Transaction. Potential realizable value amounts represent hypothetical gains that could be achieved for the options if they had been exercised at the end of such three month period. These gains are based on assumed rates of stock price appreciation of 5% and 10% from the date the option was granted through January 31, 1997, the accelerated expiration date of the options.

         The following table provides information about the number of shares of stock of the Company and of American Home Products issued upon exercises by the Named Executive Officers during 1996 and the value realized by the Named Executive Officers. The table also provides information about the number and value of options exercisable for shares of stock of the Company and of American Home Products held by the Named Executive Officers at December 31, 1996.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES



                                                                NUMBER OF SECURITIES
                                                               UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-THE-
                                                               OPTIONS AT DECEMBER 31,             MONEY OPTIONS AT
                             SHARES                                     1995                   DECEMBER 31, 1995 ($) (1)
                           ACQUIRED ON         VALUE      -------------------------------- -----------------------------
NAME                        EXERCISE       REALIZED ($)     EXERCISABLE    UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----                     ---------------  --------------  -------------- ----------------- --------------  ---------------
Options of the Company

C. Dean Metropoulos            --               --          18,750,000               --            0              --
Kenneth J. Martin              --               --                  --        7,000,000           --               0
Stephen Van Tassel             --               --                  --          500,000           --               0
Albert J. Soricelli, Jr.       --               --                  --          400,000           --               0
William J. Feeney              --               --                  --          700,000           --               0

Options of American Home Product(2)

C. Dean Metropoulos            --               --                  --              --            --             --
Kenneth J. Martin          55,000          982,959                   0              --            --             --
Stephen Van Tassel         10,400          182,475               1,600              --        32,800             --
Albert J. Soricelli, Jr.   15,400          331,961               9,000              --       220,219             --
William J. Feeney          47,800        1,446,793              11,600              --       286,125             --

(1) Based upon a value of the Company's common stock of $1.00 per share, the amount paid by Hicks Muse Holding in the Transaction, and upon a value of American Home Products common stock of $58.625 per share, the closing market price on December 31, 1996.

(2) In addition to the amounts set forth in the table above, options granted to Messrs. Martin, Tassel, Soricelli and Feeney by American Home Products during 1996 were canceled in connection with the Transaction. Messrs. Martin, Tassel, Soricelli and Feeney received $271,375, $40,625, $81,250 and $81,250, respectively, in connection with these cancellations.

BENEFIT PLANS

         Stock Option Plan. On November 1, 1996, the Company adopted the International Home Foods, Inc. 1996 Stock Option Plan (the "Plan") providing for the grant of options to purchase up to 45,000,000 shares of the Company's common stock. The terms of the plan are as follows.

         The Plan is intended to provide incentives to the key employees of the Company or its subsidiaries and to non-employees providing bona fide consulting, advisory or other services to the Company or its subsidiaries to align their interests with those of the stockholders of the Company through the awarding of stock options. The Plan may be administered by the Company's full Board of Directors or a designated committee thereof (the full Board or such committee hereafter referred to as the "Committee"). The Committee will have the authority, subject to the terms of the Plan, to determine when and to whom to make grants under the plan, the number of shares to be covered by the grants, the types and terms of the grants, and the exercise price of stock options. Moreover, the Committee will have the authority, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations and to take such action in connection with the Plan and any grants thereunder as it deems necessary or advisable. The Committee's determinations and interpretations under the Plan shall be binding and conclusive on all participants and their legal representatives and need not be uniform and may be made by the Committee selectively among persons who receive, or are eligible to receive, grants under the Plan. To date, grants and awards with respect to 38,880,000 shares of common stock have been made under the Plan.

         The Committee may grant either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or "nonqualified options" in respect of shares of the Company's common stock. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying shares of common stock on the date of grant. The exercise period for stock options will be determined by the Committee and may not exceed ten years from the date of grant (except upon death or disability of an optionee in which case, the expiration date may be 180 days after death or disability).

         The Board of Directors may amend, suspend or terminate the Plan at any time except that, unless approved by stockholders of the Company, no such amendment may (i) increase the maximum number of shares to which options may be granted under the Plan, except for adjustments to reflect stock dividends or other recapitulations affecting the number or kind of outstanding shares, (ii) decrease the minimum exercise price of an incentive option, or (iii) change the requirements as to eligibility for the grant of incentive options. Options granted under the Plan are subject to adjustment in the event of certain changes affecting the Company's common stock.

         In the event of a Change in Control (as defined in the Plan), all outstanding stock options may, subject to the sole discretion of the Committee, become immediately exercisable. The Committee may, upon the occurrence of a Change in Control of the Company, accelerate the termination of outstanding options.

         Stock options may be transferred by a participant only by will or by the laws of descent and distribution, and may be exercised only by the participant during his lifetime. If a participant dies and the applicable award agreement so provides, options may be exercised by the person or persons to whom the participant's rights pass within 180 days after the participant's death. In no case (other than in the event of the participant's death or disability) may options be exercised later than the expiration date of the stock options specified in the grant.

         Except as expressly provided otherwise in any optionee's agreement relating to the grant of options under the Plan, in the event an optionee's employment with the Company or a related entity terminates or a Change in Control occurs, the Company or its designees shall have the right to purchase from the optionee (or optionee's representatives) (i) the number of shares of common stock previously acquired upon exercise of an option and (ii) the optionee's right to acquire of shares of the Company's common stock pursuant to options granted under the Plan which an optionee can acquire upon exercise immediately prior to such purchase. The purchase price to be paid is calculated on the basis of the fair market value (as defined in the Option Plan) of the Company's common stock multiplied by the number of shares of common stock to be acquired (less the aggregate exercise price in the event such purchase option is exercised with respect to the optionee's right to acquire the Company's common stock).

         The transfer of shares of the Company's common stock issued upon exercise of options granted under the Plan is subject to the Company's right of first refusal.

         Retirement Plan. It is anticipated that the Company will adopt a retirement plan for the Company's management and employees.

COMPENSATION OF DIRECTORS

         The directors of the Company did not receive compensation from the Company for services rendered in that capacity during the period prior to the consummation of the Transaction. Directors who are officers, employees or otherwise affiliates of the Company do not receive compensation for their services as directors. Directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof. No determination has yet been made with respect to annual fees or board attendance fees, if any, to be paid to directors of the Company who are not also officers, employees, or otherwise affiliates of the Company. In connection with their appointment as directors, Messrs. Lowenkron and Staubach have each been granted non-qualified stock options under the Plan to purchase 100,000 shares of the Company's common stock for $1.00 per share and Mr. Jones has been granted a non-qualified stock option under the Plan to purchase 10,159 shares of the Company's common stock for $1.00 per share. These options are fully vested and expire 10 years from their date of grant.

                    STOCK OWNERSHIP AND CERTAIN TRANSACTIONS

STOCK OWNERSHIP

         The following table sets forth certain information regarding the beneficial ownership of the shares of the common stock of the Company by each person who beneficially owns more than five percent of the outstanding shares of common stock of the Company and by the directors and certain executive officers of the Company, individually and as a group.

                                                                              NUMBER         PERCENTAGE
                                                                             OF SHARES        OF SHARES
5% STOCKHOLDERS:                                                          ---------------   --------------
Hicks Muse Parties (1)..................................................     264,000,000       80.0%
    c/o Hicks, Muse, Tate & Furst Incorporated
    200 Crescent Court, Suite 1600
    Dallas, Texas  75201
American Home Products Parties (2)......................................      66,000,000       20.0%
    Five Giralda Farms
    Madison, New Jersey  07940
OFFICERS AND DIRECTORS:
         C. Dean Metropoulos (3)........................................      18,750,000        5.4%
         Thomas O. Hicks (1)............................................     264,000,000       80.0%
         M.L. Lowenkron(4)..............................................         100,000         *
         Roger T. Staubach(4)...........................................         100,000         *
         L. Hollis Jones (5)............................................          10,159         *
         All executive officers and directors as a group (10 persons)...     282,960,159       81.1%

---------------

*    Less than one-tenth of 1%.

(1) Includes shares owned of record by Hicks Muse Holding, a corporation controlled by Hicks Muse Fund III. The ultimate general partner of Hicks Muse Fund III is Hicks, Muse Fund III Incorporated. Thomas O. Hicks is a controlling stockholder of Hicks, Muse Fund III Incorporated and serves as its Chairman of the Board, Chief Executive Officer, Chief Operating Officer, President and Secretary. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of these shares. Mr. Hicks disclaims beneficial ownership of these shares.

(2) Includes shares expected to be owned of record by AHP Subsidiary, a subsidiary of American Home Products.

(3) Includes 18,750,000 shares issuable to Mr. Metropoulos upon the exercise of stock options that are currently exercisable.

(4) Includes 100,000 shares issuable upon the exercise of stock options that are currently exercisable.

(5) Includes 10,159 shares issuable upon the exercise of stock options that are currently exercisable.

CERTAIN TRANSACTIONS

         The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the applicable agreements, including the Merger Agreement.

         Hicks Muse Holding, American Home Products and the Company have agreed that, for so long as American Home Products beneficially owns at least five percent of the common stock of the Company, Hicks Muse Holding and the Company will, at the request of American Home Products, use all reasonable efforts to cause there to be nominated and elected to the Board of Directors of the Company one designee of American Home Products.

         American Home Products has agreed, until the earlier of (i) the fifth anniversary of the Merger and (ii) the date on which a third party acquires control of the Company without the consent of Hicks Muse Holding, not to sell or otherwise dispose of any of the common stock it holds in the Company without first notifying Hicks Muse Holding and affording Hicks Muse Holding an opportunity to offer to buy the shares on terms proposed by Hicks Muse Holding. In the event that American Home Products rejects Hicks Muse Holding's offer, American Home Products will be permitted to sell not less than 90% of the shares it proposed to sell in its notice to Hicks Muse Holding to a third party on per share terms no less favorable to American Home Products than those set forth in Hicks Muse Holding's offer; provided that, before selling such shares at a price per share less than 110% of the price per share set forth in Hicks Muse Holding's offer, American Home Products will be required to offer to sell such shares to Hicks Muse Holding at such higher price per share. These restrictions on transfer will not apply to a sale of shares by American Home Products under a registration statement filed under the Securities Act or under Rule 144 under the Securities Act.

         Hicks Muse Holding has agreed that, if it proposes to sell or dispose of shares of the common stock it holds in the Company in a single transaction or series of related transactions, then it will offer to include in the proposed sale or disposition a designated number of shares held by American Home Products not to exceed the product of (i) the number of shares to be sold by Hicks Muse Holding to the proposed transferee multiplied by (ii) a fraction the numerator of which is the number of shares held by American Home Products and the denominator of which is the number of shares held by each of Hicks Muse Holding and American Home Products in the aggregate. If American Home Products accepts the offer, Hicks Muse Holdings must reduce, to the extent necessary, the number of shares it otherwise would have sold in the proposed sale so as to permit American Home Products to sell the number of shares that it is entitled to sell under the foregoing terms. American Home Products' "co-sale" rights described above do not apply to (i) a sale pursuant to a public offering registered under the Securities Act, (ii) a sale in accordance with Rule 144 under the Securities Act, (iii) a sale to an affiliate of Hicks Muse or (iv) a sale or sales in a single transaction or series of related transactions which, in the aggregate, do not involve more than ten percent of the shares outstanding.

         At the closing of the Merger, American Home Products, Hicks Muse Holding and the Company entered into a registration rights agreement under which each of American Home Products and Hicks Muse Holding is entitled to exercise three demand and seven "piggy-back" rights to require the Company to register the common stock of the Company held by them for sale under the Securities Act. The demand rights may only be exercised commencing six months after the date on which the Company consummates its initial underwritten public offering of common stock registered under the Securities Act. In addition, the demand rights may only be exercised with respect to a number of shares that is at least equal to the lesser of (i) five percent of the number of shares then outstanding and (ii) that number of shares having an estimated aggregate offering price of at least $20 million. The exercise of the demand and piggy-back rights are subject to such other limitations and conditions as are customary in registration rights agreements.

         At the closing of the Merger, the Company and American Home Products entered into a transition services agreement under which American Home Products will, until six months after the Merger, furnish to the Company for a fee certain facilities and services. In addition, American Home Products will assist the Company for a period of up to 90 days after the Merger in the administration of the Company's welfare benefit plans in consideration of the Company's agreement to pay American Home Products compensation based on past practices.

         On the Closing Date, the Company entered into a ten-year agreement (the "Monitoring and Oversight Agreement") with an affiliate of Hicks Muse ("Hicks Muse Partners") pursuant to which the Company will pay Hicks Muse Partners an annual fee of $1 million for oversight and monitoring services to the Company. The annual fee is adjustable at the end of each fiscal year to an amount equal to 0.1% of the consolidated net sales of the Company, but in no event may the fee be less than $1 million. Messrs. Thomas O. Hicks, Charles W. Tate, Alan B. Menkes and Michael J. Levitt, directors of the Company, are each principals of Hicks Muse Partners. In addition, the Company agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners thereunder. The Monitoring and Oversight Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received and to be received by the Company.

         On the Closing Date, the Company also entered into an agreement (the "Financial Advisory Agreement") pursuant to which Hicks Muse Partners received a cash financial advisory fee of approximately $19 million upon the closing of the Transaction as compensation for its services as financial advisor for the Transaction. Hicks Muse Partners also will be entitled to receive a fee equal to 1.5% of the "transaction value" (as defined) for each "add-on transaction" (as defined) in which the Company is involved. The term "transaction value" means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the Financial Advisory Agreement and any fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such add-on transaction) including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The term "add-on transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly or indirectly involving the Company or any of its subsidiaries and any other person or entity. The Financial Advisory Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by the Company.

         Concurrently with the Merger and Redemption, International Home Foods, Inc. purchased Heritage from an affiliate of Hicks Muse based on a total enterprise value of $70 million. International Home Foods, Inc. used approximately $40 million of the proceeds of the Financing to repay existing debt of Heritage and approximately $30 million to acquire the outstanding equity of Heritage. The affiliate of Hicks Muse formed Heritage in 1994 to acquire (i) the Campfire marshmallow business from Borden, Inc. for approximately $5 million and (ii) Angela Marie's, Inc., a manufacturer of marshmallow crisp rice bars, for approximately $35 million. See "The Transaction."

         The Company has entered into indemnification agreements with each of its directors and executive officers under which the Company will indemnify the director or officer to the fullest extent permitted by law, and to advance expenses, if the director or officer becomes a party to or witness or other participant in any threatened, pending or completed action, suit or proceeding (a "Claim") by reason of any occurrence related to the fact that the person is or was a director, officer, employee, agent or fiduciary of the Company or a subsidiary of the Company or another entity at the Company's request (an "Indemnifiable Event"), unless a reviewing party (either outside counsel or a committee appointed by the Board of Directors) determines that the person would not be entitled to indemnification under applicable law. In addition, if a change in control or a potential change in control of the Company occurs and if the person indemnified so requests, the Company will establish a trust for the benefit of the indemnitee and fund the trust in an amount sufficient to satisfy all expenses reasonably anticipated at the time of the request to be incurred in connection with any Claim relating to an Indemnifiable Event. The reviewing party will determine the amount deposited in the trust. An indemnitee's rights under his indemnification agreement will not be exclusive of any other rights under the Company's Certificate of Incorporation or By-laws or applicable law.

                    DESCRIPTION OF SENIOR BANK FACILITIES

         The description set forth below does not purport to be complete and is qualified in its entirety by reference to the underlying agreements of the Senior Bank Facilities, which have been filed as exhibits to the registration statement of which this Prospectus is a part.

         The Chase Manhattan Bank ("Chase"), Bankers Trust Company and Morgan Stanley Senior Funding, Inc. ("Morgan") provided the Company with senior secured credit facilities (the "Senior Bank Facilities") in an aggregate principal amount of $770 million, of which (i) $670 million was in the form of term loans (the "Term Loan Facilities") and (ii) $100 million will be available on a revolving credit basis for general corporate purposes.

         The Senior Bank Facilities consists of (a) a 6 1/2 year Tranche A Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount of $300 million (the "Tranche A Term Facility"); (b) an 8 year Tranche B Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount of $200 million (the "Tranche B Term Facility");
(c) a 9 year Tranche C Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount of $170 million (the "Tranche C Term Facility" and collectively with the Tranche A Term Facility and the Tranche B Term Facility, the "Term Facilities"); and (d) a Senior Secured Revolving Credit Facility providing for revolving loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal and stated amount at any time not to exceed $100 million (of which not more than $25 million may be represented by Letters of Credit) (the "Revolving Facility").

         The full amount of each Term Facility was required to be drawn in a single drawing on the Closing Date and amounts repaid or prepaid under any Term Facility may not be reborrowed. Loans under the Revolving Facility will be available from the Closing Date until the earlier of (a) the date which is 6 1/2 years after the Closing Date (the "Scheduled Revolving Credit Termination Date") and (b) the date on which the Tranche A Term Loans mature or are repaid in full (the "Revolving Credit Termination Date"). Letters of Credit under the Revolving Facility will be available at any time after the Closing Date. No Letter of Credit shall have an expiration date after the earlier of (a) one year from the date of its issuance and (b) five business days before the Scheduled Revolving Credit Termination Date. Letters of Credit may be renewed for one-year periods, provided that no Letter of Credit shall extend beyond the time specified in clause (b) of the previous sentence.

         Loans under the Tranche A Term Facility will amortize over six and one-half years in thirteen semi-annual installments in the following amounts:
(a) $12.5 million for first two installments, (b) $15 million for the third and fourth installments, (c) $20 million for the fifth and sixth installments, (d) $25 million for the seventh and eighth installments, (e) $27.5 million for the ninth installment, (f) $30 million for the tenth and eleventh installments, (g) $32.5 million for the twelfth installment and (h) $35 million for the thirteenth installment. Loans made under the Tranche B Term Facility will amortize over eight years in sixteen semi-annual installments in the following amounts: (a) $250,000 for the first thirteen installments, (b) $26.75 million for the fourteenth installment and (c) $85 million for the remaining two installments. Loans made under the Tranche C Term Facility will amortize over nine years in eighteen semi-annual installments in the following amounts: (a) $250,000 for the first fifteen installments, (b) $1.25 million for the sixteenth installment and (c) $82.5 million for the last two installments.

         The Company is required to make mandatory prepayments of loans, and revolving credit commitments will be mandatorily reduced, in amounts, at times and subject to certain exceptions, (a) in respect of 75% of consolidated excess cash flow of the Company starting with fiscal year 1997 (such amount may be reduced to 50% of excess cash flow for each fiscal year of the Company (commencing with the 1998 fiscal year) based upon the achievement of certain performance targets) and (b) in respect of 100% of the net proceeds of certain dispositions of material assets or the stock of subsidiaries or the issuance of capital stock or the incurrence of certain indebtedness by the Company or any of its subsidiaries. At the Company's option, loans may be prepaid, and revolving credit commitments may be permanently reduced, in whole or in part at any time in certain minimum amounts. Prepayments of the Term Loans shall be applied to the Tranche A Term Loans, the Tranche B Term Loans and the Tranche C Term Loans ratably and to the installments thereof ratably in accordance with the then remaining number of installments and may not be reborrowed, provided that the first $40 million of optional prepayments of the Term Loans may be applied to such installments as the Borrower may elect (other than the first thirteen installments in respect of the Tranche B Term Loans and the first sixteen installments in respect of the Tranche C Term Loans).

         The obligations of the Company under the Senior Bank Facilities are unconditionally and irrevocably guaranteed by each of the Company's direct or indirect domestic subsidiaries (collectively, the "Guarantors"). In addition, the Senior Bank Facilities is secured by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company, or any of its domestic subsidiaries and (ii) all tangible and intangible assets (including, without limitation, intellectual property and owned real property) of the Company and the Guarantors (subject to certain exceptions and qualifications).

         At the Company's option, the interest rates per annum applicable to the Senior Bank Facilities will be either Adjusted LIBOR (as defined) plus a margin ranging from 2.50% to 3.50% or the Alternate Base Rate (as defined) plus a margin ranging from 1.50% to 2.50%. The Alternate Base Rate is the highest of
(a) Chase's Prime Rate, (b) the secondary market rate for certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and (c) the Federal Funds Effective Rate plus 0.5%. The margin in respect of the Tranche A Term Loan Facility and the Revolving Credit Facility will be subject to reduction after the first anniversary of the Closing Date based on the achievement of certain performance targets to be determined.

         The Company will pay a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Applicable Margin then in effect with respect to LIBOR loans under the Revolving Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit (the "Fronting Fee") shall be payable quarterly in arrears to the issuing lender for its own account. The Company will also pay a per annum fee equal to 0.50% on the undrawn portion of the commitments in respect of the Revolving Facility (the "Commitment Fee"). The Commitment Fee shall be subject to reduction after the first anniversary of the Closing Date based on the achievement of certain performance targets to be determined.

         The Senior Bank Facilities also contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, amend the Indenture and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

                             THE EXCHANGE OFFER

PURPOSE AND EFFECT

         The Old Notes were sold by the Company on November 1, 1996 in a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. In connection with that placement, the Company and the Subsidiary Guarantors entered into the Registration Rights Agreement which requires that the Company and the Subsidiary Guarantors file a registration statement under the Securities Act with respect to the New Notes on or prior to 60 days after the date of issuance of the Old Notes (the "Issue Date") and, upon the effectiveness of that registration statement, offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without registration under the Securities Act. The Registration Rights Agreement further provides that the Company and the Subsidiary Guarantors must use their reasonable best efforts to cause the registration statement with respect to the Exchange Offer to be declared effective within 135 days following the Issue Date. A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement of which this Prospectus is a part.

         In order to participate in the Exchange Offer, a holder must represent to the Company, among other things, that (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or any of the Subsidiary Guarantors, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

         If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the New Notes. If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

         The Old Notes are designated for trading in the PORTAL market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, holders of Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected. No assurance can be given as to the liquidity of the trading market for either the Old Notes or the New Notes.

         Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that, with the exceptions discussed herein, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person receiving the New Notes, whether or not that person is the holder (other than any such holder or such other person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) the New Notes are acquired in the ordinary course of business of that holder or such other person, (ii) neither the holder nor such other person is engaging in or intends to engage in a distribution of the New Notes, and (iii) neither the holder nor such other person has an arrangement or understanding with any person to participate in the distribution of the New Notes. The Company has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the Commission's staff would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where those Old Notes were acquired by the broker-dealer as a result of its market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

         Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the offer or sale of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so. Based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, the Company believes that, except as set forth in the next sentence, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Old Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000 in principal amount.

         The form and terms of the New Notes are substantially the same as the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and will not bear legends restricting their transfer. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the Indenture pursuant to which the Old Notes were, and the New Notes will be, issued.

         As of the date of this Prospectus, $400,000,000 aggregate principal amount of the Old Notes were outstanding. The Company has fixed the close of business on February 14, 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will initially be sent. As of such date, there were 4 registered holders of the Old Notes. Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

         The Company shall be deemed to have accepted validly tendered Old Notes when, as, and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "The Exchange Offer -- Solicitation of Tenders; Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The term "Expiration Date" shall mean 5:00 p.m., New York City time, on March 27, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation. The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth under "The Exchange Offer -- Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner.

INTEREST ON THE NEW NOTES

         The New Notes will bear interest from November 1, 1996, the date of original issuance of the Old Notes. No interest will be paid on the Old Notes accepted for exchange.

PROCEDURES FOR TENDERING

         Only a holder of Old Notes may tender the Old Notes in the Exchange Offer. Except as set forth under "The Exchange Offer -- Book Entry Transfer," to tender in the Exchange Offer a holder must complete, sign and date the Letter of Transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or copy to the Exchange Agent prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if that procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth under "The Exchange Offer -- Exchange Agent" prior to the Expiration Date.

         The tender by a holder that is not withdrawn before the Expiration Date will constitute an agreement between that holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE AND PROPER INSURANCE SHOULD BE OBTAINED. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

         Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box titled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

         If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, the Old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the Old Notes.

         If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal unless waived by the Company.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that the Company determines are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding after the Expiration Date or, as set forth under "The Exchange Offer -- Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

         By tendering, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) if it is not a broker-dealer, neither the holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes, (iii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, and (iv) neither the holder nor any such other person is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

         In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the Letter of Transmittal), and all other required documents. If any tendered Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

         The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Old Notes being tendered by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the Exchange Agent at the address set forth under "The Exchange Offer -- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

         The DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through the DTC. To accept the Exchange Offer through ATOP, participants in the DTC must send electronic instructions to the DTC through the DTC's communication system in place of sending a signed, hard copy Letter of Transmittal. The DTC is obligated to communicate those electronic instructions to the Exchange Agent. To tender Old Notes through ATOP, the electronic instructions sent to the DTC and transmitted by the DTC to the Exchange Agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

GUARANTEED DELIVERY PROCEDURES

         If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

         Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         For a withdrawal of a tender of Old Notes to be effective, a written or (for DTC participants) electronic ATOP transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "The Exchange Offer -- Procedures for Tendering" at any time on or prior to the Expiration Date.

CONDITIONS

         Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

                  (a) the Exchange Offer shall violate applicable law or any applicable interpretation of the staff of the Commission in the good faith interpretation of the Company; or

                  (b) any action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company; or

                  (c) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer.

         If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility), (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "-- Withdrawal Rights") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days (in the discretion of the Company), depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five-to-ten-business-day period.

EXCHANGE AGENT

         All executed Letters of Transmittal should be directed to the Exchange Agent. United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions, requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                        By Registered or Certified Mail,
                        by Overnight Courier or by Hand:

                    United States Trust Company of New York
                                  P.O. Box 844
                                 Cooper Station
                         New York, New York 10276-0844

                                    By Hand:
                    United States Trust Company of New York
                                  111 Broadway
                                  Lower Level
                             Corporate Trust Window
                            New York, New York 10006

                             By Overnight Courier:
                    United States Trust Company of New York
                                  770 Broadway
                            New York, New York 10003
                             Attn: Corporate Trust

                                 By Facsimile:
                                 (212) 420-6152

                             Confirm by Telephone:
                                 (800) 548-6565


SOLICITATIONS OF TENDERS; FEES AND EXPENSES

         The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

         The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

TRANSFER TAXES

         Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                            DESCRIPTION OF NEW NOTES

GENERAL

         The Old Notes were and the New Notes will be issued under an Indenture, dated as of November 1, 1996 (the "Indenture"), among the Company, the Subsidiary Guarantors and United States Trust Company of New York, as Trustee (the "Trustee"), a copy of which is available upon request to the Company. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefor, will not bear legends restricting their transfer. Upon the issuance of the New Notes, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture and the New Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act) and the New Notes. The Old Notes and the New Notes are sometimes collectively referred to herein as the "Notes."

         Principal of, premium, if any, and interest on the New Notes will be payable, and the New Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially shall be the corporate trust office of the Trustee in New York, New
York), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the holders as such address appears in the Note Register.

         The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of New Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

         Old Notes that remain outstanding after the consummation of the Exchange Offer and New Notes issued in connection with the Exchange Offer will be entitled to vote or consent on all matters as a single class of securities under the Indenture.

TERMS OF NOTES

         The Notes will be unsecured, senior subordinated obligations of the Company, limited to $400 million aggregate principal amount, and will mature on November 1, 2006. Each New Note will bear interest at the rate per annum shown on the front cover of this Prospectus from the date of issuance, or from the most recent date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year commencing on May 1, 1997 to holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date.

OPTIONAL REDEMPTION

         Except as set forth below, the Notes will not be redeemable at the option of the Company prior to November 1, 2001. On and after such date, the Notes will be redeemable, at the Company's option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

         If redeemed during the 12-month period commencing on November 1 of the years set forth below:

                                                               REDEMPTION
          PERIOD                                                  PRICE
          ------                                              -------------
2001.........................................................   105.188%
2002.........................................................   103.458%
2003.........................................................   101.729%
2004 and thereafter..........................................   100.000%

         In addition, at any time and from time to time prior to November 1, 2000, the Company may redeem in the aggregate up to $160 million principal amount of Notes with the proceeds of one or more Equity Offerings by the Company so long as there is a Public Market at the time of such redemption, at a redemption price (expressed as a percentage of principal amount) of 110.375%, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $200 million aggregate principal amount of the Notes must remain outstanding after each such redemption.

         At any time on or prior to November 1, 2001, the Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice (but in no event more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Redemption Date") (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

         "Applicable Premium" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at November 1, 2001 (such redemption price being described under "-- Optional Redemption") plus (2) all required interest payments due on such Note through November 1, 2001, computed using a discount rate equal to the Treasury Rate plus 100 basis points, over (B) the principal amount of such Note.

         "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to November 1, 2001; provided, however, that if the period from the Redemption Date to November 1, 2001 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to November 1, 2001 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

         Selection. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

RANKING AND SUBORDINATION

         The payment of the principal of, premium (if any), and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Indebtedness of the Company. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described herein. As of September 30, 1996, on a pro forma basis after giving effect to the Transaction and the Financing, the outstanding Senior Indebtedness of the Company would have been $683 million (exclusive of unused commitments). Although the

Indenture contains limitations on the amount of additional Indebtedness that the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants -- Limitation on Indebtedness" below.

         "Senior Indebtedness" is defined, whether outstanding on the Issue Date or thereafter issued, as the Bank Indebtedness and all other Indebtedness of the Company, including interest and fees thereon, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of payment to the Notes; provided, however, that Senior Indebtedness will not include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), or (4) any Indebtedness, Guarantee or obligation of the Company that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations.

         Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company. The Company has agreed in the Indenture that it will not incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in any respect to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness. In addition, no Subsidiary Guarantor shall incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

         The Company may not pay principal of, premium (if any), or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase or retire any Notes (collectively, "pay the Notes") if (i) any Senior Indebtedness is not paid when due or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

         Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization or bankruptcy of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the holders of the Notes are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

         If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

         By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Noteholders, and creditors of the Company who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Senior Subordinated Indebtedness.

SUBSIDIARY GUARANTIES

         Each Subsidiary Guarantor unconditionally guarantees, jointly and severally, to each holder and the Trustee, on a senior subordinated basis, the full and prompt payment of principal of and interest on the Notes, and of all other obligations of the Company under the Indenture.

         The Indebtedness evidenced by each Subsidiary Guaranty (including the payment of principal of, premium, if any, and interest on the Notes) will be subordinated to Guarantor Senior Indebtedness on the same basis as the Notes are subordinated to Senior Indebtedness. As of September 30, 1996, on a pro forma basis after giving effect to the Transaction and the Financing, there would have been approximately $683 million of Guarantor Senior Indebtedness (all of which would have represented guarantees of borrowings under the Credit Agreement). Although the Indenture contains limitations on the amount of additional Indebtedness that the Company's Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Guarantor Senior Indebtedness. See "Certain Covenants -- Limitation on Indebtedness" below. See "-- Ranking and Subordination" above.

         The obligations of each Subsidiary Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

         Each Subsidiary Guarantor may consolidate with or merge into or sell its assets to the Company or another Subsidiary Guarantor without limitation. Each Subsidiary Guarantor may consolidate with or merge into or sell all or substantially all its assets to a corporation, partnership or trust other than the Company or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor). Upon the sale or disposition of a Subsidiary Guarantor (or all or substantially all of its assets) to a Person (whether or not an Affiliate of the Subsidiary Guarantor) which is not a Subsidiary of the Company, which sale or disposition is otherwise in compliance with the Indenture (including the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock"), such Subsidiary Guarantor shall be deemed released from all its obligations under the Indenture and its Subsidiary Guarantee and such Subsidiary Guarantee shall terminate; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under the Credit Agreement and all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any other Indebtedness of the Company shall also terminate upon such release, sale or transfer.

CHANGE OF CONTROL

         Upon the occurrence of any of the following events (each a "Change of Control"), each holder will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price in cash equal to




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



101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

                  (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company and its Subsidiaries to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group") (whether or not otherwise in compliance with the provisions of the Indenture), other than to Hicks Muse, Metropoulos & Co. or any of their Affiliates, officers and directors (the "Permitted Holders"); or

                  (ii) a majority of the Board of Directors of the Company shall consist of Persons who are not Continuing Directors; or

                  (iii) the acquisition by any Person or Group (other than the Permitted Holders) of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of directors of the Company.

         Within 30 days following any Change of Control, unless the Company has mailed a redemption notice with respect to all the outstanding Notes in connection with such Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date); (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (3) the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its Notes purchased.

         The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

         The definition of "Change of Control" includes, among other transactions, a disposition of all or substantially all of the property and assets of the Company and its Subsidiaries. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which is the choice of law under the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Company is required to make an offer to repurchase the Notes as described above.

         The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the Bank Indebtedness will prohibit the Company's prepayment of Notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any other Senior Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, thereby resulting in a default under the Indenture.





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CERTAIN COVENANTS

         The Indenture contains certain covenants including, among others, the following:

  Limitation on Indebtedness.

                  (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that the Company and any of its Restricted Subsidiaries may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio would be greater than 2.00:1.00, if such Indebtedness is Incurred on or prior to the second anniversary of the Issue Date, and 2.25:1.00, if such Indebtedness is Incurred thereafter.

                  (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:
         (i) Indebtedness Incurred pursuant to (A) the Credit Agreement (including, without limitation, any renewal, extension, refunding, restructuring, replacement or refinancing thereof referred to in clause (ii) of the definition thereof) or (B) any other agreements or indentures governing Senior Indebtedness; provided, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (i) does not exceed $770 million at any time outstanding, less the aggregate principal amount thereof repaid with the net proceeds of Asset Dispositions (to the extent, in the case of a repayment of revolving credit Indebtedness, the commitment to advance the loans repaid has been terminated); (ii) Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in a Related Business or Incurred to Refinance any such purchase price or cost of construction or improvement, in each case Incurred no later than 365 days after the date of such acquisition or the date of completion of such construction or improvement; provided, however, that the principal amount of any Indebtedness Incurred pursuant to this clause (ii) shall not exceed $25 million at any time outstanding; (iii) Permitted Indebtedness; and (iv) Indebtedness (other than Indebtedness described in clauses (i) - (iii)) in a principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (iv) and then outstanding, will not exceed $75 million (it being understood that any Indebtedness Incurred under this clause (iv) shall cease to be deemed Incurred or outstanding for purposes of this clause (iv) (but shall be deemed to be Incurred for purposes of paragraph (a)) from and after the first date on which the Company or its Restricted Subsidiaries could have Incurred such Indebtedness under the foregoing paragraph (a) without reliance upon this clause (iv)).

                  (c) Neither the Company nor any Restricted Subsidiary shall Incur any Indebtedness under paragraph (b) above if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor shall Incur any Indebtedness under paragraph (b) above if the proceeds thereof are used, directly or indirectly, to Refinance any Guarantor Subordinated Obligation of such Subsidiary Guarantor unless such Indebtedness shall be subordinated to the obligations of such Subsidiary Guarantor under the Subsidiary Guaranty to at least the same extent as such Guarantor Subordinated Obligation.

                  (d) In addition, the Company shall not Incur any Secured Indebtedness which is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien. No Subsidiary Guarantor shall Incur any Secured Indebtedness which is not Guarantor Senior Indebtedness unless contemporaneously therewith effective provision is made to secure such Subsidiary Guarantor's obligations under the Subsidiary Guaranty equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

                  (e) The Company will not permit any Unrestricted Subsidiary to incur any Indebtedness other than Non-Recourse Debt; provided, however, if any such Indebtedness ceases to be Non-Recourse Debt, such event shall be deemed to constitute an incurrence of Indebtedness by the Company or a Restricted Subsidiary.

         Limitation on Layering. The Company shall not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness. No Subsidiary Guarantor shall Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor.

         Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to
(i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except (A) dividends or distributions payable in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, and (B) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Capital Stock on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than a Restricted Subsidiary of the Company or any Capital Stock of a Restricted Subsidiary of the Company held by any Affiliate of the Company, other than another Restricted Subsidiary (in either case, other than in exchange for its Capital Stock (other than Disqualified Stock)), (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to in clauses (i) through (iv) as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); or (2) the Company is not able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) under "Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment as to which financial results are available (but in no event ending more than 135 days prior to the date of such Restricted Payment) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate net proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than net proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan or similar trust); provided, however, that the value of any non cash net proceeds shall be as determined by the Board of Directors in good faith, except that in the event the value of any non cash net proceeds shall be $25 million or more, the value shall be as determined in writing by an independent investment banking firm of nationally recognized standing; (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan or similar trust subsequent to the Issue Date; provided, however, that if such plan or trust Incurs any Indebtedness to or Guaranteed by the Company or any of its Restricted Subsidiaries to finance the acquisition of such Capital Stock, such aggregate amount shall be limited to such Net Cash Proceeds less such Indebtedness Incurred to or Guaranteed by the Company or any of its Restricted Subsidiaries and any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such plan or trust with respect to Indebtedness Incurred by it to finance the purchase of such Capital Stock; (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); (E) the amount equal to the net reduction in Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from (i) repurchases or redemptions of such Investments by such Person, proceeds realized upon the sale of such Investment to an unaffiliated purchaser, and repayments of loans or advances or other transfers of assets by such Person to the Company or any Restricted Subsidiary of the Company or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments;

provided, however, that no amount shall be included under this clause (E) to the extent it is already included in Consolidated Net Income; and (F) the aggregate Net Cash Proceeds received by a Person in consideration for the issuance of such Person's Capital Stock (other than Disqualified Stock) which are held by such Person at the time such Person is merged with and into the Company in accordance with the "Merger and Consolidation" covenant subsequent to the Issue Date; provided, however, that concurrently with or immediately following such merger the Company uses an amount equal to such Net Cash Proceeds to redeem or repurchase the Company's Capital Stock.

         (b) The provisions of paragraph (a) shall not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from clause (3) (B) of paragraph (a); (ii) any purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (v) payments of dividends on the Company's common stock after an initial public offering of common stock of the Company in an annual amount not to exceed 6% of the gross proceeds (before deducting underwriting discounts and commissions and other fees and expenses of the offering) received by the Company from shares of common stock sold for the account of the Company (and not for the account of any stockholder) in such initial public offering; (vi) payments by the Company to repurchase Capital Stock or other securities of the Company from members of management of the Company in an aggregate amount not to exceed $15 million; (vii) payments to enable the Company to redeem or repurchase stock purchase or similar rights granted by the Company with respect to its Capital Stock in an aggregate amount not to exceed $1 million; (viii) payments, not to exceed $200,000 in the aggregate, to enable the Company to make cash payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; (ix) payments made pursuant to any merger, consolidation or sale of assets effected in accordance with the "Merger and Consolidation" covenant; provided, however, that no such payment may be made pursuant to this clause (ix) unless, after giving effect to such transaction (and the incurrence of any Indebtedness in connection therewith and the use of the proceeds thereof), the Company would be able to Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Indebtedness" covenant such that, after Incurring that $1.00 of additional Indebtedness, the Consolidated Coverage Ratio would be greater than 3.5:1.00; and (x) the redemption payment to be made by the Company on the Issue Date pursuant to the Merger Agreement and any amount paid subsequent to the Issue Date adjusting such redemption payment in accordance with the terms of the Merger Agreement; provided, however, that in the case of clauses (v),
(vi), (vii), (viii) and (ix) no Default or Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof.

         Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to
(i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligation owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company; except: (a) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement; (b) any encumbrance or restriction with respect to such a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness issued by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date (other than Indebtedness issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary of the Company or was acquired by the Company); (c) any encumbrance or restriction with respect to such a Restricted Subsidiary pursuant to an agreement evidencing Indebtedness Incurred without violation of the Indenture or effecting a refinancing of Indebtedness issued pursuant to an agreement referred to in clauses (a) or (b) or this clause (c) or contained in any amendment to an agreement referred to in clauses (a) or (b) or this clause
(c); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any of such agreement, refinancing agreement or amendment, taken as a whole, are no less favorable to the holders in any material respect, as determined in good faith by the senior management of the Company or Board of Directors of the Company, than encumbrances and restrictions with respect to such Restricted Subsidiary contained in agreements in effect at, or entered into on, the Issue Date; (d) in the case of clause (iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) that is included in a licensing agreement to the extent such restrictions limit the transfer of the property subject to such licensing agreement or (D) arising or agreed to in the ordinary course of business and that does not, individually or in the aggregate, detract from the value of property or assets of the Company or any of its Subsidiaries in any manner material to the Company or any such Restricted Subsidiary; (e) in the case of clause (iii) above, restrictions contained in security agreements, mortgages or similar documents securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements; (f) any restriction with respect to such a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and
(g) encumbrances or restrictions arising or existing by reason of applicable law.

         Limitation on Sales of Assets and Subsidiary Stock. (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Company's senior management or the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition,
(ii) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, to the extent the Company or any Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase
(x) Senior Indebtedness or (y) Indebtedness (other than Preferred Stock) of a Wholly-Owned Subsidiary (in each case other than Indebtedness owed to the Company) within 180 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, within one year from the receipt of such Net Available Cash, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), at the Company's election either (x) to the investment in or acquisition of Additional Assets or (y) to prepay, repay or purchase (1) Senior Indebtedness or (2) Indebtedness (other than Preferred Stock) of a Wholly-Owned Subsidiary (in each case other than Indebtedness owed to the Company); (C) third, within 45 days after the later of the application of Net Available Cash in accordance with clauses (A) and (B) and the date that is one year from the receipt of such Net Available Cash, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to purchase Notes at par plus accrued and unpaid interest, if any, thereon; and
(D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to (w) the investment in or acquisition of Additional Assets, (x) the making of Temporary Cash Investments, (y) the prepayment, repayment or purchase of Indebtedness of the Company or Indebtedness of any Subsidiary (other than Indebtedness owed to the Company) or (z) any other purpose otherwise permitted under the Indenture, in each case within the later of 45 days after the application of Net Available Cash in accordance with clauses (A), (B) and (C) or the date that is one year from the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (B), (C) or (D) above, the Company or such Restricted Subsidiary shall retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance herewith except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant at any time exceed $15 million. The Company shall not be required to make an offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B)) is less than $25 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

         For the purposes of this covenant, the following will be deemed to be cash: (x) the assumption by the transferee of Senior Indebtedness of the Company or Indebtedness of any Restricted Subsidiary of the Company and the release of the Company or such Restricted Subsidiary from all liability on such Senior Indebtedness or Indebtedness in connection with such Asset Disposition (in which case the Company shall, without further action, be deemed to have




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applied such assumed Indebtedness in accordance with clause (A) of the preceding paragraph) and (y) securities received by the Company or any Restricted Subsidiary of the Company from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

         Notwithstanding the foregoing, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Swap if (i) at the time of entering into such Asset Swap or immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof, (ii) in the event such Asset Swap involves an aggregate amount in excess of $10 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Company, and (iii) in the event such Asset Swap involves an aggregate amount in excess of $50 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing that such Asset Swap is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

         (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C), the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes at a purchase price of 100% of their principal amount plus accrued and unpaid interest, if any, to the purchase date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the offer is less than the Net Available Cash allotted to the purchase of the Notes, the Company will apply the remaining Net Available Cash in accordance with clause
(a)(iii)(D) above.

         (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue thereof.

         Limitation on Affiliate Transactions. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company other than a Wholly-Owned Subsidiary (an "Affiliate Transaction") unless: (i) the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate; (ii) in the event such Affiliate Transaction involves an aggregate amount in excess of $5 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the disinterested members of such Board, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in (i) above); and (iii) in the event such Affiliate Transaction involves an aggregate amount in excess of $15 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

         (b) The foregoing paragraph (a) shall not apply to (i) any Restricted Payment permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company, (iii) loans or advances to employees in the ordinary course of business of the Company or any of its Restricted Subsidiaries, (iv) any transaction between Wholly-Owned Subsidiaries, (v) indemnification agreements with, and the payment of fees and indemnities to, directors, officers and employees of the Company and its Restricted Subsidiaries, in each case in the ordinary course of business, (vi) transactions pursuant to agreements as in existence on the Issue Date, (vii) any employment, non-competition or confidentiality agreements entered into by the Company or any of its Restricted Subsidiaries with its employees in the ordinary course of business, (viii) payments made in connection with the Transaction, including fees to Hicks Muse, (ix) the issuance of Capital Stock of the Company (other than Disqualified Stock) and (x) any obligations of the Company pursuant to the Monitoring and Oversight Agreement and the Financial Advisory Agreement.

         Limitation on Capital Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Capital Stock (other than Preferred Stock) to any Person (other than to the Company or a




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Wholly-Owned Subsidiary of the Company) or permit any Person (other than the
Company or a Wholly-Owned Subsidiary of the Company) to own any Capital Stock (other than Preferred Stock) of a Restricted Subsidiary of the Company, if in either case as a result thereof such Restricted Subsidiary would no longer be a Restricted Subsidiary of the Company; provided, however, that this provision shall not prohibit (x) the Company or any of its Restricted Subsidiaries from selling, leasing or otherwise disposing of all of the Capital Stock of any Restricted Subsidiary or (y) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with the Indenture.

         SEC Reports. The Company will file with the Trustee and provide to the holders of the Notes, within 15 days after it files them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company files with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. In the event that the Company is not required to file such reports with the Commission pursuant to the Exchange Act, the Company will nevertheless deliver such Exchange Act information to the holders of the Notes within 15 days after it would have been required to file it with the Commission.

         Merger and Consolidation. The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;
(ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of "Limitation on Indebtedness"; and
(iv) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

         The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes.

         Notwithstanding the foregoing clauses (ii) and (iii), (1) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

EVENTS OF DEFAULT

         Each of the following constitutes an Event of Default under the
Indenture: (i) a default in any payment of interest on any Note when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination" above, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination" above, (iii) the failure by the Company to comply with its obligations under "Certain Covenants -- Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control" above or under covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Notes which shall constitute an Event of Default under clause (ii) above), other than "-- Merger and Consolidation," (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20 million and such default shall not have been cured or such acceleration rescinded after a 10 day period (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) any judgment or decree for the payment of money in excess of $20 million (to the extent not covered by insurance) is rendered against the




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



Company or a Significant Subsidiary and such judgment or decree shall remain undischarged or unstayed for a period of 60 days after such judgment becomes final and non-appealable (the "judgment default provision") or (ix) any Subsidiary Guaranty by a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under the Indenture or its Subsidiary Guaranty and such Default continues for 10 days. However, a default under clauses (iv) and (v) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

         If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company may declare the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest shall be due and payable immediately. if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

         Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing,
(ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

         The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as its board of directors, a committee of its board of directors or a committee of its Trust officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults.

AMENDMENTS AND WAIVERS

         Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding New Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the stated rate of or extend the stated time for payment of interest on any New Note, (iii) reduce the principal of or extend the Stated Maturity of any Note,
(iv) reduce the premium payable upon the redemption or repurchase of any New Note or change the time at which any New Note may be redeemed as described under "Optional Redemption" above, (v) make any New Note payable in money other than that stated in the New Note, (vi) impair the right of any holder to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes or
(vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

         Without the consent of any holder, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the
Code), to add further Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

         The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

         After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

         The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Subsidiary Guaranty provision described under "Events of Default" above and the limitations contained in clauses (iii) and (iv) under "Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").

         The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries), (viii) or (ix) under "Events of Default" above or because of the failure of the Company to comply with clause
(iii) or (iv) under "Certain Covenants -- Merger and Consolidation" above.

         In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

         United States Trust Company of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.





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



GOVERNING LAW

         The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

         "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company;
(iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company; or (iv) Permitted Investments of the type and in the amounts described in clause (viii) of the definition thereof; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

         "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Asset Disposition" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions that are part of a common plan) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary, (ii) a disposition of inventory in the ordinary course of business, (iii) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business, (iv) dispositions of property for net proceeds which, when taken collectively with the net proceeds of any other such dispositions under this clause (iv) that were consummated since the beginning of the calendar year in which such disposition is consummated, do not exceed 1.5% of the consolidated book value of the Company's assets as of the most recent date prior to such disposition for which a consolidated balance sheet of the Company has been regularly prepared, and (v) transactions permitted under "Certain Covenants -- Merger and Consolidation" above.

         "Asset Swap" means the execution of a definitive agreement, subject only to customary closing conditions that the Company in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of Productive Assets between the Company or any of its Restricted Subsidiaries and another Person or group of affiliated Persons; provided, however, that any amendment to or waiver of any closing condition that individually or in the aggregate is material to the Asset Swap shall be deemed to be a new Asset Swap.

         "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

         "Average Life" means, as of the date of determination, with respect to any indebtedness, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption multiplied by the amount of such payment by (ii) the sum of all such payments.

         "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable by the Company under or in respect of the Credit Agreement and any related notes, collateral documents, letters of credit and guarantees, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post filing interest




                                     79
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is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

         "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

         "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

         "Consolidated Cash Flow" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense, (v) exchange or translation losses on foreign currencies, and (vi) all other non-cash items reducing Consolidated Net Income (excluding any non-cash item to the extent it represents an accrual of or reserve for cash disbursements for any subsequent period prior to the Stated Maturity of the Notes) and less, to the extent added in calculating Consolidated Net Income,
(x) exchange or translation gains on foreign currencies and (y) non-cash items (excluding such non-cash items to the extent they represent an accrual for cash receipts reasonably expected to be received prior to the Stated Maturity of the Notes), in each case for such period. Notwithstanding the foregoing, the income tax expense, depreciation expense and amortization expense of a Subsidiary of the Company shall be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

         "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination and as to which financial statements are available to (ii) Consolidated Interest Expense for such four fiscal quarters: provided, however, that (1) if the Company or any of its Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate Consolidated Coverage Ratio is an incurrence of Indebtedness, or both, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to (A) such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (provided that if such Indebtedness is Incurred under a revolving credit facility (or similar arrangement or under any predecessor revolving credit or similar arrangement) only that portion of such Indebtedness that constitutes the one year projected minimum balance of such Indebtedness (as determined in good faith by senior management of the Company and assuming a constant level of sales) shall be deemed outstanding for purposes of this calculation) and (B) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period any Indebtedness of the Company or any of its Restricted Subsidiaries has been repaid, repurchased, defeased or otherwise discharged (other than Indebtedness under a revolving credit or similar arrangement unless such revolving credit Indebtedness has been permanently repaid and has not been replaced), Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Indebtedness had been repaid, repurchased, defeased or otherwise discharged on the first day of such period, (3) if since the beginning of such period the Company or any of its Restricted Subsidiaries shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, Consolidated Cash Flow for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated Cash Flow (if negative) attributable thereto for such period, and Consolidated Interest Expense for such period shall be (i) reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary of the Company is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale) and (ii) increased by interest income attributable to the assets which are the subject of such Asset Disposition for such period, (4) if since the beginning of such period the Company or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary of the Company (or any Person which becomes a Restricted Subsidiary of the Company) or an acquisition of assets, including any Investment in a Restricted Subsidiary of the Company or any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any Restricted Subsidiary of the Company since the beginning of such period) shall have made any Asset Disposition, Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary of the Company during such period, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

         "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Restricted Subsidiaries, plus, to the extent not included in such interest expense, (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) interest actually paid by the Company or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net payments (whether positive or negative) pursuant to Interest Rate Agreements, (viii) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust and (ix) cash and Disqualified Stock dividends in respect of all Preferred Stock of Subsidiaries and Disqualified Stock of the Company held by Persons other than the Company or a Wholly Owned Subsidiary and less (a) to the extent included in such interest expense, the amortization of capitalized debt issuance costs and (b) interest income. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary of the Company, that was not a Wholly-Owned Subsidiary, shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

         "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income
(loss) of any person acquired by the Company or any of its Restricted Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition, (ii) any net income of any Restricted Subsidiary of the Company if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company (other than restrictions in effect on the Issue Date with respect to a Restricted Subsidiary of the Company and other than restrictions that are created or exist in compliance with the "Limitation on Restrictions on Distributions from Restricted Subsidiaries" covenant), (iii) any gain or loss realized upon the sale or other disposition of any assets of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which are not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person, (iv) any extraordinary gain or loss, (v) the cumulative effect of a change in accounting principles, (vi) restructuring charges or writeoffs recorded within the one year period following the Issue Date in an aggregate amount not to exceed $25 million,(vii) the net income of any Person, other than a Restricted Subsidiary, except to the extent of the lesser of (A) dividends or distributions paid to the Company or any of its Restricted Subsidiaries by such Person and (B) the net income of such Person (but in no event less than zero), and the net loss of such Person (other than an Unrestricted Subsidiary) shall be included only to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person and (viii) any non-cash expenses attributable to grants or exercises of employee stock options. Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants -Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a




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Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(E) thereof.

         "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made and for which financial statements are available (but in no event ending more than 135 days prior to the taking of such action), as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

         "Continuing Director" means, as of the date of determination, any Person who (i) was a member of the Board of Directors of the Company on the date of the Indenture, (ii) was nominated for election or elected to the Board of Directors of the Company with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election, or (iii) is a representative of a Permitted Holder.

         "Credit Agreement" means (i) the Credit Agreement to be entered into among the Company, The Chase Manhattan Bank, as Administrative Agent, Bankers Trust Company, as Syndication Agent, and the lenders parties thereto from time to time, as the same may be amended, supplemented or otherwise modified from time to time and (ii) any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original Administrative Agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Credit Agreement or any other credit or other agreement or indenture).

         "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

         "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

         "Designated Senior Indebtedness" means (i) the Bank Indebtedness in the case of the Company, (ii) any Guarantee by a Subsidiary Guarantor of the Bank Indebtedness in the case of such Subsidiary Guarantor and (iii) any other Senior Indebtedness in the case of the Company or Guarantor Senior Indebtedness in the case of such Subsidiary Guarantor which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10 million and is specifically designated by the Company or such Subsidiary Guarantor in the instrument evidencing or governing such Senior Indebtedness or Guarantor Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

         "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding capital stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary) or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the Notes, provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such Stated Maturity shall be deemed to be Disqualified Stock.

         "Equity Offering" means an offering for cash by the Company of its common stock, or options, warrants or rights with respect to its common stock.

         "Financial Advisory Agreement" means the Financial Advisory Agreement between Hicks Muse Partners and the Company as in effect on the Issue Date.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of




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the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

         "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

         "Guarantor Senior Indebtedness" means, with respect to a Subsidiary Guarantor, whether outstanding on the Issue Date or thereafter issued, any Guarantee of the Bank Indebtedness by such Subsidiary Guarantor, all other Guarantees by such Subsidiary Guarantor of Senior Indebtedness of the Company and all Indebtedness of such Subsidiary Guarantor, including interest and fees thereon, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations of such Subsidiary Guarantor in respect of such Indebtedness are not superior in right of payment to the obligations of such Subsidiary Guarantor under the Subsidiary Guaranty; provided, however, that Guarantor Senior Indebtedness shall not include (1) any obligations of such Subsidiary Guarantor to the Company or any other Subsidiary of the Company, (2) any liability for Federal, state, local or other taxes owed or owing by such Subsidiary Guarantor, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities) or (4) any Indebtedness, Guarantee or obligation of such Subsidiary Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of such Subsidiary Guarantor, including any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Subsidiary Guarantor.

         "Guarantor Senior Subordinated Indebtedness" means, with respect to a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under the Subsidiary Guaranty and any other Indebtedness of such Subsidiary Guarantor that specifically provides that such Indebtedness is to rank pari passu in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guaranty and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.

         "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the obligations of such Subsidiary Guarantor under the Subsidiary Guaranty pursuant to a written agreement.

         "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary.

         "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money, (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i), (ii) and (v)) entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables and accrued expenses incurred in the ordinary course of business), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, (v) all Capitalized Lease Obligations and all




                                     83
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Attributable Indebtedness of such Person, (vi) all Indebtedness of other
Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of other Persons to the extent Guaranteed by such Person, (viii) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary of the Company, any Preferred Stock of such Restricted Subsidiary to the extent such obligation arises on or before the Stated Maturity of the Notes (but excluding, in each case, any accrued dividends) and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding principal amount of all unconditional obligations as described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability of such Person, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations described above at such date.

         "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

         "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts payable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors and evidenced by a resolution of such Board of Directors certified in an Officers' Certificate to the Trustee.

         "Issue Date" means the date on which the Notes are originally issued.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

         "Monitoring and Oversight and Agreement" means the Monitoring and Oversight Agreement between Hicks Muse Partners and the Company as in effect on the Issue Date.

         "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets subject to such Asset Disposition) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition,
(iii) all distributions and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary of the Company after such Asset Disposition and (v) any portion of the purchase price from an




                                     84
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Asset Disposition placed in escrow (whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with such Asset Disposition); provided, however, that upon the termination of such escrow, Net Available Cash shall be increased by any portion of funds therein released to the Company or any Restricted Subsidiary.

         "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.

         "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any Restricted Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise) and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

         "Permitted Indebtedness" means (i) Indebtedness of the Company owing to and held by any Wholly-Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Wholly-Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly-Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (ii) Indebtedness represented by (x) the Notes, (y) any Indebtedness (other than the Indebtedness described in clauses (i), (ii) and (iv) of paragraph (b) of the covenant described under "Limitation on Indebtedness" and other than Indebtedness Incurred pursuant to clause (i) above or clauses (iv), (v) or (vi) below) outstanding on the Issue Date and (z) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (ii) or Incurred pursuant to paragraph (a) of the covenant described under "Limitation on Indebtedness"; (iii) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by the Company); provided, however, that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under "Limitation on Indebtedness" above after giving effect to the Incurrence of such Indebtedness pursuant to this clause (iii) and
(B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause
(iii); (iv) Indebtedness (A) in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided by the Company or any of its Restricted Subsidiaries to their customers in the ordinary course of their business, (B) in respect of performance bonds or similar obligations of the Company or any of its Restricted Subsidiaries for or in connection with pledges, deposits or payments made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations, (C) arising from Guarantees to suppliers, lessors, licensees, contractors, franchises or customers of obligations (other than Indebtedness) incurred in the ordinary course of business and (D) under Currency Agreements and Interest Rate Agreements; provided, however, that in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company) and correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the Indenture or to business transactions of the Company or its Restricted Subsidiaries on customary terms entered into in the ordinary course of business; (v) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in each case Incurred in connection with the disposition of any business assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness or other obligations Incurred by any Person acquiring all or any portion of such business assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition) in a principal amount not to exceed the gross proceeds actually received by the Company or any of its Restricted Subsidiaries in connection with




                                     85
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such disposition; provided, however, that the principal amount of any
Indebtedness Incurred pursuant to this clause (v), when taken together with all Indebtedness Incurred pursuant to this clause (v) and then outstanding, shall not exceed $20 million; (vi) Indebtedness consisting of (A) Guarantees by the Company or a Restricted Subsidiary of Indebtedness Incurred by a Wholly-Owned Subsidiary without violation of the Indenture and (B) Guarantees by a Restricted Subsidiary of Senior Indebtedness Incurred by the Company without violation of the Indenture (so long as such Restricted Subsidiary could have Incurred such Indebtedness directly without violation of the Indenture); and
(vii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its incurrence.

         "Permitted Investment" means an Investment by the Company or any of its Restricted Subsidiaries in (i) a Wholly-Owned Subsidiary of the Company; provided, however, that the primary business of such Wholly-Owned Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person becomes a Wholly-Owned Subsidiary of the Company or is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Wholly-Owned Subsidiary of the Company; provided, however, that in each case such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees for purposes of purchasing the Company's common stock in an aggregate amount outstanding at any one time not to exceed $10 million and other loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Restricted Subsidiaries or in satisfaction of judgments or claims; (viii) a Person engaged in a Related Business or a loan or advance to the Company the proceeds of which are used solely to make an Investment in a Person engaged in a Related Business or a Guarantee by the Company of Indebtedness of any Person in which such Investment has been made; provided, however, that no Permitted Investments may be made pursuant to this clause
(viii) to the extent the amount thereof would, when taken together with all other Permitted Investments made pursuant to this clause (viii), exceed $50 million in the aggregate (plus, to the extent not previously reinvested, any return of capital realized on Permitted Investments made pursuant to this clause (viii), or any release or other cancellation of any Guarantee constituting such Permitted Investment); (ix) Persons to the extent such Investment is received by the Company or any Restricted Subsidiary as consideration for asset dispositions effected in compliance with the covenant described under "Limitations on Sales of Assets and Subsidiary Stock"; (x) prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of the Company and its Restricted Subsidiaries; and (xi) Investments in connection with pledges, deposits, payments or performance bonds made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations.

         "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

         "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

         "Productive Assets" means assets of a kind used or usable by the Company and its Restricted Subsidiaries in the Company's business or any Related Business.

         A "Public Market" exists at any time with respect to the common stock of the Company if (a) the common stock of the Company is then registered with the Securities and Exchange Commission pursuant to Section 12(b) or 12(g) of Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System and (b) at least 15% of the total issued and outstanding common stock of the Company has been distributed prior to such time by means of an effective registration statement under the Securities Act 1933.





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         "Refinancing Indebtedness" means Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the earlier of
(A) the first anniversary of the Stated Maturity of the Notes and (B) Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the lesser of (A) the Average Life of the Notes and (B) the Average Life of the Indebtedness being refinanced, and
(iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to (or 101% of, in the case of a refinancing of the Notes in connection with a Change of Control) or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced.

         "Related Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture, as reasonably determined by the Company's Board of Directors.

         "Representative" means any trustee, agent or representative (if any) of an issue of Senior Indebtedness.

         "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

         "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person.

         "Secured Indebtedness" means any Indebtedness of the Company or a Subsidiary Guarantor secured by a Lien.

         "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness.

         "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

         "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision.

         "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

         "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary shall refer to a Subsidiary of the Company.

         "Subsidiary Guarantor" means each Subsidiary of the Company in existence on the Issue Date and each Subsidiary (other than foreign subsidiaries and Unrestricted Subsidiaries) created or acquired by the Company after the Issue Date.

         "Subsidiary Guaranty" means the Guarantee of the Notes by a Subsidiary Guarantor.

         "Temporary Cash Investments" means any of the following: (i) any Investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250 million (or the foreign currency equivalent thereof) and whose long-term debt, or whose parent holding company's long-term debt, is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group, (v) Investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc. and (vi) Investments in mutual funds whose investment guidelines restrict such funds' investments to those satisfying the provisions of clauses (i) through (v) above.

         "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total consolidated assets of $10,000 or less or (B) if such Subsidiary has consolidated assets greater than $10,000, then such designation would be permitted under "Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under clause (a) of "Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

         "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

         "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

         "Wholly-Owned Subsidiary" means a Restricted Subsidiary of the Company, at least 99% of the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

BOOK-ENTRY; DELIVERY AND FORM

         The certificates representing the Old Notes were issued, and the certificates representing the New Notes will be issued, in fully registered form, without coupons. The Old Notes are represented by two permanent global certificates in definitive, fully registered form without interest coupons in the aggregate amount of $398,500,000 (the "Initial Global Notes") and by three Certificated Securities (as defined below) in the amount of $500,000 each. Except as described in the next paragraph, the New Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the "Global Notes") and will be deposited with, or on behalf of, the DTC (the "Depositary"), and registered in the name of Cede & Co., as the DTC's nominee or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between the DTC and the Trustee. If any holder of Old

Notes whose interest in such Old Notes is represented by an Initial Global Note fails to tender in the Exchange Offer, the Company may issue and deliver to such holder a separate certificate representing such holder's Old Notes in registered form without interest coupons.

         New Notes exchanged for Old Notes originally purchased by or transferred to (i) institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) who are not "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) ("QIBs") or (ii) QIBs who elect to take physical delivery of their certificates (collectively, "Non-Global Purchasers") will be issued in registered form without interest coupons (the "Certificated Securities"). Upon the transfer to a QIB of Certificated Securities initially issued to a Non-Global Purchaser, such Certificated Securities will, unless the transferee requests otherwise or the Global Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Note.

         The Depository has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depository was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depository's Participants include securities brokers and dealers (including the initial purchasers of the Old Notes), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. QIBs may elect to hold New Notes purchased by them through the Depository. QIBs who are not Participants may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants. Persons that are not QIBs may not hold New Notes through the Depository.

         The Company has been advised by the Depository that upon deposit of the Global Notes, (i) the Depository will credit the accounts of Participants with portions of the principal amount of the Global Notes and (ii) ownership of the New Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer New Notes or to pledge the New Notes as collateral will be limited to such extent.

         So long as the Depository or its nominee is the registered owner of the Global Notes, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have New Notes represented by such Global Note registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in New Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depository's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Payments with respect to the principal of, premium, if any, and interest on any New Notes represented by a Global Note registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depository or its nominee in its capacity as the registered Holder of the Global Note representing such New Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depository. Payments by the Participants and the

Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED SECURITIES

         If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in definitive form under the Indenture, or (iii) upon the occurrence of certain other events, then, upon surrender by the Depository of its Global Notes, Certificated Securities will be issued to each person that the Depository identifies as the beneficial owner of the New Notes represented by the Global Notes. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

         Neither the Company nor the Trustee shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion is a summary of certain federal income tax considerations relevant to the exchange of Old Notes for New Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the New Notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

         EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

         The exchange of Old Notes for New Notes will not be an exchange or otherwise a taxable event to a holder for federal income tax purposes. Accordingly, a holder will have the same adjusted issue price, adjusted basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each of the Company and the Subsidiary Guarantors has agreed that, for a period of 90 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 25, 1997, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

         Neither the Company nor the Subsidiary Guarantors will receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus for any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company and the Subsidiary Guarantors have jointly and severally agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Old Notes) other than commissions or concessions of any broker-dealers and will indemnify the Holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

         The validity of the New Notes offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

        The consolidated balance sheets of American Home Food Products as of December 31, 1995 and 1994 and the consolidated statements of operations and Parent Company's Investment and Advances, and cash flows of American Home Food Products for each of the three years in the period ended December 31, 1995, included in this prospectus, have been included herein in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

        On December 13, 1996, the Company dismissed Arthur Andersen LLP as its independent accountants. The decision to dismiss Arthur Andersen LLP was made by the Company's management and was ratified by the Board of Directors. The reports of Arthur Andersen LLP on the financial statements of the Company for fiscal years 1994 and 1995 are unqualified and do not contain an adverse or disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principles. During 1993, 1994, 1995, and through this date of dismissal in 1996 there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP would have caused them to make reference to the subject matter of the disagreements in its reports. Coopers and Lybrand L.L.P. was engaged as the Company's independent accountants in December 1996.

                             AVAILABLE INFORMATION

         The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein or therein are not necessarily complete, but contain a summary of the material terms of such contracts, agreements or other documents. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 7 World Trade Center, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2551. Copies of such materials may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the web site that the Commission maintains at www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                           PAGE
                                           ----
AMERICAN HOME FOOD PRODUCTS

REPORT OF INDEPENDENT PUBLIC
  ACCOUNTANTS...........................   F-2

COMBINED FINANCIAL STATEMENTS:
  Combined Balance Sheets as of December
     31, 1994, 1995 and (unaudited) as
     of September 30, 1996..............   F-3
  Combined Statements of Operations and
     Parent Company's Investment and
     Advances for the years ended
     December 31, 1993, 1994 and 1995
     and (unaudited) for the nine months
     ended September 30, 1995 and
     1996...............................   F-4
  Combined Statements of Cash Flows for
     the years ended December 31, 1993,
     1994 and 1995 and (unaudited) for
     the nine months ended September 30,
     1995 and 1996......................   F-5
  Notes to Combined Financial
     Statements.........................   F-6

     All schedules are omitted because the required information is not applicable or because the required information is included in the combined financial statements or related notes.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To American Home Products Corporation:

     We have audited the accompanying combined balance sheets of American Home Food Products identified in Note 1, as of December 31, 1995 and 1994, and the related combined statements of operations and parent company's investment and advances, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the statements referred to above present fairly, in all material respects, the financial position of American Home Food Products as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
New York, New York
October 11, 1996

                          AMERICAN HOME FOOD PRODUCTS

                            COMBINED BALANCE SHEETS
                        (IN THOUSANDS OF U. S. DOLLARS)

                                     ASSETS

                                                   DECEMBER 31                       SEPTEMBER 30,
                                               -------------------   SEPTEMBER 30,       1996
                                                 1994       1995         1996          PRO FORMA
                                               --------   --------   -------------   -------------
                                                                      (UNAUDITED)     (UNAUDITED)
CURRENT ASSETS:
  Accounts receivable, net of allowance for
     doubtful accounts of $1,474, $1,663 and
     $1,782 at December 31, 1994, 1995 and
     September 30, 1996, respectively........  $107,384   $ 45,674     $ 55,733        $  55,700
  Inventories................................   147,953    139,850      130,466          130,500
  Prepaid expenses and other current
     assets..................................     4,883      3,832        1,939            1,900
                                               --------   --------     --------        ---------
          Total current assets...............   260,220    189,356      188,138          188,100
PROPERTY, PLANT AND EQUIPMENT, net...........   169,698    176,755      173,520          173,500
INTANGIBLE ASSETS, net (primarily
  goodwill)..................................   110,453     97,443       95,436          129,200
DEFERRED TAXES...............................        --         --           --          362,000
OTHER........................................       106         93           75               --
                                               --------   --------     --------        ---------
          Total assets.......................  $540,477   $463,647     $457,169        $ 852,800
                                               ========   ========     ========        =========
                     LIABILITIES AND PARENT COMPANY'S INVESTMENT AND ADVANCES
CURRENT LIABILITIES:
  Accounts payable...........................  $ 15,670   $ 13,092     $ 16,977        $  17,000
  Accrued salaries, wages and benefits.......     9,075      9,272       10,581           12,600
  Accrued advertising and promotion..........    24,518     27,465       32,884           32,900
  Other accrued liabilities..................    13,800     18,902       17,905           17,900
  Current portion of long term obligations...        --         --           --           26,000
                                               --------   --------     --------        ---------
          Total current liabilities..........    63,063     68,731       78,347          106,400
LONG-TERM OBLIGATIONS, LESS CURRENT
  MATURITIES.................................        --         --           --          986,700
OTHER NONCURRENT LIABILITIES, primarily
  accrued royalties..........................    10,275      9,919       10,189           10,200
COMMITMENTS AND CONTINGENCIES
PARENT COMPANY'S INVESTMENT AND ADVANCES
  (DEFICIT)..................................   467,139    384,997      368,633         (250,500)
                                               --------   --------     --------        ---------
          Total liabilities and parent
            company's investment and
            advances.........................  $540,477   $463,647     $457,169        $ 852,800
                                               ========   ========     ========        =========

            The accompanying notes to combined financial statements
                 are an integral part of these balance sheets.

                          AMERICAN HOME FOOD PRODUCTS

                     COMBINED STATEMENTS OF OPERATIONS AND
                    PARENT COMPANY'S INVESTMENT AND ADVANCES
                        (IN THOUSANDS OF U. S. DOLLARS)

                                                                                NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                           -------------------------------    ----------------------
                                             1993       1994       1995          1995         1996
                                           --------   --------   ---------    -----------   --------
                                                                              (UNAUDITED)
NET SALES...............................   $935,715   $997,321   $ 818,861     $609,139     $704,103
COST OF SALES...........................    432,031    463,137     398,122      296,979      333,880
                                           --------   --------   ---------     --------     --------
          Gross profit..................    503,684    534,184     420,739      312,160      370,223
MARKETING EXPENSES......................    189,850    200,757     186,396      139,876      140,168
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..............................    146,906    160,996     151,257      115,776      108,215
OTHER EXPENSE, net......................     13,624     13,215      14,479       10,266        2,096
                                           --------   --------   ---------     --------     --------
          Income before provision for
            income taxes................    153,304    159,216      68,607       46,242      119,744
PROVISION FOR INCOME TAXES..............     60,946     63,296      29,414       20,422       45,576
                                           --------   --------   ---------     --------     --------
          Net income....................     92,358     95,920      39,193       25,820       74,168
PARENT COMPANY'S INVESTMENT AND
  ADVANCES, beginning of period.........    330,106    423,551     467,139      467,139      384,997
ADVANCES WITHDRAWALS AND DIVIDENDS,
  net...................................      1,087    (52,332)   (121,335)     (79,724)     (90,532)
                                           --------   --------   ---------     --------     --------
PARENT COMPANY'S INVESTMENT AND
  ADVANCES, end of period...............   $423,551   $467,139   $ 384,997     $413,235     $368,633
                                           ========   ========   =========     ========     ========

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

                          AMERICAN HOME FOOD PRODUCTS

                       COMBINED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS OF U. S. DOLLARS)

                                                                        NINE MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                     -------------------------------   -------------------
                                       1993       1994       1995        1995       1996
                                     --------   --------   ---------   --------   --------
                                                                           (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.......................  $ 92,358   $ 95,920   $  39,193   $ 25,820   $ 74,168
  Adjustments to reconcile net
     income to net cash provided
     from operating activities --
     Depreciation and
     amortization..................    24,991     26,389      30,154     22,569     13,717
  Changes in working capital --
     Accounts receivable...........   (15,584)   (24,711)     61,710     44,740    (10,059)
     Inventories...................   (19,094)   (13,802)      8,103      1,107      9,384
     Prepaid expenses and other
       current assets..............     1,260     (1,259)      1,051      1,440      1,893
     Other noncurrent assets.......        30        (19)         13         29         18
     Accounts payable..............       363     (2,728)     (2,578)    (1,889)     3,885
     Accrued salaries, wages and
       benefits....................     1,191       (369)        197         (5)     1,309
     Accrued advertising and
       promotion...................     1,945      8,073       2,947      4,247      5,419
     Other accrued liabilities.....     1,360     (4,424)      5,102      4,405       (997)
     Other.........................      (320)       379        (356)      (368)       270
                                     --------   --------   ---------   --------   --------
          Net cash provided from
            operating activities...    88,500     83,449     145,536    102,095     99,007
                                     --------   --------   ---------   --------   --------
INVESTING ACTIVITIES:
  Purchases of plant and equipment,
     net...........................    22,030     31,117      24,201     22,372      8,475
  Purchase of business.............    67,557          0           0          0          0
                                     --------   --------   ---------   --------   --------
          Net cash used in
            investing activities...   (89,587)   (31,117)    (24,201)   (22,372)    (8,475)
                                     --------   --------   ---------   --------   --------
FINANCING ACTIVITIES:
  Dividends paid to parent
     company.......................   (85,012)   (93,761)     (5,818)    (1,924)    (1,461)
  Change in parent company's
     investment and advances,
     net...........................    86,598     42,134    (115,793)   (78,369)   (89,171)
                                     --------   --------   ---------   --------   --------
          Net cash provided from
            (used in) financing
            activities.............     1,586    (51,627)   (121,611)   (80,293)   (90,632)
                                     --------   --------   ---------   --------   --------
EFFECT OF EXCHANGE RATES...........      (499)      (705)        276        570        100
                                     --------   --------   ---------   --------   --------
INCREASE (DECREASE) IN CASH........  $      0   $      0   $       0   $      0   $      0
                                     ========   ========   =========   ========   ========

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

                          AMERICAN HOME FOOD PRODUCTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

                (DATA WITH REGARD TO SEPTEMBER 30, 1996 AND 1995
               AND FOR THE NINE MONTHS THEN ENDED ARE UNAUDITED)

(1) DESCRIPTION OF BUSINESS:

     The accompanying financial statements include the operations of the following indirect wholly-owned subsidiaries of American Home Products Corporation ("AHPC" or the "Parent"): American Home Food Products, Inc. and its subsidiary M. Polaner, Inc., ("AHFP, Inc."), American Home Foods, Inc., Luck's Incorporated, all of which are Delaware corporations, Canadian Home Products Limited (a Canadian corporation), and certain related assets owned by AHPC and its subsidiaries.

     On September 5, 1996, AHPC and AHP Subsidiary Holding Corporation and other parties entered into an agreement (the "Agreement") pursuant to which an affiliate of Hicks Muse Equity Fund III, L.P. will acquire an 80% interest in AHFP, Inc. for approximately $1,222,000. All of the other entities and operations of the food products business of AHPC will be contributed into AHFP, Inc., all of which will constitute the Company. In connection with the Agreement, AHFP Inc. will receive approximately $264,000 of equity financing and will incur indebtedness of approximately $1,083,000, approximately $958,000 of which will be used to redeem shares of common stock of AHFP Inc. held by a subsidiary of AHPC. As a result, AHPC will continue to beneficially own approximately 20% of AHFP, Inc. The pro forma effects of this transaction have been presented in the accompanying unaudited pro forma combined balance sheet which has been prepared as though the transaction occurred on September 30, 1996. The unaudited pro forma combined balance sheet does not purport to be indicative of what the combined financial position would actually have been had the transaction been completed on September 30, 1996. As a result of this transaction, American Home Foods, Inc., Luck's Incorporated, Canadian Home Products Limited and M. Polaner, Inc. will be wholly owned subsidiaries of AHFP, Inc.

     Immediately after this transaction, the Company will purchase Heritage Brands Holdings, Inc. and subsidiaries ("Heritage") for approximately $70,000. The acquisition will be accounted for using the purchase method of accounting.

     The Company is in a single industry which manufactures and markets a diversified portfolio of shelf-stable food products. These products include entrees, side dishes, spreadable fruit products, snacks and other food products. The Company sells its products primarily in the United States and Canada. The Company is not dependent on any single or major group of customers for its sales.

     The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from these estimates. All significant intercompany accounts and transactions have been eliminated in preparing the combined statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Inventories --

     Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventories are as follows --

                                                    DECEMBER 31
                                                --------------------    SEPTEMBER 30,
                                                  1994        1995          1996
                                                --------    --------    -------------
Raw materials.................................  $ 53,635    $ 53,523      $ 30,295
Work in progress..............................     5,569       3,769        23,911
Finished goods................................    88,749      82,558        76,260
                                                --------    --------      --------
          Total...............................  $147,953    $139,850      $130,466
                                                ========    ========      ========

                          AMERICAN HOME FOOD PRODUCTS

  Property, Plant and Equipment --

     Property, plant and equipment is stated at cost. Normal maintenance and repairs are expensed. Additions and improvements either to provide necessary capacity, improve the efficiency of production or to modernize the facilities are capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives; generally 40 years for building and leasehold improvements, 15 years for machinery and equipment and 5 years for furniture and fixtures. Property, plant and equipment consisted of --

                                              DECEMBER 31
                                          -------------------   SEPTEMBER 30,
                                            1994       1995         1996
                                          --------   --------   -------------
Land....................................  $  4,494   $  4,494     $  4,589
Buildings and leasehold improvements....    93,641    101,622      106,600
Machinery and equipment.................   160,878    172,093      170,375
Furniture and fixtures..................    15,154     18,893       19,388
                                          --------   --------     --------
                                           274,167    297,102      300,952
Less -- accumulated depreciation and
  amortization..........................   104,469    120,347      127,432
                                          --------   --------     --------
          Total.........................  $169,698   $176,755     $173,520
                                          ========   ========     ========

  Intangible Assets --

     Early in 1993, the Company acquired a manufacturer and distributor of shelf stable fruit-juice-sweetened spreads for approximately $67,500. This acquisition was accounted for as a purchase, and accordingly, the net assets acquired were recorded at their approximate fair value as of the acquisition date. The pro forma effect on the Company's results of operations as if the acquisition had occurred at the beginning of 1993 was not significant. Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized on the straight-line method primarily over 40 years. In connection with the acquisition, the Company also acquired certain other intangible assets including a noncompete agreement which was amortized over approximately three years.

                                              DECEMBER 31
                                          -------------------   SEPTEMBER 30,
                                            1994       1995         1996
                                          --------   --------   -------------
Goodwill (amortization -- primarily 40
  years)................................  $110,579   $110,579     $110,579
Other intangible assets
  (amortization -- 3 years).............    31,000          0            0
                                          --------   --------     --------
                                           141,579    110,579      110,579
Accumulated amortization................    31,126     13,136       15,143
                                          --------   --------     --------
          Net intangible assets.........  $110,453   $ 97,443     $ 95,436
                                          ========   ========     ========

     Amortization of intangibles included in other expense, net in the combined statements of operations totaled $13,045, $13,010 and $13,010 for the years ended December 31, 1993, 1994 and 1995 and $9,757 and $2,007 for the nine months ended September 30, 1995 and 1996. All fully amortized intangibles have been retired.

     The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

     During 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued.

                          AMERICAN HOME FOOD PRODUCTS

SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The effect of adopting this pronouncement in 1996 was not significant.

  Research and Development --

     Research and development costs are charged to expense as incurred and amounted to $6,538, $6,782 and $6,447 for the years ended December 31, 1993, 1994 and 1995 and $5,093 and $7,415 for the nine months ended September 30, 1995 and 1996.

  Allowance for Doubtful Accounts and Sales Returns --

     The following summarizes the allowance for doubtful accounts and sales returns and their related activity --

                                                                     WRITE-OFFS AND
                                          BEGINNING     CHARGED      REDUCTIONS, NET    ENDING
              DESCRIPTION                  BALANCE     TO EXPENSE     OF RECOVERIES     BALANCE
              -----------                 ---------    ----------    ---------------    -------
Allowance for doubtful accounts and
  sales returns and allowances --
  Year ended December 31, 1993..........   $3,189        $  444           $507          $3,126
  Year ended December 31, 1994..........    3,126           588            240           3,474
  Year ended December 31, 1995..........    3,474         1,103            513           4,064

  Parent Company Investment and Advances --

     Parent company's investment and advances includes the stockholder's equity of the individual AHPC subsidiaries described in Note 1. The equity of the individual subsidiaries represents the original investment by the Parent, plus accumulated net income and net advances, withdrawals and dividends. Cash receipts are transferred to AHPC by daily cash sweeps, and AHPC makes funds available for operating expenses.

  Interim Financial Information --

     The unaudited combined financial statements presented herein have been prepared by the Company without audit and, in the opinion of management, contain all adjustments necessary to present fairly and on a basis consistent with the combined financial statements for the year ended December 31, 1995, the Company's combined financial position as of September 30, 1996, and the results of their operations and cash flows for the nine months ended September 30, 1995 and 1996.

     The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the entire year.

  Currency Translation --

     The assets and liabilities of Canadian Home Products Limited are translated into United States dollars at period end exchange rates. Profit and loss account items are translated using monthly average exchange rates. Translation adjustments are accumulated in parent company investment and advances and are not significant.

(3) INCOME TAXES:

     The operations of the Company are included in the consolidated tax returns of AHPC. The Company is charged by AHPC based on the statutory tax rates without any regard for temporary differences. Accordingly, the Company has no deferred tax assets or liabilities since those amounts are being paid or

                          AMERICAN HOME FOOD PRODUCTS
received by the parent. Deferred tax assets and liabilities would reflect temporary differences between assets and liabilities for financial reporting purposes and Federal income tax purposes. Such temporary differences are primarily attributable to depreciation, allowances for doubtful accounts, trade promotion accruals and other accruals and have not been significant. The income tax provision on a stand alone basis would not differ materially from the income tax provision reflected in the accompanying combined statements of operations.

     The provision for income taxes consisted of:

                                                  DECEMBER 31,             SEPTEMBER 30,
                                           ---------------------------   -----------------
                                            1993      1994      1995      1995      1996
                                           -------   -------   -------   -------   -------
Federal..................................  $51,796   $54,558   $24,126   $16,032   $38,754
Foreign..................................    3,278     2,567     2,411     1,979       994
State....................................    5,872     6,171     2,877     2,411     5,828
                                           -------   -------   -------   -------   -------
                                           $60,946   $63,296   $29,414   $20,422   $45,576
                                           =======   =======   =======   =======   =======

     A reconciliation between the Company's effective tax rate and U.S. statutory rate is as follows:

                                                                DECEMBER 31,      SEPTEMBER 30,
                                                             ------------------   --------------
                                                             1993   1994   1995   1995     1996
                                                             ----   ----   ----   -----    -----
U.S. statutory rate........................................   35%    35%    35%     35%      35%
State tax, net of Federal benefit..........................    3      3      3       3        3
Amortization of other intangibles and purchase price over
  fair value...............................................    2      2      5       6       --
                                                              --     --     --      --       --
Effective tax rate.........................................   40%    40%    43%     44%      38%
                                                              ==     ==     ==      ==       ==

(4) RELATED PARTY TRANSACTIONS:

     The combined statements of operations include the costs of certain administrative and other services provided by AHPC. These services include treasury, tax, personnel, legal, environmental, safety, public relations, audit and other related costs which on an annualized basis approximated $2,500 for each period presented. The costs have been allocated on a basis which management believes are representative of costs which would have been incurred by the Company on a stand alone basis.

     AHPC also charges the Company for its share of group insurance costs (medical, dental, basic life, etc.), based on AHPC's historical claims experience and current claim trends and the ratio of the Company's employees to total AHPC domestic employees. The charges, which are reflected in the statement of operations amounted to $11,416, $11,733 and $11,941 for the years ended December 31, 1993, 1994 and 1995, and $8,985 and $8,598 for the nine months ended September 30, 1995 and 1996.

     The combined statements of operations include rent for 35,000 square feet of space in AHPC's corporate headquarters. The rent expense related to this space amounted to $817, $965 and $905 for the years ended December 31, 1993, 1994 and 1995, and $679 and $651 for the nine months ended September 30, 1995 and 1996.

     Various self-insurance coverages are provided to the Company through AHPC consolidated programs. Auto, property, product liability and other insurance coverages provided by AHPC are allocated to the Company based on past claim history, exposure, trends and judgment. The charges, which are reflected in the statements of operations, amounted to $411, $426 and $421 for the years ended December 31, 1993, 1994 and 1995, and $314 and $321 for the nine months ended September 30, 1995 and 1996.

     The Company buys advertising through a wholly-owned subsidiary of AHPC. The rates at which it buys advertising reflect the rates obtained by the consolidated purchasing of AHPC. The charges, which

                          AMERICAN HOME FOOD PRODUCTS
are reflected in the statements of operations, amounted to $33,235, $32,839 and $42,386 for the years ended December 31, 1993, 1994 and 1995, and $28,609 and $42,974 for the nine months ended September 30, 1995 and 1996.

     Following is an analysis of the activity in the Parent Company's Investment and Advances account for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996:

                                                                        NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                      ------------------------------   -------------------
                                        1993       1994       1995       1995       1996
                                      --------   --------   --------   --------   --------
                                                                           (UNAUDITED)
Beginning balance --
  Parent Company's Investment and
     Advances.......................  $330,106   $423,551   $467,139   $467,139   $384,997
Net income..........................    92,358     95,920     39,193     25,820     74,168
Distribution of Net income through
  Parent Company's Investment and
  Advances account..................   (92,358)   (95,920)   (39,193)   (25,820)   (74,168)
                                      --------   --------   --------   --------   --------
                                       330,106    423,551    467,139    467,139    384,997
                                      --------   --------   --------   --------   --------
Changes in other assets &
  liabilities through the account:
  Depreciation & amortization.......    24,991     26,389     30,154     22,569     13,717
  Accounts receivable...............   (15,584)   (24,711)    61,710     44,740    (10,059)
  Inventories.......................   (19,094)   (13,802)     8,103      1,107      9,384
  Prepaid expenses & other current
     assets.........................     1,260     (1,259)     1,051      1,440      1,893
  Other noncurrent assets...........        30        (19)        13         29         18
  Accounts payable..................       363     (2,728)    (2,578)    (1,889)     3,885
  Accrued salaries, wages &
     benefits.......................     1,191       (369)       197         (5)     1,309
  Accrued advertising & promotion...     1,945      8,073      2,947      4,247      5,419
  Other accrued liabilities.........     1,360     (4,424)     5,102      4,405       (997)
  Other.............................      (320)       379       (356)      (368)       270
  Purchases of plant & equipment
     net............................   (89,587)   (31,117)   (24,201)   (22,372)    (8,475)
                                      --------   --------   --------   --------   --------
                                       (93,445)   (43,588)    82,142     53,903     16,364
                                      --------   --------   --------   --------   --------
Ending balance --
  Parent Company's Investment and
     Advances.......................  $423,551   $467,139   $384,997   $413,236   $368,633
                                      ========   ========   ========   ========   ========

(5) EMPLOYEE BENEFIT PLANS:

     The Company participates in certain AHPC defined benefit plans, which provide retirement benefits to substantially all nonunion and certain union employees, as well as union sponsored multiemployer plans. The amount charged and contributed to these AHPC and union sponsored plans totaled $2,236, $2,651 and $2,762 for the years ended December 31, 1993, 1994 and 1995, and $2,059 and $2,848 for the nine months ended September 30, 1995 and 1996.

     The Company provides postretirement health care and life insurance benefits for retired employees. Employees become eligible for these benefits after attaining specified age and service requirements. The Company is charged for actual retiree benefit costs based on the ratio of the Company's participants to

                          AMERICAN HOME FOOD PRODUCTS
total AHPC participants. The postretirement health care costs included in the statement of operations amounted to $2,996, $3,334 and $3,494 for the years ended December 31, 1993, 1994 and 1995, and $2,611 and $2,933 for the nine months ended September 30, 1995 and 1996.

     The Company has not provided certain disclosures required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" since, under the AHPC plans, the assets are not segregated or restricted by subsidiary and the benefit obligations will not be assumed by the Company. Further, certain disclosures prescribed by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," have not been provided since the AHPC plan is unfunded and the benefit obligations will not be assumed by the Company.

     The Company also participates in certain defined contribution plans sponsored by AHPC. Contributions to these plans are based on a percentage of the employee's compensation. Expense recognized for these plans totaled $958, $1,082 and $1,027 for the years ended December 31, 1993, 1994 and 1995, and $808 and $849 for the nine months ended September 30, 1995 and 1996.

(6) COMMITMENTS AND CONTINGENCIES:

     The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for the use of characters in the Company's canned pasta and wet spices businesses. The combined statements of operations include royalty costs amounting to $1,943, $2,065 and $3,136 for the years ended December 31, 1993, 1994 and 1995, and $2,477 and $1,632 for the nine months ended September 30, 1995 and 1996.

     There is also a royalty obligation in connection with the Company's acquisition of the cereals business in 1988. The agreement includes a minimum annual royalty of $750, payable annually, as well as a $10,250 balloon payment due on December 31, 1997. As of December 31, 1995 and September 30, 1996, $9,873 and $10,085, respectively, have been accrued towards the annual minimum royalty for each of the periods and the appropriate shares of the balloon obligation. There are no minimum royalty requirements after December 31, 1997, however, an ongoing royalty of 4% of net sales will continue.

     In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials.

     In the ordinary course of business, the Company is involved in various pending or threatened litigation claims. The Company has responsibility for environmental, safety and cleanup obligations under various local, state and Federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. The Company has been identified as a potentially responsible party at two Superfund sites. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes through its discussions with counsel and the United States Environmental Protection Agency that its proportionate share of any liability arising from such matters in the aggregate will not have a material adverse effect on the combined financial statements.

(7) GUARANTOR FINANCIAL DATA:

     As described in Note 1, AHFP, Inc. expects to issue unsecured senior subordinated notes which will mature in 2006. The notes will be subordinated to all future senior indebtedness and senior to all other subordinated indebtedness. The notes will be redeemable on or after 2001 at specified declining percentages of the principal amount thereof. In addition, prior to 2000, the Company will be able to redeem up to $160 million of the principal amount of the Notes, subject to certain requirements. Separate financial statements of the subsidiary guarantors have not been presented because the Company believes they would not be material to investors. All of the Company's subsidiaries (American Home

                          AMERICAN HOME FOOD PRODUCTS

Foods, Inc., Luck's Incorporated, Canadian Home Products Limited and M. Polaner, Inc.) will fully and unconditionally guarantee the notes, on a joint and several basis. Upon completion of the purchase of Heritage (see Note 1), Heritage will also fully and unconditionally guarantee the notes on a joint and several basis. Accordingly, the following financial information presents the combined financial statements of the Company, accounting for American Home Foods, Inc., Luck's Incorporated, Canadian Home Products Limited and M. Polaner, Inc. on an equity basis.

STATEMENT OF INCOME --

                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                      ------------------------------   -------------------
                                        1993       1994       1995       1995       1996
                                      --------   --------   --------   --------   --------
Net sales...........................  $818,691   $849,840   $686,911   $508,067   $605,666
Costs and expenses:
  Cost of sales.....................   372,815    385,410    331,238    244,940    279,670
  Selling, general and
     administrative.................   287,539    295,741    277,184    208,187    206,463
  Other expense, net................     3,712      4,190      4,777      2,948      2,631
                                      --------   --------   --------   --------   --------
     Income before provision for
       income taxes and equity in
       undistributed earnings of
       affiliates...................   154,625    164,499     73,712     51,992    116,902
Provision for income taxes..........    57,279     60,972     26,867     19,043     44,199
                                      --------   --------   --------   --------   --------
     Income before equity in
       undistributed earnings of
       affiliates...................    97,346    103,527     46,845     32,949     72,703
Equity in undistributed earnings of
  affiliates........................    (4,988)    (7,607)    (7,652)    (7,129)     1,465
                                      --------   --------   --------   --------   --------
          Net income................  $ 92,358   $ 95,920   $ 39,193   $ 25,820   $ 74,168
                                      ========   ========   ========   ========   ========

BALANCE SHEETS

                                                            DECEMBER 31,
                                                        --------------------    SEPTEMBER 30,
                                                          1994        1995          1996
                                                        --------    --------    -------------
                                                                                 (UNAUDITED)
Assets:
  Accounts receivable, net............................  $ 91,685    $ 35,926      $ 45,736
  Inventories.........................................    60,860      62,180        60,870
  Other current assets................................     3,229       2,378         1,104
  Property, plant and equipment, net..................    45,957      52,677        50,882
  Intangible and other assets.........................    67,230      65,419        64,062
  Investments in affiliates not consolidated..........   243,376     220,436       203,166
                                                        --------    --------      --------
          Total assets................................  $512,337    $439,016      $425,820
                                                        ========    ========      ========
Liabilities and Parent Company's investment and
  advances:
  Liabilities:
     Current liabilities..............................  $ 35,040    $ 44,208      $ 47,119
     Other noncurrent liabilities.....................    10,158       9,811        10,068
                                                        --------    --------      --------
          Total liabilities...........................    45,198      54,019        57,187
                                                        --------    --------      --------
Parent Company's investment and advances..............   467,139     384,997       368,633
                                                        --------    --------      --------
          Total liabilities and parent company's
            investment and advances...................  $512,337    $439,016      $425,820
                                                        ========    ========      ========

                          AMERICAN HOME FOOD PRODUCTS

CONDENSED STATEMENT OF CASH FLOWS

                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                      ------------------------------   -------------------
                                        1993       1994       1995       1995       1007
                                      --------   --------   --------   --------   --------
                                                                           (UNAUDITED)
Operating activities:
  Net income........................  $ 92,358   $ 95,920   $ 39,193   $ 25,820   $ 74,168
  Adjustments to reconcile net
     income to net cash provided by
     operating activities:
     Depreciation and
       amortization.................     4,800      5,320      6,825      4,781      4,747
     Changes in working capital:
       Accounts receivable..........   (14,988)   (20,135)    55,759     43,033     (9,810)
       Inventories..................      (184)    (8,477)    (1,320)    (7,121)     1,310
       Other current assets.........       660       (890)       851      1,360      1,274
       Current and noncurrent
          liabilities...............     5,176        301      8,821      8,468      3,169
                                      --------   --------   --------   --------   --------
          Net cash provided by
            operating activities....    87,822     72,039    110,129     76,341     74,858
  Cash used in investing activities:
     Purchase of plant and
       equipment, net...............     6,666     12,655     11,734     10,268      1,596
     Purchase of Business...........    67,557         --         --         --         --
  Cash used in financing activities:
     Change in investment and
       advances.....................   (13,599)   (59,384)   (98,395)   (66,073)   (73,262)
                                      --------   --------   --------   --------   --------
          Net increase (decrease) in
            cash....................  $      0   $      0   $      0   $      0   $      0
                                      ========   ========   ========   ========   ========

================================================================================

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY INITIAL PURCHASER OF THE OLD NOTES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                PAGE
Summary......................................     3
Risk Factors.................................    16
The Transaction..............................    19
Use of Proceeds..............................    23
Capitalization...............................    23
Selected Historical Financial and
  Operating Information......................    24
Unaudited Pro Forma Combined
  Financial Statements.......................    25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..............................    33
Business.....................................    38
Management...................................    49
Stock Ownership and Certain Transactions.....    54
Description of Senior Bank Facilities........    57
The Exchange Offer...........................    59
Description of New Notes.....................    66
Certain United States Federal Income
  Tax Considerations.........................    90
Plan of Distribution.........................    91
Legal Matters................................    91
Experts......................................    92
Available Information........................    92

     UNTIL JUNE 25, 1997 (90 DAYS AFTER THE EXPIRATION DATE) ALL
DEALERS EFFECTING TRANSACTIONS IN THE NOTES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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$400,000,000

INTERNATIONAL HOME
FOODS, INC.

10 3/8% SENIOR SUBORDINATED
NOTES DUE 2006



PROSPECTUS


February 19, 1997





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